Exhibit 99.2 Independent Auditor's Report (Consolidated Financial Statements) of Shinhan Bank as of December 31, 2023

SHINHAN BANK AND SUBSIDIARIES

December 31, 2023 and 2022

(With Independent Auditors' Report Thereon)

Contents

Independent Auditors' Report
Based on a report originally issued in Korean

To the Board of Directors and Stockholder of
Shinhan Bank:

Opinion
We have audited the consolidated financial statements of Shinhan Bank and its subsidiaries (collectively the "Group"), which comprise the consolidated statement of financial position as of December 31, 2023, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with Korean International Financial Reporting Standards ("K-IFRS").

Basis for Opinion
We conducted our audit in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matters
The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

The consolidated financial statements of the Group for the year ended December 31, 2022 were audited by another auditor who expressed an unmodified opinion on those statements on dated March 6, 2023.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.
- Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
March 4, 2024

This report is effective as of March 4, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2023 and 2022

(In millions of Korean won)	Notes		2023	2022
Assets				
Cash and due from banks	3,6,9,40,41	₩	28,056,776	22,569,882
Securities at fair value through profit or loss	3,7,41,43		23,663,110	21,201,704
Derivative assets	3,8,41,43		3,263,290	4,904,096
Loans at amortized cost	3,9,18,41,43		348,642,129	344,298,939
Loans at fair value through profit or loss	3,9		536,824	972,553
Securities at fair value through other comprehensive income	3,10,18,43		50,609,366	48,770,784
Securities at amortized cost	3,10,18,43		30,719,163	28,379,986
Property and equipment	5,11,12,17,18		2,518,593	2,537,482
Intangible assets	5,13		1,087,206	636,487
Investments in subsidiaries and associates	14		332,250	266,893
Investment properties	5,15		625,125	604,940
Defined benefit assets	24		277,784	530,174
Current tax assets	37		38,814	31,780
Deferred tax assets	37		135,371	437,896
Other assets	3,9,16,41		17,955,031	15,808,585
Non-current assets held for sale	17		36,444	29,211
Total assets		₩	508,497,276	491,981,392
Liabilities				
Financial liabilities designated at fair value through profit or loss	19	₩	254,832	47,327
Deposits	3,20,41		370,959,649	373,104,189
Financial liabilities at fair value through profit or loss	3,21		419,342	424,964
Derivative liabilities	3,8,41,43		3,512,594	5,779,626
Borrowings	3,22,40,41		26,701,198	24,212,792
Debt securities issued	3,23,40		37,750,685	33,186,180
Net defined benefit obligations	24		6,977	7,020
Provisions	25,39,41		677,621	369,201
Current tax liabilities	37		164,681	478,724
Deferred tax liabilities	37		14,378	14,247
Other liabilities	3,12,26,41,44		34,504,106	23,189,862
Total liabilities			474,966,063	460,814,132
Equity				
Capital stock	27		7,928,078	7,928,078
Hybrid bonds	27		1,988,535	2,088,542
Capital surplus	27		403,164	403,164
Capital adjustments	27,37		1,946	2,515
Accumulated other comprehensive loss	27,37		(618,125)	(1,260,828)
Retained earnings	27,28		23,815,520	21,997,438
(Regulatory reserve for loan loss)			(2,500,641)	(2,631,990)
(Required provision for (reversal of) regulatory reserve for loan loss)			((151,687))	((131,349))
(Expected provision for (reversal of) regulatory reserve for loan loss)			((151,687))	((131,349))
Total equity attributable to equity holder of Shinhan Bank			33,519,118	31,158,909
Non-controlling interests	27		12,095	8,351
Total equity			33,531,213	31,167,260
Total liabilities and equity		₩	508,497,276	491,981,392

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2023 and 2022

(In millions of Korean won, except earnings per share data)

	Notes	2023	2022
Interest income			
Financial instruments at fair value through profit or loss	₩	584,502	401,732
Financial instruments at fair value through other comprehensive income and amortized cost		19,796,687	13,684,084
Interest expense		11,978,530	5,880,614
Net interest income	3,5,29,41,43	8,402,659	8,205,202
Fees and commission income		1,266,531	1,280,575
Fees and commission expense		355,580	325,265
Net fees and commission income	3,5,30,41,43	910,951	955,310
Dividend income	31,43	49,529	20,832
Net gain on financial instruments at fair value through profit or loss	32	740,907	11,427
Net foreign currencies transaction gain		161,476	393,955
Net gain on financial instruments designated at fair value through profit or loss	19	2,495	2,673
Net gain (loss) on disposal of securities at fair value through other comprehensive income	10	21,697	(1,209)
Net loss on disposal of securities at amortized cost	10	(107)	(60)
Provision for credit loss allowance	3,9,41	865,048	598,289
General and administrative expenses	33,41	3,813,872	3,702,292
Net other operating expenses	5,35,41	(1,463,490)	(1,124,799)
Operating income		4,147,197	4,162,750
Net non-operating expenses	5,36	(114,648)	(77,425)
Share of profit of associates	5,14	8,556	22,301
Profit before income taxes	5	4,041,105	4,107,626
Income tax expense	5,37	973,114	1,061,894
Profit for the year	5,28	3,067,991	3,045,732

(Adjusted profit after reflection of regulatory reserve for loan loss
For the year ended December 31, 2023:
3,219,679 million won
For the year ended December 31, 2022:
3,177,081 million won)

SHINHAN BANK AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Continued)
For the years ended December 31, 2023 and 2022

(In millions of Korean won, except earnings per share data)

	Notes	2023	2022
Other comprehensive income (loss) for the year, net of income tax			
Items that may be reclassified subsequently to profit or loss:			
Foreign currency translation differences for foreign operations		(7,811)	(19,417)
Unrealized net change in fair value of financial assets at fair value through other comprehensive income		774,304	(788,642)
Shares in other comprehensive income (loss) of associates		7,156	(10,186)
		773,649	(818,245)
Items that will not be reclassified to profit or loss:			
Remeasurements of defined benefit plans		(158,463)	195,247
Unrealized net change in fair value of financial assets at fair value through other comprehensive income		24,652	(28,496)
		(133,811)	166,751
Other comprehensive income (loss) for the year, net of income tax	3,27,37	₩ 639,838	(651,494)
Total comprehensive income for the year		₩ 3,707,829	2,394,238
Profit attributable to:			
Equity holder of Shinhan Bank		₩ 3,067,681	3,045,012
Non-controlling interests		310	720
Profit for the year	5	₩ 3,067,991	3,045,732
Total comprehensive income attributable to:			
Equity holders of Shinhan Bank		₩ 3,707,329	2,393,359
Non-controlling interests		500	879
Total comprehensive income for the year		₩ 3,707,829	2,394,238
Earnings per share:			
Basic and diluted earnings per share in won	38	₩ 1,878	1,880

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (Continued)
For the year ended December 31, 2023

(In millions of Korean won)		Attributable to equity holder of Shinhan Bank						Non-controlling interests	Total
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings		
Balance at January 1, 2022	₩	7,928,078	1,586,662	403,164	2,742	(607,040)	19,914,560	7,472	29,235,638
Total comprehensive income (loss), net of income tax									
Profit for the year		-	-	-	-	-	3,045,012	720	3,045,732
Other comprehensive income (loss) for the year									
Foreign currency translation differences for foreign operations		-	-	-	-	(19,590)	-	173	(19,417)
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	(819,236)	2,135	(37)	(817,138)
Share of other comprehensive loss of associates		-	-	-	-	(10,186)	-	-	(10,186)
Remeasurements of defined benefit plans		-	-	-	-	195,224	-	23	195,247
Total comprehensive income (loss) for the year		-	-	-	-	(653,788)	3,047,147	879	2,394,238
Transactions with owners in their capacity as owner									
Annual dividends to equity holder		-	-	-	-	-	(900,000)	-	(900,000)
Dividends to hybrid bond holders		-	-	-	-	-	(64,269)	-	(64,269)
Issuance of hybrid bonds		-	631,581	-	-	-	-	-	631,581
Repayment of hybrid bonds		-	(129,701)	-	(299)	-	-	-	(130,000)
Share-based payment transactions		-	-	-	72	-	-	-	72
Total transactions with owners in their capacity as owners		-	501,880	-	(227)	-	(964,269)	-	(462,616)
Balance at December 31, 2022	₩	7,928,078	2,088,542	403,164	2,515	(1,260,828)	21,997,438	8,351	31,167,260

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Continued)
For the years ended December 31, 2023 and 2022

(In millions of Korean won)	Attributable to equity holder of Shinhan Bank						Non-controlling interests	Total
	Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings		
Balance at January 1, 2023	₩ 7,928,078	2,088,542	403,164	2,515	(1,260,828)	21,997,438	8,351	31,167,260
Total comprehensive income (loss), net of income tax								
Profit for the year	-	-	-	-	-	3,067,681	310	3,067,991
Other comprehensive income (loss) for the year								
Foreign currency translation differences for foreign operations	-	-	-	-	(7,995)	-	184	(7,811)
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income	-	-	-	-	802,015	(3,055)	(4)	798,956
Share of other comprehensive loss of associates	-	-	-	-	7,156	-	-	7,156
Remeasurements of defined benefit plans	-	-	-	-	(158,473)	-	10	(158,463)
Total comprehensive income (loss) for the year	-	-	-	-	642,703	3,064,626	500	3,707,829
Transactions with owners in their capacity as owner								
Annual dividends to equity holder	-	-	-	-	-	(1,157,105)	-	(1,157,105)
Dividends to hybrid bond holders	-	-	-	-	-	(89,140)	-	(89,140)
Issuance of hybrid bonds	-	399,107	-	-	-	-	-	399,107
Repayment of hybrid bonds	-	(499,114)	-	(886)	-	-	-	(500,000)
Share-based payment transactions	-	-	-	18	-	-	-	18
Additional investments in subsidiaries	-	-	-	-	-	-	3,244	3,244
Others	-	-	-	299	-	(299)	-	-
Total transactions with owners in their capacity as owners	-	(100,007)	-	(569)	-	(1,246,544)	3,244	(1,343,876)
Balance at December 31, 2023	₩ 7,928,078	1,988,535	403,164	1,946	(618,125)	23,815,520	12,095	33,531,213

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2023 and 2022

(In millions of Korean won)		**2023**	**2022**
Cash flows from operating activities			
Profit for the year	₩	3,067,991	3,045,732
Adjustments for:			
Income tax expense		973,114	1,061,894
Interest income		(20,381,189)	(14,085,816)
Interest expense		11,978,530	5,880,614
Dividend income		(49,529)	(20,832)
		(7,479,074)	(7,164,140)
Income and expense items without cash in/outflow:			
Net loss (gain) on financial instruments at fair value through profit or loss		(589,019)	277,946
Net non-cash foreign currencies transaction gain		(12,985)	(154,165)
Net gain on financial instruments designated at fair value through profit or loss		(2,495)	(2,673)
Net loss (gain) on disposal of financial assets at fair value through other comprehensive income		(21,697)	1,209
Net loss on disposal of securities at amortized cost		107	60
Provision for credit loss allowance		865,048	598,289
Non-cash employee benefits		100,936	129,036
Depreciation and amortization		495,746	436,776
Net non-cash other operating expenses		409,261	145,306
Share of profit of associates		(8,556)	(22,301)
Net non-operating expenses		54,977	36,237
		1,291,323	1,445,720
Changes in assets and liabilities:			
Deposits at amortized cost		710,400	373,687
Securities at fair value through profit or loss		(856,019)	3,033,522
Derivative assets		3,850,984	2,367,751
Loans at amortized cost		(5,439,288)	(19,254,073)
Loans at fair value through profit or loss		435,505	(87,247)
Other assets		(1,959,296)	1,206,994
Deposits due to customers		(2,030,733)	18,432,707
Financial liabilities at fair value through profit or loss		(66,307)	(198,102)
Derivative liabilities		(3,923,647)	(2,252,062)
Defined benefit liabilities		(43,906)	(262,188)
Provisions		(4,779)	(15,735)
Other liabilities		9,432,298	1,791,472
		105,212	5,136,726
Income tax paid		(1,229,041)	(845,674)
Interest received		19,949,921	13,735,865
Interest paid		(10,594,650)	(4,973,751)
Dividends received		51,625	22,693
Net cash inflow from operating activities	₩	5,163,307	10,403,171

SHINHAN BANK AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2023 and 2022

(In millions of Korean won)	2023	2022
Cash flows from investing activities		
Net cash flow of derivative financial instruments for hedges	13,687	4,022
Proceeds from decrease of securities at fair value through profit or loss	801,197	1,839,509
Acquisition of securities at fair value through profit or loss	(2,045,508)	(1,944,891)
Proceeds from decrease of securities at fair value through other comprehensive income	28,956,337	17,109,221
Acquisition of securities at fair value through other comprehensive income	(29,196,992)	(18,398,922)
Proceeds from decrease of securities at amortized cost	4,191,774	5,097,731
Acquisition of securities at amortized cost	(6,360,709)	(12,077,239)
Proceeds from disposal of property and equipment	1,807	960
Acquisition of property and equipment	(166,282)	(229,149)
Proceeds from disposal of intangible assets	5	3,547
Acquisition of intangible assets	(343,814)	(397,443)
Proceeds from disposal of investments in associates	10,979	15,616
Acquisition of investments in associates	(54,936)	(72,739)
Proceeds from disposal of investment properties	55	-
Acquisition of investment properties	(5,367)	(6,883)
Proceeds from sale of non-current assets held for sale	3,663	9,991
Decrease in other assets	545,601	645,080
Increase in other assets	(539,326)	(534,297)
Net cash outflow from investing activities	(4,187,829)	(8,935,886)
Cash flows from financing activities		
Net cash flow of derivative financial instruments for hedges	333	56
Increase in financial liabilities designated at fair value through profit or loss	209,969	49,993
Net increase in borrowings	2,322,021	2,872,249
Proceeds from issuance of debt securities	32,950,691	23,488,790
Repayment of debt securities	(28,692,806)	(27,078,364)
Dividends paid	(1,247,209)	(963,305)
Issuance of hybrid bonds	399,107	631,581
Repayment of hybrid bonds	(500,000)	(130,000)
Increase in other liabilities	109,848	101,315
Decrease in other liabilities	(289,089)	(287,678)
Increase in non-controlling interests	3,244	-
Net cash inflow (outflow) from financing activities	5,266,109	(1,315,363)
Effect of exchange rate fluctuations on cash and cash equivalents held	(5,601)	(10,317)
Net increase in cash and cash equivalents	6,235,986	141,605
Cash and cash equivalents at the beginning of the year (Note 40)	21,379,922	21,238,317
Cash and cash equivalents at the end of the year (Note 40) ₩	27,615,908	21,379,922

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023 and 2022

1. **Reporting entity**

(a) Overview

Shinhan Bank Co., Ltd., the controlling company (hereinafter referred to as the "Bank") has its headquarters at 20 Sejong-daero 9-gil, Jung-gu, Seoul. The consolidated financial statements for the reporting period ended on December 31, 2023 consist of shares in the Bank and its subsidiaries (hereinafter collectively referred to as the "Group"), and its associates and joint ventures.

The Bank is established with a new merger (October 1, 1943, bank named Choheung Bank Co., Ltd.) of Hansung Bank established on February 19, 1897 and Dongil Bank established on August 8, 1906.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999 and the former Shinhan Bank on April 1, 2006, and subsequently changed its name to Shinhan Bank. As of December 31, 2023, the Bank has 1,585,615,506 outstanding common shares with par value of ₩7,928,078 million which is 100% owned by Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group"). As of December 31, 2023, the Bank operates through 609 domestic branches, 112 depository offices, 27 premises and 14 overseas branches.

(b) Subsidiaries included in consolidation (structured entities excluded)

Details of ownerships in subsidiaries as of December 31, 2023 and 2022 are as follows:

					Ownership (%)	
Controlling company	Name of subsidiary	Location	Closing month	Sectors	December 31, 2023	December 31, 2022
Shinhan Bank	Shinhan America	U.S.A	December 31	Bank	100.00	100.00
	Shinhan Europe	Germany	December 31	Bank	100.00	100.00
	Shinhan Cambodia	Cambodia	December 31	Bank	97.50	97.50
	Shinhan Kazakhstan	Kazakhstan	December 31	Bank	100.00	100.00
	Shinhan Canada	Canada	December 31	Bank	100.00	100.00
	Shinhan China	China	December 31	Bank	100.00	100.00
	Shinhan Japan	Japan	March 31	Bank	100.00	100.00
	Shinhan Vietnam	Vietnam	December 31	Bank	100.00	100.00
	Shinhan Mexico	Mexico	December 31	Bank	99.99	99.99
	Shinhan Indonesia	Indonesia	December 31	Bank	99.00	99.00
Shinhan Japan	SBJ DNX	Japan	March 31	Computer Service	100.00	100.00

i) Shinhan Bank America

Shinhan Bank America ("Shinhan America") is established through the merger of Chohung Bank of New York and California Chohung Bank. Shinhan America's capital stock amounted to USD 173 million as of December 31, 2023.

ii) Shinhan Bank Europe GmbH

Shinhan Bank Europe GmbH ("Shinhan Europe") is established in 1994 for obtaining the authorization of banking business. As of December 31, 2023, Shinhan Europe's capital stock amounted to EUR 63 million.

iii) Shinhan Bank Cambodia

Shinhan Bank Cambodia ("Shinhan Cambodia") is established on October 15, 2007 for obtaining the authorization of banking business. Shinhan Cambodia was renamed from Shinhan Khmer Bank PLC during the year ended December 31, 2018. Shinhan Cambodia's capital stock amounted to USD 75 million as of December 31, 2023.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

Reporting entity (continued)

(b) Subsidiaries included in consolidation (structured entities excluded) (continued)

iv) Shinhan Bank Kazakhstan Limited

Shinhan Bank Kazakhstan Limited ("Shinhan Kazakhstan") is established on December 16, 2008 for the purpose of engaging banking business, etc. As of December 31, 2023, Shinhan Kazakhstan's capital stock amounted to KZT 10,029 million.

v) Shinhan Bank Canada

Shinhan Bank Canada ("Shinhan Canada") is established on March 9, 2009 for the purpose of engaging banking business, etc. As of December 31, 2023, Shinhan Canada's capital stock amounted to CAD 80 million.

vi) Shinhan Bank China Limited

The local branch of the Group has been incorporated as the entity on May 12, 2008 for the purpose of engaging banking business, etc. As of December 31, 2023, Shinhan China's capital stock amounted to CNY 2,000 million.

vii) Shinhan Bank Japan

The local branch of the Group has been converted its organization type to an entity on September 14, 2009. Shinhan Japan's capital stock amounted to JPY 20,000 million as of December 31, 2023.

viii) Shinhan Bank Vietnam Ltd.

The local branch of the Group has been converted its organization type to an entity on November 16, 2009 for the purpose of engaging banking business, etc. and merged with Shinhan Vina Bank on November 28, 2011. On December 17, 2017, Shinhan Vietnam acquired the retail business of ANZ Vietnam. As of December 31, 2023, Shinhan Vietnam's capital stock amounted to VND 5,709,900 million.

ix) Banco Shinhan de Mexico

Banco Shinhan de Mexico ("Shinhan Mexico") is established on October 12, 2015 for obtaining the authorization of banking business. As of December 31, 2023, Shinhan Mexico's capital stock amounted to MXN 1,583 million.

x) PT Bank Shinhan Indonesia

On November 30, 2015, the Group obtained the control of PT Bank Metro Express, which is established on September 8, 1967 for obtaining the authorization of banking business and is engaged in the banking business. PT Bank Metro Express is renamed as PT Bank Shinhan Indonesia ("Shinhan Indonesia") in 2016 and merged PT Centratama Nasional Bank, a former subsidiary of the Bank, on December 6, 2016. As of December 31, 2023, Shinhan Indonesia's s capital stock amounted to IDR 944,278 million.

xi) SBJ DNX

It is established on April 1, 2020 for the purpose of operating the computer service business, and as of December 31, 2023, and SBJ DNX's capital stock amounted to JPY 50 million.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

1. **Reporting entity (continued)**

   (c) Structured entities included in consolidation

   Structured entities included in consolidation as of December 31, 2023 are as follows:

Structured entities	Location	Closing month	Sectors
MPC Yulchon 2nd	Korea	3/6/9/12	Other financial business
MPC Yulchon 1st	Korea	3/6/9/12	Other financial business
Shinhan-S-Russell Co., Ltd.	Korea	3/6/9/12	Other financial business
Shinhan-Daesung Contents Fund	Korea	12	Others
Tiger Eyes 3rd Co., Ltd.	Korea	12	Other financial business
Sunny Smart 4th Co., Ltd.	Korea	3/6/9/12	Other financial business
S-redefine 3rd Co., Ltd.	Korea	7	Other financial business
Maestro ER Co., Ltd.	Korea	3/6/9/12	Other financial business
S-redefine 10th Co., Ltd.	Korea	1/4/7/10	Other financial business
Maestrogongdeok Co., Ltd.	Korea	3/6/9/12	Other financial business
GIBDAEMYUNG 1st Co., Ltd.	Korea	1/4/7/10	Other financial business
GIBLAB 2nd Co., Ltd.	Korea	9	Other financial business
MaestroDcube Co., Ltd.	Korea	2/5/8/11	Other financial business
MAESTRO Byeolnae Co., Ltd.	Korea	1/4/7/10	Other financial business
MAESTRO DS Co., Ltd.	Korea	3/6/9/12	Other financial business
S-Tiger 10th Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB JDT Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB YB Co., Ltd.	Korea	3/6/9/12	Other financial business
MAESTRO Aero Co., Ltd.	Korea	3/6/9/12	Other financial business
MAESTRO YS Co., Ltd.	Korea	3/6/9/12	Other financial business
S-Bright 1st Co., Ltd.	Korea	3/6/9/12	Other financial business
S-Tiger Games Co., Ltd.	Korea	3/6/9/12	Other financial business
Maestro Iksan Co., Ltd.	Korea	1/4/7/10	Other financial business
S-Tiger LIP Co., Ltd.	Korea	1/4/7/10	Other financial business
S-Tiger Chemical Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB HwangGeum Co., Ltd.	Korea	3/6/9/12	Other financial business
S-bright Hongdae	Korea	3/6/9/12	Other financial business
BRIGHT WOONJEONG Co., Ltd.	Korea	2/5/8/11	Other financial business
S BRIGHT CHEONHO Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB County 1st Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Mokpo Co., Ltd.	Korea	3/6/9/12	Other financial business
S-Tiger Tech Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB SungSan Co., Ltd.	Korea	3/6/9/12	Other financial business
S BRIGHT PANGYO Co., Ltd.	Korea	3/6/9/12	Other financial business
S-Tiger K Co., Ltd.	Korea	1/4/7/10	Other financial business
S-Tiger Energy Co., Ltd.	Korea	1/4/7/10	Other financial business
Shinhan-GIB-SKL Co., Ltd.	Korea	1/4/7/10	Other financial business
Rich gate YONGSAN Co., Ltd.	Korea	1/4/7/10	Other financial business

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

1. **Reporting entity (continued)**

   (c) Structured entities included in consolidation (continued)

Structured entities	Location	Closing month	Sectors
Rich gate Shinseol Corp.	Korea	3/6/9/12	Other financial business
S BRIGHT ENERGY Co., Ltd.	Korea	2/5/8/11	Other financial business
S BRIGHT IKSAN Co., Ltd.	Korea	1/4/7/10	Other financial business
S-Tiger Jeju Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Magok Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Sahwa Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB HC 1st Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Munjung Co., Ltd.	Korea	3/6/9/12	Other financial business
S-Tiger First Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB RB 1st Co., Ltd.	Korea	7	Other financial business
Rich gate Box Corp.	Korea	2/5/8/11	Other financial business
S BRIGHT LDC Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Chowol Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Gyeongju Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Duwol Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Mighty 2nd Co., Ltd.	Korea	11	Other financial business
GIB ST 2nd Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Haeundae Co., Ltd.	Korea	12	Other financial business
Rich gate Alpha Corp.	Korea	1/4/7/10	Other financial business
GIB AL 1st Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB Sinchon Co., Ltd.	Korea	2/5/8/11	Other financial business
Rich gate Baegot Corp.	Korea	2/5/8/11	Other financial business
Rich gate Jaseok Corp.	Korea	2/5/8/11	Other financial business
Shinhan GIB Mirae Co., Ltd.	Korea	2/5/8/11	Other financial business
S First 1st Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Dujeong Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Pungmu Co., Ltd.	Korea	2/5/8/11	Other financial business
Shinhan GIB Hwaseong Co., Ltd.	Korea	2/5/8/11	Other financial business
Rich gate N Corp.	Korea	3/6/9/12	Other financial business
S-Tiger Jinro Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Doan Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB Yucheon Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Yongmun Co., Ltd.	Korea	1/4/7/10	Other financial business
OSHC Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Sinsa Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB Segyo Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Gildong Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB JD Co., Ltd.	Korea	6	Other financial business
GIB Sahwa Co., Ltd.	Korea	3/6/9/12	Other financial business
S-Tiger Oil Co., Ltd.	Korea	3/6/9/12	Other financial business
S-First L Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB Mighty 3rd Co., Ltd.	Korea	3/6/9/12	Other financial business
Gangnam Landmark 1st Co., Ltd.	Korea	1/4/7/10	Other financial business
RICHGATE GANGNAM Co., Ltd.	Korea	1/4/7/10	Other financial business

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

1. **Reporting entity (continued)**

(c) Structured entities included in consolidation (continued)

Structured entities	Location	Closing month	Sectors
S-Tiger SP Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB SOOPYO Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB SINJEONG Co., Ltd.	Korea	1/4/7/10	Other financial business
GIBMAJANG Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB HOMEPLUS. Co., Ltd.	Korea	1/4/7/10	Other financial business
GIB YD Co., Ltd.	Korea	1/4/7/10	Other financial business
S TIGER BIZON Co., Ltd.	Korea	2/5/8/11	Other financial business
S TIGER SI Co., Ltd.	Korea	2/5/8/11	Other financial business
RICH GATE GANGSEO Co., Ltd.	Korea	2/5/8/11	Other financial business
S TIGER HD Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB GYEONGAN Co., Ltd.	Korea	3/6/9/12	Other financial business
GIB NAMSA Co., Ltd.	Korea	3/6/9/12	Other financial business
S TIGER LEC Co., Ltd.	Korea	2/5/8/11	Other financial business
Hana Micron 2nd Co.,Ltd.	Korea	1/4/7/10	Other financial business
RICH GATE H	Korea	3/6/9/12	Other financial business
S TIGER MOBILE INC.	Korea	2/5/8/11	Other financial business
GIB Eunpyeong Co., Ltd.	Korea	1/4/7/10	Other financial business
Rich gate GS Corp.	Korea	1/4/7/10	Other financial business
Shinhan Display 4th Co., Ltd.	Korea	1/4/7/10	Other financial business
S-Tiger Loex No.2 Co., Ltd.	Korea	1/4/7/10	Other financial business
S Project D Co., Ltd	Korea	1/4/7/10	Other financial business
S TIGER H Co., Ltd.	Korea	1/4/7/10	Other financial business
S TIGER HL Co., Ltd.	Korea	2/5/8/11	Other financial business
S Solution C Co., Ltd	Korea	2/5/8/11	Other financial business
S TIGER NM Co., Ltd.	Korea	3/6/9/12	Other financial business
SH ROAD 2ND CO., Ltd.	Korea	4/7/10/1	Other financial business
S TIGER LPD CO., Ltd.	Korea	2/5/8/11	Other financial business
S FIRST HD Co., Ltd.	Korea	2/5/8/11	Other financial business
S TIGER EMT Co., Ltd.	Korea	2/5/8/11	Other financial business
GIB SOSA CO., Ltd.	Korea	1/4/7/10	Other financial business
GIB Porter 2nd Co., Ltd.	Korea	3/6/9/12	Other financial business
S Solution B.O.,Ltd.	Korea	8	Other financial business
S TIGER CLEAN CO., Ltd.	Korea	4/7/10/1	Other financial business
S Solution YD Co., Ltd	Korea	1/4/7/10	Other financial business
S SOLUTION PM CO., LTD	Korea	2/5/8/11	Other financial business
S SOLUTION BO 2nd CO., LTD	Korea	1	Other financial business
SOYANG 68 PTE. LTD.	Korea	12	Other financial business
SOYANG 101 PTE. LTD.	Korea	12	Other financial business
Development Trust	Korea	12	Trust
Non-specified Money Trust	Korea	12	Trust
Old-age Living Pension Trust	Korea	12	Trust
New-Personal Pension Trust	Korea	12	Trust
Personal Pension Trust	Korea	12	Trust
Retirement Trust	Korea	12	Trust
New Old-age Living Pension Trust	Korea	12	Trust
Pension Trust	Korea	12	Trust
Household Money Trust (Shinhan)	Korea	12	Trust
Corporation Money Trust (Shinhan)	Korea	12	Trust
Shinhan SG Rail Professional Investment Type Private Special Asset Investment Trust No. 2	Korea	1/4/7/10	Beneficiary certificate
Shinhan AIM Private Real Estate Investment Trust No.31	Korea	6/12	Beneficiary certificate
KIRAM HO CHI MINH OFFICE GENERAL PRIVATE PLACEMENT REAL ESTATE INVESTMENT TRUST(USD)	Korea	8	Beneficiary certificate
Shinhan Green Energy Growth Engine Private Investment Trust No.1	Korea	3/6/9/12	Beneficiary certificate

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

1. **Reporting entity (continued)**

   (c) Structured entities included in consolidation (continued)

   The Group consolidates a structured entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement relating to the establishment of the structured entity. There is no non-controlling interest in the structured entities since the ownership interest in the structured entities is presented as a liability of the Group.

   As of December 31, 2023 and 2022, the Group provides credit guarantees (ABCP purchase agreement, etc.) amounting to ₩5,444,283 million and ₩4,573,327 to the structured entities described above.

   (d) Changes in subsidiaries

   Subsidiaries newly included or excluded for the year ended December 31, 2023 are as follows:

	Subsidiaries
Newly included subsidiaries for the year ended December 31, 2023	Green B io No.3 Co., Ltd. GIB Eunpyeong Co., Ltd. Rich gate GS Corp. Shinhan Display 4th Co., Ltd. S-Tiger Loex No.2 Co., Ltd. S Project D Co., Ltd S TIGER H Co., Ltd. S TIGER HL Co., Ltd. S Solution C Co., Ltd S TIGER NM Co., Ltd. SH ROAD 2ND CO., Ltd. S TIGER LPD CO., Ltd. S FIRST HD Co., Ltd. S TIGER EMT Co., Ltd. GIB SOSA CO., Ltd. GIB Porter 2nd Co., Ltd. S Solution B.O.,Ltd. S TIGER CLEAN CO., Ltd. KIRAM HO CHI MINH OFFICE GENERAL PRIVATE PLACEMENT REAL ESTATE INVESTMENT TRUST(USD) Shinhan Green Energy Growth Engine Private Investment Trust No.1 S Solution YD Co., Ltd S SOLUTION PM CO., LTD S SOLUTION BO 2nd CO., LTD SOYANG 68 PTE. LTD SOYANG 101 PTE. LTD.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

1.   **Reporting entity (continued)**

      (d) Changes in subsidiaries (continued)

      Subsidiaries newly included or excluded for the year ended December 31, 2023 are as follows:(continued)

	Subsidiaries
Excluded subsidiaries	
for the year ended December 31, 2023	GIB Haan Co., Ltd.
	S-Force 2nd Co., Ltd.
	S-Tiger Loex Co., Ltd.
	Shinhan Display 3rd Co., Ltd.
	MAESTRO H Co., Ltd.
	GIB DM Co., Ltd.
	Rich gate 14th Corp.
	GIB Porter 1st Co., Ltd.
	GIB ST Co., Ltd.
	GIB Caps Co., Ltd.
	GIB Mighty 1st Co., Ltd.
	SH ROAD No.1 Co., Ltd.
	MAESTRO landmark Co., Ltd.
	MAESTRO H 2nd Co., Ltd.
	GIB EMT Co., Ltd.
	MAESTROST Co., Ltd.
	Shinhan GIB Rozen Co., Ltd.
	GIB portfolio a 3rd Co., Ltd.
	GIB Mobility 1st Co., Ltd.
	Green Bio No.3 Co., Ltd.
	MPC Yulchon Green 1st

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies**

The material accounting policies applied by the Group are as follows:

(a) Basis of financial statements preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea ("K-IFRS"), as prescribed in the *Article 5(1)1 Act on External Audits of Corporations in the Republic of Korea*.

The financial statements for the current and comparative periods (December 31, 2023 and 2022) were prepared in accordance with the accounting policies described below.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

- derivative financial instruments are measured at fair value
- financial instruments at fair value through profit or loss ("FVTPL") are measured at fair value
- financial instruments at fair value through other comprehensive income ("FVTOCI") are measured at fair value
- share-based payment arrangements are initially measured at fair value on grant date
- changes in fair value attributable to the risk being hedged for financial instruments designated as hedged items in qualifying fair value hedge relationships are recognized in profit or loss
- liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

The respective financial statements of the Group entities are prepared in the functional currency of the respective operation. These consolidated financial statements are presented in Korean won, which is the Bank's functional currency and the currency of the primary economic environment in which the Bank operates. Subsidiaries whose functional currency is not Korean won are as follows:

Functional currency	Subsidiaries
USD	Shinhan America, Shinhan Cambodia
EUR	Shinhan Europe
KZT	Shinhan Kazakhstan
CAD	Shinhan Canada
CNY	Shinhan China
JPY	Shinhan Japan, SBJ DNX
VND	Shinhan Vietnam
MXN	Shinhan Mexico
IDR	Shinhan Indonesia

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(d) Use of estimates and judgements

In preparation of the financial statements according to K-IFRS, the use of estimates and assumptions is required for the application of accounting policies or matters affecting the reporting amounts of assets, liabilities and revenues and expenses as of December 31, 2023. When estimates and assumptions based on management's judgment as of December 31, 2023 differ from the actual, actual results may differ from these estimates.

Estimates and underlying assumptions are continually reviewed, and changes in accounting estimates are recognized during the period in which the estimate is changed and the future period in which it will be affected. Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the consolidated financial statements is described in Note 4.

The Group recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost or at FVTOCI, loan commitments and financial guarantee contracts upon adoption of K-IFRS No.1109, '*Financial Instruments*'. The measurement of such allowance is determined by techniques, assumptions and input variables used by the Group to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner. The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of December 31, 2023 are described in Note 3.

The Group estimates expected credit losses in accordance with K-IFRS No. 1109, '*Financial Instruments*,' using future economic outlook information. Considering increased uncertainties in both domestic and international economies, such as inflation and rising market interest rates, The Group utilizes future economic outlook information on key variables such as GDP growth rate, consumer price index inflation rate, and unemployment rate to estimate forecasted default rates and loss rates upon default. The Group continually monitors the impact of domestic and international economic uncertainties on the economy. The effect of these uncertainties on the Group 's expected credit losses is disclosed in Note 9, *Loan (2) changes in allowance for impairment and book value*.

(e) New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2023.

i) Amendments to K-IFRS No. 1001 'Presentation of Financial Statements' – Disclosure of Accounting Policies

The amendments define material accounting policy information and require disclosure of material accounting policy information. The amendments do not have a significant impact on the consolidated financial statements.

ii) Amendments to K-IFRS No.1001 'Presentation of Financial Statements'– Disclosure of gains or losses on valuation of financial liabilities with variable exercise price

The amendments require disclosure of the carrying amount of financial liabilities and the related gain or loss, if all or part of financial instruments with the adjustable exercise price are classified as financial liabilities. The amendments do not have a significant impact on the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(e) New and amended standards and interpretations adopted by the Group (continued)

iii) Amendments to K-IFRS No. 1008 'Accounting Policies, Changes in Accounting Estimates and Errors'– Definition of Accounting Estimates

The amendments define accounting estimates and clarify the way to distinguish changes in accounting policies from changes in accounting estimates. The amendments do not have a significant impact on the consolidated financial statements.

iv) Amendments to K-IFRS No. 1012 'Income Taxes'- Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments add a requirement to the initial recognition exemption by requiring entities to recognize the deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences. The amendments do not have a significant impact on the consolidated financial statements.

v) K-IFRS No.1117 'Insurance Contracts'

K-IFRS No. 1117 '*Insurance Contracts*' replace K-IFRS No. 1104 '*Insurance Contracts*'. K-IFRS No. 1117 measures insurance liability at its present value (i.e. at the reporting date) by using updated discount rates which reflect current market-based information such as assumptions and risks. According to K-IFRS No. 1117, insurance revenue is recognized on an accrual basis including services (insurance coverage) provided to the policyholder for each accounting period.

In addition, investment components (such as cancellation or maturity refunds) being repaid to the policyholder even if an insured event does not occur, are excluded from insurance revenue. Insurance finance income or expenses and investment income or expenses are presented separately to enable information users to understand the sources of profit or losses. The amendments do not have a significant impact on the consolidated financial statements.

vi) Global minimum corporate tax

Under the Global minimum corporate tax legislation effective from 2024, the Group may be required to pay additional tax on the difference between the effective tax rate and the minimum tax rate of 15% for each jurisdiction in which its components operate. While the Group is deemed to be subject to the Global minimum corporate tax legislation, there will be no impact on the corporate tax expenses for the period ended December 31, 2023, as Korea's legislation related to Global minimum corporate tax will be effective from January 1, 2024.

The Group is applying the temporary exemption provision for deferred corporate tax under K-IFRS No. 1012, and therefore does not recognize deferred corporate tax assets and liabilities related to global minimum tax legislation, nor does it disclose information related to deferred corporate tax.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(e) New and amended standards and interpretations adopted by the Group (continued)

The following new and amended standards and interpretations that have been established or announced but have not been adopted by the Group since the effective date has not yet been reached.

i) Amendments to K-IFRS No. 1001 'Presentation of Financial Statements' - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. In addition, the settlement of liability includes the transfer of the entity's own equity instruments, except when an option to settle them by the entity's own equity instruments in compound financial instruments meets the definition of equity instruments and is recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group is currently reviewing the impact of the amendments on the consolidated financial statements.

(f) Approval date of the financial statements

The consolidated financial statements of the Group were authorized for issue by the Board of Directors on February 7, 2024, and the consolidated financial statements will be submitted for approval to the stockholder's meeting held on March 21, 2024.

(g) Basis of consolidation

i) Subsidiaries

The Group establishes or invests in numerous structured entities; however, it does not directly or indirectly hold shares in these entities. When considering the terms of agreements under which the structured entities are established, if the Group is deemed to have the ability to obtain substantially all of the profits or losses from the operations of the structured entities and to exercise control over the activities of the structured entities that could significantly impact those profits or losses, it includes them in the consolidation scope.

There is no non-controlling interest in structured entities because the ownership interests in structured entities are shown as liabilities of the Group.

ii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iii) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent's ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interests balance below zero.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(h) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:
- Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors
- Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized
- Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, '*Income Taxes*'
- Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, '*Employee Benefits*'
- Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset
- Reacquired rights are measured in accordance with special provisions
- Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, '*Share-based Payment*'
- Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, '*Non-current Assets Held for Sale and Discontinued Operations*'

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(h) Business combinations (continued)

ii) Goodwill

The Group measures goodwill at the acquisition date as:
the fair value of the consideration transferred; plus
the recognized amount of any non-controlling interests in the acquiree; plus
if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less
the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the Group does not recognize goodwill since the transaction is regarded as equity transaction.

As part of its transition to K-IFRS, the Group elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with K-IFRS. In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous Generally Accepted Accounting Principles ("GAAP").

(i) Associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity's financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 to 50 percent of the voting power of another entity.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group's share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(j) Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to each segment and assess its performance, and for which discrete financial information is available.

The segment reporting to a chief executive officer includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly general expenses and income tax assets and liabilities. The Group considers the Chief Executive Officer ("CEO") of the Bank as the chief operating decision maker.

(k) Foreign currency translation

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the end of the reporting period. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

(l) Cash and cash equivalents

The Group classifies cash balances, call deposits and highly liquid investment assets with original maturities of three months or less from the acquisition date that are easily converted into a fixed amount of cash and are subject to an insignificant risk of changes in their fair value as cash and cash equivalents.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(m) Non-derivative financial assets

Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at FVTOCI are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVTOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Group recognizes dividends in profit or loss when the Group's right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVTOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Group's business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVTOCI, or at FVTPL. Debt instruments are reclassified only when the Group's business model changes.

① Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the 'Interest income' in the consolidated statement of comprehensive income.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

1. **Material accounting policies (continued)**

(m) Non-derivative financial assets (continued)

iii) Debt instruments (continued)

② Financial assets at FVTOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets' cash flows represent solely payments of principal and interest, are measured at FVTOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVTOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the 'Interest income' in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the 'Net foreign currency transaction gain' and 'Provision for credit loss allowance' in the consolidated statement of comprehensive income, respectively.

③ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVTOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in 'Net gain on financial assets at fair value through profit or loss' in the consolidated statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(n) Expected credit loss on financial assets

As for financial assets at amortized cost and financial assets at FVTOCI, the expected credit loss is evaluated at the end of each period and recognized as loss allowances.

Since initial recognition, a loss allowance shall be measured by the three stages in the table below depending on the extent of significant increase in credit risk.

Stage	Category	Description
Stage 1	Credit risk has not increased significantly since initial recognition	12 month expected credit losses: Expected credit loss resulting from potential default of financial instruments occurring over 12 months from the end of reporting period
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: Expected credit loss resulting from all potential default of financial instruments occurring over the expected life
Stage 3	Credit-impaired financial assets	

However, as for the financial assets whose credit is impaired at the initial recognition, only the cumulative change in the lifetime expected credit loss is recognized as the loss allowance.

The 'lifetime' refers to the expected life to the contractual maturity of the financial asset.

i) Forward looking information

The Group determines a material increase in credit risk and estimates the expected credit loss on a forward-looking basis.

The measuring factors of the expected credit loss are assumed to have certain relationship with the economic cycle. Through relationship analysis between the macroeconomic variables and the credit risk measuring factors, the forward-looking information is reflected in the expected credit loss estimation.

ii) Financial assets at amortized cost

The expected credit loss on the financial assets at amortized cost is recognized as the difference between the present value of the contractual cash flow and the present value of the expected cash flow. The expected cash flow is estimated separately for the individually material financial assets.

For the financial assets which are not individually material, they are included in a group of assets with a similar credit risk and expected credit loss is estimated collectively.

The expected credit losses of financial assets measured as amortized cost are presented net of loss allowance, and the allowance is derecognized together with the asset when it is determined to be unrecoverable. When the loan previously written-off is subsequently collected, it is recognized as an increase in loss allowance. At the end of the reporting period, the Group recognizes in profit or loss the amount of the change in loss allowance.

iii) Financial assets at FVTOCI

The expected credit loss on the financial assets at FVTOCI is calculated using the same method as that on the financial assets at amortized cost, however the changes in loss allowance are recognized as other comprehensive income. As for disposal and repayment, the loss allowance is reclassified from other comprehensive income to profit or loss.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(o) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequently, after the initial recognition, derivatives are measured at fair value at the end of every reporting period, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

① Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Group discontinues fair value hedge accounting if risk management strategy or purpose will be changed, the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(o) Derivative financial instruments (continued)

i) Hedge accounting (continued)

② Cash flow hedges

When a derivative that meet the application requirements of cash flow hedges is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the consolidated statements of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

Once hedge accounting is discontinued, any cumulative gain or loss existing in equity at that time and is recognized over the period the forecast transaction occurs as profit or loss. However, when a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately recognized in the profit or loss.

③ Hedge of net investment

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "*The Effect of Changes in Foreign Exchange Rates*" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

ii) Embedded derivatives

If a hybrid contract contains a host that is not an financial asset, embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not designated at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii) Derivative financial instruments held for trading

Changes in the fair value of derivative financial instruments not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2.   **Material accounting policies (continued)**

   (o) Derivative financial instruments (continued)

   iv) Day one profit or loss

   If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique. As for these circumstances, the difference between the fair value at the initial recognition and the transaction price is not recognized as profit or loss but deferred. The deferred difference is amortized by using straight line method over the life of the financial instruments.

   (p) Property and equipment

   Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset:

   The estimated useful lives for the years ended December 31, 2023 and 2022 are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

   (q) Intangible assets

   Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

   Amortization of intangible assets is carried out on a straight-line basis over their estimated useful lives from the date they are available for use, with a residual value of zero. However, for certain intangible assets, where the period over which they are expected to be available for use is not reasonably determinable, the useful life of the intangible assets is considered indefinite, and therefore, not subject to amortization.

Descriptions	Useful lives
Software	5 years
Capitalized development cost	5 years
Other intangible assets	5 years or contract periods

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(r) Investment properties

An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

(s) Leases

The Group leases various tangible assets, such as real estate and vehicles, and the terms of the lease are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, except that the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Group recognizes a right-of-use asset and a lease liability. The payment of each lease is allocated to the repayment of the liability and finance cost. The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as finance costs.

Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

Lease liabilities are measured at present value of the lease payments that are not paid at the commencement date of the lease agreement and included in other liabilities. Lease payments included in the measurement of the lease liabilities consist of the following:

- Fixed lease payments (including in-substance fixed payments, less any lease incentives receivable)
- Variable lease payments depending on an index or a rate
- Amounts expected to be paid by the lessee under a residual value guarantee
- The exercise price under a purchase option that the lessee is reasonably certain to exercise
- Payments of penalties for early terminating a lease unless the lessee is reasonably certain not to terminate early

If the implicit interest rate in the lease can be readily determined, the lease payments shall be discounted using that rate, and if that rate cannot be readily determined, the lessee shall use the lessee's incremental borrowing rate.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(s) Leases (continued)

The Group includes right-of-use assets within the same line item as that within which the corresponding underlying assets would be presented if they are owned. Any right-of-use asset that meets the definition of investment property is presented as investment property.

Lease payments associated with short-term leases or leases of low-value assets are recognized as an expense on a straight line basis over the lease term.

Additional considerations for the Group's accounting as a lessee include:

Extension options and termination options are generally included in multiple real estate lease contracts. When estimating the lease term, the Group considers all relevant facts and circumstances that create an economic incentive to exercise the option to extend the lease, or not to exercise the option to terminate the lease. Period covered by an extension option (or period covered by termination option) is included in lease term only if the lessee is reasonably certain to exercise (or not to exercise) the option. If the lessee and the lessor have the right to terminate without the consent of the other parties, the termination period shall be determined in consideration of the economic disadvantages incurred in terminating the contract. When significant events occur or there are significant changes in circumstances that have affected the lessee's control and the lease term before, the parties reassess whether they are quite certain to exercise the option of extension (or not).

(t) Impairment of non-financial assets

The carrying amounts of the Group's non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit ("CGU"). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2.   **Material accounting policies (continued)**

(u) Non-derivative financial liabilities

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. However, once the financial assets are designated at FVTPL, it is irrevocable. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities, and other financial liabilities include deposits, borrowings, debentures etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequently, after the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e., when the obligation specified in the contract is discharged, cancelled, or expires).

(v) Paid-in capital

i) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity..

ii) Non-controlling interests

Non-controlling interests, which represent the equity in a subsidiary not attributable, directly or indirectly, to a parent's ownership interests, consist of the amount of those non-controlling interests at the date of the original combination calculated in accordance with K-IFRS No.1103, '*Business Combinations*' and the non-controlling interests share of changes in equity since the date of the combination.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(w) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group's net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

The Group's net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(x) Share-based payment transactions

The Group has granted share-based payment based on Shinhan Financial Group's share to the employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Group is required to pay Shinhan Financial Group for the provision of the share-based payments. The Group recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group. The share-based compensation agreement that the Group has given to its executives and employees is measured in cash-settled.

(y) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

(z) Financial guarantee contracts

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract.

After initial recognition, financial guarantee contracts are measured at the higher of:
- Loss allowance in accordance with *K-IFRS No.1109, 'Financial Instruments'*
- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of *K-IFRS No.1115, 'Revenue from Contracts with Customers'*

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(aa) Recognition of revenues and expenses

The Group′s revenues are recognized using five-step revenue recognition model as follows: ① ′Identifying the contract′ → ② ′Identifying performance obligations′ → ③ ′Determining the transaction price′ → ④ ′Allocating the transaction price to performance obligations′ → ⑤ ′Recognizing the revenue by satisfying performance obligations′.

i) Interest income and expenses

Interest income and expense are recognized in profit or loss using the effective interest method.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

① Fees that are an integral part of the effective interest rate of a financial instrument.

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower's financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

② Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as revenue when the related service as a performance obligation is provided.

③ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act as a performance obligation has been completed.

iii) Dividends income

Dividend income is recognized when the shareholder's right to receive payment is established.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(ab) Income tax

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Group. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Group recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

If any additional income tax expense exists by payment of dividends, the Group recognizes it when the liability relating to the payment is recognized.

Tax uncertainties arise from the Group's tax policies, which may lead to disputes with tax authorities regarding tax assessments due to the complexity of transactions or differences in tax interpretations. The Group accounts for these uncertainties in accordance with K-IFRIC 2123. Specifically, amounts paid to tax authorities as a result of assessments but expected to be refunded in the future are recognized as tax assets, while amounts expected to be paid as a result of tax audits are recognized as tax liabilities.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

2. **Material accounting policies (continued)**

(ac) Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under *the Financial Investment Services and Capital Markets Act*. Loans to trust accounts are included in other assets. Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Group are recognized as fees and commission income.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. Financial risk management

3-1. Credit risk

Credit risk is the risk of financial loss of the Group if a customer or counterparty fails to meet its contractual obligation. Credit risk is classified as the most important risk to be managed in the Group's business activities, and management carefully manages the maximum credit risk exposure. Credit exposure arises principally from due from banks, the lending process related to loans, investment activities in debt securities, drafts in the Group's asset portfolio and off-balance sheet items including loan commitments, etc.

(a) Credit risk management

The Group's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the Chief Risk Officer (CRO) as the chairman, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of CCO, the chairman, CRO and the head of the Credit-related Business Group, the head of the Credit Planning Department, and the senior examination personnel to enhance the credit quality of the loan.

The risk management of the asset is primarily carried out by all operating units that hold and manage the asset subject to credit risk, and the credit risk management departments, such as the Risk Management Department and the Credit Planning Department, are in charge of the credit risk management of the Bank as a whole. The Risk Management Department and the Risk Engineering Department manage credit portfolio by managing credit risk limits and credit maximum exposure limits for the same parties, affiliates, industries, and countries set by the Risk Policy Committee. The Group also measures and manages risk components such as PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) through the operation of the credit evaluation system and collateral management system. As an organization for supporting and checking loan decisions, the Credit Planning Department manages the credit policy and system of the entire bank, and the Credit Assessment Department conducts independent credit rating and loan decision making. In addition, the Credit Review Department conducts individual credit review on large loans.

Each of the Group's borrowers (retail and corporate borrowers) is assigned with a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower's personalinformation, transaction performance with the Group and external credit rating information. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in the Group's credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and estimation of allowance for credit loss.

The Group's credit evaluation system, which reflects the requirements of Basel III, consists of ACE (Automatic Credit Evaluation), credit evaluation system for retail SOHO with a maximum exposure of ₩1 billion or less, and Advanced Internal Rating System (AIRS).

The assessment of corporate loans is conducted through a collective decision-making system, ensuring objective and careful decision-making. In the case of a general credit, the credit is approved by agreement between the branch's RM (Relationship Manager) and examination personnel of each business division. In case of a large or an important credit, the credit is approved by Credit Officer Committee, etc. In particular, the Credit Review Committee, which is the highest decision-making body of loans, examines important loans, such as large loans that exceed the limit. The credit for retail is evaluated in Retail Credit Assessment Department, by automated credit scoring system (CSS) based on objective statistical methods and the Bank's credit policy.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3.   Financial risk management (continued)

3-1. Credit risk (continued)

(a) Credit risk management (continued)

The Group operates an ongoing monitoring system for the regular management of individual credit. The examination personnel and RM are required to conduct Loan Reviews by automatically searching companies expected to become insolvent among the corporate loan clients, and the Credit Review Department, which is independent from the business group, determines the adequacy of Loan Review results and requests credit rating adjustment of the company as necessary. In accordance with these procedures, companies expected to become insolvent are classified as an early warning company, watchlist companies, and a normal company, and distinctive management is carried out in accordance with the management guidelines for each risk stage to prevent the insolvency of the loans at an early stage. The financial analysis support system affiliated with a professional credit evaluation agency supports credit screening and management, and the Credit Planning Department calculates and manages industrial grades and analyzes and provides industry trends and company information.

(b) Risk limit management and risk mitigation policy

To control the credit risk of the Group at an appropriate level, the following risk limit management system is established and operated.

- Credit risk limits are set and managed by business sector, customer, product, industry, etc. based on credit VaR (Value at Risk) and maximum exposure amount.
- The Risk Management Department establishes and manages limits for credit VaR, and maximum exposure limits. The Credit Planning Department and the Credit Assessment Department conduct maximum exposure limit management for credit risk management.
- The Risk Management Department and Risk Engineering Department establish a credit risk limit operation plan for the entire bank at least once a year and submit it to the Risk Policy Committee.
- Each business unit monitors and complies with credit risk limits assigned to each business unit.
- The risk is reviewed on an annual basis or within the period if deemed necessary, and the limit of risk is set and managed for each sector, such as by the individual, industry and country.
- The maximum exposure for each borrower, including institutions, is managed by sub-level limits that are individually set for accounts in the consolidated financial statements and off-balance sheet accounts, and risk limits for daily transactions related to commodity trading including foreign currency forward trading, are also determined.
- Actual maximum exposures against the limits are managed daily.
- Maximum credit risk exposure is managed in the process of analyzing the interest and principal repayment ability of the borrower, and if necessary, changes the loan limit in the process.

Other risk management measures are as follows.

i) Collateral

The Group has adopted policies and procedures to mitigate credit risk. In connection with credit risk, collateral bond is generally used, and the Group has adopted a policy for pledging certain types of assets. The main types of collateral are as follows:

- Mortgage
- Real estate, inventories, accounts receivable, etc.
- Financial instruments such as debt securities and equity securities

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(b) Risk limit management and risk mitigation policy (continued)

i) Collateral (continued)

Long-term loans are generally collateralized. On the other hand, revolving personal loans are generally unsecured. In addition, to minimize losses due to credit risk, the Group establishes additional collateral for the counterparty in the event of an indication of impairment of the asset.

Collateral for financial assets other than loans differ based on the nature of the products. Except for special cases such as Asset Backed Securities (ABS), unsecured securities are common in the case of debt securities.

ii) Derivative financial instruments

The Group maintains a credit limit on the amount and duration of derivative financial instruments that are in between the disposal agreements after purchase.

iii) Master netting agreements

The Group limits its maximum exposure to credit losses by entering into master netting agreements with counterparties in performing significant number of transactions.

Master netting agreements generally do not result in offsetting assets and liabilities in the consolidated financial statements, as transactions are usually set at a gross amount basis. However, the right to offset, which is legally enforceable and affects the realization of individual financial assets and the settlement of financial liabilities, may arise under master netting agreements, and the credit risk of financial assets associated with this is reduced by master netting agreements within the scope of financial liabilities.

The Group's overall maximum exposure to credit risk that is part of master netting agreements can vary substantially within a short period of time due to the influence of each transaction covered by the agreements.

iv) Credit related contracts

Guarantees and credit provision have credit risks similar to credit. As letter of credit (which guarantees credit on behalf of the customer by issuing a note to a third party for the amount requested under specific terms and conditions) is secured by the underlying commodities associated with them, it involves less risk. The credit provision arrangements represent the unused portion of the credit limit in the form of a credit, guarantee or letter of credit. In relation to the credit risk of a credit provision arrangement, the Group is potentially exposed to the same amount as the total unused arrangements. Long-term contracts generally have a greater degree of credit risk than short-term, and the Group monitors the maturity of credit arrangements.

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model)

i) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When assessing a significant increase in credit risk, the Group uses the change in the risk of a default occurring over the expected life of the financial assets instead of the change in the amount of expected credit losses.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

i) Determining significant increases in credit risk since initial recognition (continued)

To make that assessment, the Group compares the risk of a default occurring on the financial instruments at the end of the reporting period with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort as indicative of significant increases in credit risk since initial recognition. These information includes the default experience data held by the Group and the analysis by internal credit risk rating specialists.

i)-1. Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

The internal credit risk rating, based on the borrower's information related to each individual exposure at the time of initial recognition, may change depending on the results of ongoing monitoring and reviews.

i)-2. Measuring term structure of probability of default

Internal credit risk rating is the main input variable to determine the term structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

i)-3. Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures
Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days
Loan classification of precautionary or below	Loan classification of precautionary or below
Monitoring grade under early warning signal model	Monitoring grade under early warning signal model
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans identified with other indicators to confirm significant increases in credit risk
Loans identified with other indicators to confirm significant increases in credit risk	

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

i)-3. Significant increases in credit risk (continued)

The Group assumes the credit risk of financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days. The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower and does not take into account the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

- A significant increase in credit risk shall be identified prior to the occurrence of default.
- The criteria established to judge the significant increase in credit risk shall represent proactive prediction than the days of delinquency criteria.
- As a result of applying the judgment criteria, financial assets shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

ii) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial assets by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the end of the reporting period based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties to manage the risk of default and enhance the collectability (hereinafter referred to as 'debt restructuring'). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-months expected credit losses for that exposure again.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iii) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date
- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g., breach of contractual terms),
- Quantitative factors (e.g., if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument.)
- Internal observation and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred, and the extent thereof may vary.

iv) Reflection of forward-looking information

The Group reflects forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to forecast forward-looking information.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group analyzes the data experienced in the past and the scenario data, derives correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected future forecast information through regression estimation. To reflect the and internal and external economic uncertainties, the Group reviewed not only the existing 3 scenarios ('upside', 'central', and 'downside') but also an additional scenario, the 'worst' scenario for final forward-looking information.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

The economic variables considered by the Group for the years ended December 31, 2023 and 2022 are as follows for each scenario;

① Upside scenario

Major variables(*1)(*2)(*3)	Correlation	2023.4Q	2024			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	2.2	2.1	2.2	2.1
Private consumption index (YoY %)	(-)	1.8	1.7	2.3	2.5	2.4
Facility investment growth rate (YoY %)	(-)	(6.4)	(0.6)	(0.2)	4.0	5.0
Consumer price index growth rate (%)	(+)	3.2	2.6	2.4	2.1	1.8
Balance on current account (100 million dollars)	(-)	140	80	90	130	150
Government bond 3y yields (%)	-	3.7	3.6	3.6	3.3	3.1

② Central scenario

Major variables(*1)(*2)(*3)	Correlation	2023.4Q	2024			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	1.6	1.4	1.5	1.8
Private consumption index (YoY %)	(-)	0.9	0.7	1.2	1.4	2.0
Facility investment growth rate (YoY %)	(-)	(7.5)	(2.0)	(1.7)	2.4	3.9
Consumer price index growth rate (%)	(+)	3.4	2.8	2.8	2.5	2.1
Balance on current account (100 million dollars)	(-)	130	70	80	110	140
Government bond 3y yields (%)	-	3.7	3.6	3.6	3.5	3.3

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

③ Downside scenario

Major variables(*1)(*2)(*3)	Correlation	2023.4Q	2024			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.1	1.1	0.8	0.9	1.2
Private consumption index (YoY %)	(-)	0.4	-	0.3	0.6	1.0
Facility investment growth rate (YoY %)	(-)	(8.3)	(3.8)	(4.0)	0.2	1.4
Consumer price index growth rate (%)	(+)	3.6	3.2	3.2	3.0	2.7
Balance on current account (100 million dollars)	(-)	120	60	70	100	120
Government bond 3y yields (%)	-	3.7	3.7	3.6	3.6	3.6

④ Worst scenario

Major variables(*1)(*2)(*4)	Correlation	1 year of crisis situations
GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Balance on current account (100 million dollars)	(-)	401
Government bond 3y yields (%)	-	6.7

(*1) As a result of reviewing the correlation of each variable, the GDP growth rates and consumer price index growth rate were applied among the major variables to reflect the final forward-looking information. The Group additionally selected the unemployment rate in addition to the table above.
(*2) The Group reflected the forward-looking information, considering the default forecast period of the Group.
(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.
(*4) It was reflected in consideration of the period of the currency crisis in Korea.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3.   Financial risk management (continued)

3-1.   Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

① Upside scenario

Major variables(*1)(*2)(*3)	Correlation	2022.4Q	2023			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.4	1.6	1.7	2.5	3.9
Private consumption index (YoY %)	(-)	3.6	4.9	2.8	2.1	3.6
Facility investment growth rate (YoY %)	(-)	6.6	1.5	2.0	(4.2)	5.3
Consumer price index growth rate (%)	(+)	5.3	5.0	4.0	3.4	3.0
Balance on current account (100 million dollars)	(-)	15.0	30.0	40.0	80.0	100.0
Government bond 3y yields (%)	-	3.9	3.7	4.0	4.0	4.0

② Central scenario

Major variables(*1)(*2)(*3)	Correlation	2022.4Q	2023			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.4	0.4	0.5	1.2	3.7
Private consumption index (YoY %)	(-)	3.6	3.8	1.5	0.6	2.8
Facility investment growth rate (YoY %)	(-)	6.6	0.8	1.0	(5.3)	4.6
Consumer price index growth rate (%)	(+)	5.3	5.3	4.4	3.8	3.4
Balance on current account (100 million dollars)	(-)	15.0	20.0	30.0	60.0	80.0
Government bond 3y yields (%)	-	3.9	4.0	4.2	4.2	4.2

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3.   Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

③ Downside scenario

Major variables(*1)(*2)(*3)	Correlation	2022.4Q	2023			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.4	(0.4)	(0.5)	(0.1)	2.9
Private consumption index (YoY %)	(-)	3.6	2.9	0.3	(0.8)	1.9
Facility investment growth rate (YoY %)	(-)	6.6	0.2	0.3	(6.4)	3.4
Consumer price index growth rate (%)	(+)	5.3	5.7	4.8	4.4	3.8
Balance on current account (100 million dollars)	(-)	15.0	10.0	20.0	40.0	60.0
Government bond 3y yields (%)	-	3.9	4.3	4.6	4.6	4.6

④ Worst scenario

Major variables(*1)(*2)(*4)	Correlation	1 year of crisis situations
GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Balance on current account (100 million dollars)	(-)	401.1
Government bond 3y yields (%)	-	4.39

(*1) As a result of reviewing the correlation of each variable, the GDP growth rates and consumer price index growth rate were applied among the major variables to reflect the final forward-looking information. The Group additionally selected the unemployment rate in addition to the table above.

(*2) The Group reflected the forward-looking information, considering the default forecast period of the Group.

(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.

(*4) It was reflected in consideration of the period of the currency crisis in Korea.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on long-term data over the past ten years.

The recent historical default rate is an important reference when estimating the default rate in consideration of the future economic outlook. Although the economy has slowed down by COVID-19 since 2020, the actual default rate of the Group has remained stable due to various government support in response to the COVID-19. The Group operates the financial relief programs such as deferral of interest payments and repayment in installments, and manages credit risk of the loans subject to such deferral program by classifying those loans as Stage 2 and performing additional expected loss assessment to reflect the potential insolvency. In addition, the Group also manages credit risk through an additional assessment of expected loss for other non-retail and retail SOHO loans from borrowers with the loans subject to the deferral program, for the loans with extension of maturity by the financial relief programs, and for the loans classified as estimated loss.

As of December 31, 2023, the credit exposure of non-retail loans and retail SOHO loans to borrowers who applied for the deferral programs of interest payments and repayment in installments are ₩1,124,547 million, and the allowances are ₩138,357 million.

As of December 31, 2023 and 2022, the exposure and allowances of loans to borrowers who applied extension of maturity and deferral of interest payments and repayment in installments are as follows:

		December 31, 2023	
		Exposure	**Allowances**
Deferral of interest payments	₩	72,811	10,276
Deferral of repayment in installments		633,473	65,373
Deferral of interest payments and repayment in installments		36,656	5,618
Extension of maturity (*)		5,501,221	97,375
	₩	6,244,161	178,642

(*) It includes exposures of ₩40,413 million and allowances of ₩4,525 million for loans applied for extension maturity.

		December 31, 2022	
		Exposure	**Allowances**
Deferral of interest payments	₩	165,442	26,582
Deferral of repayment in installments		1,105,481	123,735
Deferral of interest payments and repayment in installments		66,218	9,814
Extension of maturity (*)		7,528,585	116,447
	₩	8,865,726	276,578

(*) It includes exposures of ₩46,188 million and allowances of ₩6,080 million for loans applied for extension maturity.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

To reflect the internal and external uncertainties, the Group has additionally applied the scenario of worst to three macroeconomic variable scenarios: upside, central, and downside as of December 31, 2023. The probability weight of each scenario is determined by considering the probability distribution of the economic growth rate (GDP) estimated based on the economic growth rate forecast for each scenario that reflected future forecast information presented by the internal expert group.

If the probability weights for each scenario are assumed to be 100% and the other assumptions are the same, the sensitivity analysis of the Group's expected credit loss provisions and their impact on provisions is as follows:

Scenarios	Probability weight		Hypothesis	Difference from book value
Upside	10%	₩	1,810,061	(326,493)
Central	20%		1,821,255	(315,299)
Downside	50%		1,837,299	(299,255)
Worst	20%		4,406,840	2,270,286

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

v) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (PD)
- Loss given default (LGD)
- Exposure at default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contractual maturity of the exposure.

LGD refers to the expected loss if a borrower default. The Group calculates LGD based on the experience recovery rate measured from past default exposures and forward-looking information. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount already withdrawn and the amount expected to be used in the future.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

v) Measurement of expected credit losses (continued)

When measuring expected credit losses on financial assets, the Group reflects a period of expected credit loss measurement based on a contractual maturity. The contractual maturity is computed considering the extension right held by the borrower.

Risk factors such as PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products
- Internal credit risk rating
- Type of collateral
- Loan to value ("LTV")
- Industry that the borrower belongs to
- Location of the borrower or collateral
- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experiences.

vi) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(d) Maximum exposure to credit risk

The Group's maximum exposure to credit risk of the financial instruments held as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Due from banks(*1)(*2):		
Banks	₩ 5,802,428	6,687,333
Government/Public sector/Central bank/Etc.	20,122,532	13,622,717
	25,924,960	20,310,050
Loans at amortized cost(*1)(*2):		
Banks	4,562,086	8,857,702
Retail		
Mortgage lending	60,430,803	56,469,256
Others	104,481,422	109,004,701
	164,912,225	165,473,957
Government/Public sector/Central bank/Etc.	938,209	1,077,981
Corporate		
Large enterprises	50,607,007	45,855,175
Small and medium-sized enterprises	115,251,803	111,967,778
Special finance	12,107,422	10,822,148
Others	266	103
	177,966,498	168,645,204
Credit cards	263,111	244,095
	348,642,129	344,298,939
Loans at FVTPL(*2):		
Banks	207,997	109,099
Corporate		
Large enterprises	318,929	863,454
Small and medium-sized enterprises	9,898	-
	328,827	863,454
	536,824	972,553
Securities at FVTPL:		
Debt securities	23,309,849	20,900,078
Gold/silver deposits	103,706	75,969
	23,413,555	20,976,047
Securities at FVTOCI(*1)	49,356,133	47,554,952
Securities at amortized cost(*1)	30,719,163	28,379,986
Derivative assets	3,263,290	4,904,096
Other financial assets(*1)(*3)	17,602,815	15,463,269
Off-balance accounts:		
Guarantee contracts	18,303,129	17,995,698
Loan commitments and other credit related liabilities	118,705,455	111,110,774
	137,008,584	129,106,472
	₩ 636,467,453	611,966,364

(*1) The maximum exposure amounts for due from banks, loans, securities, and other financial assets are measured as the amount net of unamortized balances and allowances.
(*2) Due from banks and loans are classified as similar credit risk group to be with consistent calculating capital adequacy ratio under New Basel Capital Accord (Basel III).
(*3) Other financial assets comprise accounts receivable, accrued income, guarantee deposits, domestic exchange settlement receivables, suspense payments, etc.

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(e) Credit risk exposure by credit risk grade

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2023 and 2022 are as follows:

		December 31, 2023								Mitigation of credit risk due to collateral
		12-month expected loss		Life-time expected loss						
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired	Total	Allowances	Net	
Due from banks:										
Banks	₩	5,234,461	577,305	-	79	-	5,811,845	(9,417)	5,802,428	-
Government/ Public sector/Central bank/Etc		18,505,158	1,624,253	-	2,876	-	20,132,287	(9,755)	20,122,532	-
		23,739,619	2,201,558	-	2,955	-	25,944,132	(19,172)	25,924,960	-
Loans at amortized cost:										
Banks		2,494,834	1,682,230	392,061	-	-	4,569,125	(7,039)	4,562,086	39,768
Retail										
Residential real estate mortgage loan		57,136,887	418,877	1,481,107	1,305,504	123,895	60,466,270	(35,467)	60,430,803	56,221,635
Others		92,473,369	2,607,381	7,205,464	2,181,624	571,410	105,039,248	(557,826)	104,481,422	62,397,303
Government/ Public sector/Central bank/Etc		883,527	55,117	-	-	-	938,644	(435)	938,209	-
Corporate										
Large enterprises		33,223,181	9,695,809	4,544,591	3,396,669	101,629	50,961,879	(354,872)	50,607,007	12,837,159
Small and medium-sized enterprises		66,197,486	24,317,763	9,013,533	16,389,258	467,423	116,385,463	(1,133,660)	115,251,803	85,399,795
Special finance		2,958,969	8,450,006	125,232	646,130	34,687	12,215,024	(107,602)	12,107,422	6,672,132
Others		-	15	-	318	-	333	(67)	266	-
Credit cards		8	262,794	-	4,484	10,086	277,372	(14,261)	263,111	84
		255,368,261	47,489,992	22,761,988	23,923,987	1,309,130	350,853,358	(2,211,229)	348,642,129	223,567,876
Securities at FVTOCI (*)		39,277,252	9,986,930	-	91,951	-	49,356,133	-	49,356,133	-
Securities at amortized cost		28,616,446	2,104,884	-	7,524	-	30,728,854	(9,691)	30,719,163	-
	₩	347,001,578	61,783,364	22,761,988	24,026,417	1,309,130	456,882,477	(2,240,092)	454,642,385	223,567,876

(*) Credit loss allowance recognized in other comprehensive income on securities at FVTOCI is ₩20,717 million.

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

   (e) Credit risk exposure by credit risk grade (continued)

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2023 and 2022 are as follows:(continued)

| | December 31, 2022 | | | | | | | | Mitigation of credit risk due to collateral |
| | 12-month expected loss | | Life-time expected loss | | | | | | |
	Grade 1	Grade 2	Grade 1	Grade 2	Impaired	Total	Allowances	Net	
Due from banks:									
Banks	₩ 4,822,966	1,875,057	-	177	-	6,698,200	(10,867)	6,687,333	-
Government/ Public sector/Central bank/Etc	12,560,296	1,068,372	-	556	-	13,629,224	(6,507)	13,622,717	-
	17,383,262	2,943,429	-	733	-	20,327,424	(17,374)	20,310,050	-
Loans at amortized cost:									
Banks	6,501,512	2,255,363	111,593	-	-	8,868,468	(10,766)	8,857,702	42,418
Retail									
Residential real estate mortgage loan	53,501,020	228,730	1,967,926	716,564	76,723	56,490,963	(21,707)	56,469,256	53,729,184
Others	98,302,645	3,138,300	6,354,309	1,296,396	404,929	109,496,579	(491,878)	109,004,701	66,719,130
Government/ Public sector/Central bank/Etc	1,063,999	2,863	12,055	-	-	1,078,917	(936)	1,077,981	-
Corporate									
Large enterprises	30,191,499	10,823,234	2,368,333	2,725,435	132,406	46,240,907	(385,732)	45,855,175	10,942,389
Small and medium-sized enterprises	67,181,097	23,458,473	8,491,172	13,379,684	438,675	112,949,101	(981,323)	111,967,778	80,698,917
Special finance	2,154,704	8,515,020	26,997	156,358	-	10,853,079	(30,931)	10,822,148	4,668,799
Others	-	43	-	86	-	129	(26)	103	-
Credit cards	14	244,400	-	3,111	4,325	251,850	(7,755)	244,095	64
	258,896,490	48,666,426	19,332,385	18,277,634	1,057,058	346,229,993	(1,931,054)	344,298,939	216,800,901
Securities at FVTOCI(*)	38,391,288	9,096,464	-	67,200	-	47,554,952	-	47,554,952	-
Securities at amortized cost	26,735,483	1,643,688	-	10,517	-	28,389,688	(9,702)	28,379,986	-
	₩ 341,406,523	62,350,007	19,332,385	18,356,084	1,057,058	442,502,057	(1,958,130)	440,543,927	216,800,901

(*) Credit loss allowance recognized in other comprehensive income on securities at FVTOCI is ₩ 24,746 million.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(e) **Credit risk exposure by credit risk grade (continued)**

ii) Credit risk exposure per credit grade of off-balance sheet accounts as of December 31, 2023 and 2022 are as follows:

		December 31, 2023			
		12-month expected credit loss	**Lifetime expected credit loss**		**Total**
			Not impaired	**Impaired**	
Guarantee contracts:					
Grade 1	₩	15,025,558	528,642	-	15,554,200
Grade 2		2,577,640	169,579	-	2,747,219
Impaired		-	-	1,710	1,710
		17,603,198	698,221	1,710	18,303,129
Loan commitment and other credit related liabilities:					
Grade 1		92,601,651	7,399,358	-	100,001,009
Grade 2		16,637,264	2,067,182	-	18,704,446
Impaired		-	-	-	-
		109,238,915	9,466,540	-	118,705,455
	₩	126,842,113	10,164,761	1,710	137,008,584

		December 31, 2022			
		12-month expected credit loss	**Lifetime expected credit loss**		**Total**
			Not impaired	**Impaired**	
Guarantee contracts:					
Grade 1	₩	13,997,614	385,819	-	14,383,433
Grade 2		3,313,927	199,925	-	3,513,852
Impaired		-	-	98,413	98,413
		17,311,541	585,744	98,413	17,995,698
Loan commitment and other credit related liabilities:					
Grade 1		89,495,753	4,215,975	-	93,711,728
Grade 2		15,415,924	1,983,122	-	17,399,046
Impaired		-	-	-	-
		104,911,677	6,199,097	-	111,110,774
	₩	122,223,218	6,784,841	98,413	129,106,472

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(e) Credit risk exposure by credit risk grade (continued)

iii) Credit risk exposure per collateral of financial instruments as of December 31, 2023 and 2022 are as follows:

		December 31, 2023			
		12-month expected credit loss	Lifetime expected credit loss		
			Not impaired	Impaired	Total
Guarantees	₩	55,962,228	10,079,869	419,564	66,461,661
Deposits and savings		2,336,337	305,542	5,577	2,647,456
Property and equipment		1,597,705	464,740	10,269	2,072,714
Real estate		136,372,675	18,688,625	268,997	155,330,297
	₩	196,268,945	29,538,776	704,407	226,512,128

		December 31, 2022			
		12-month expected credit loss	Lifetime expected credit loss		
			Not impaired	Impaired	Total
Guarantees	₩	60,505,261	8,502,095	226,585	69,233,941
Deposits and savings		2,482,402	232,114	2,360	2,716,876
Property and equipment		1,541,842	391,621	11,523	1,944,986
Real estate		129,871,227	15,916,705	240,894	146,028,826
	₩	194,400,732	25,042,535	481,362	219,924,629

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

iv) Credit risk exposure per LTV of mortgage loans as of December 31, 2023 and 2022 are as follows:

		December 31, 2023					
		LTV of mortgage loans					
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Others	Total
Loans at amortized cost	₩	19,649,364	16,130,038	16,508,710	5,196,866	2,981,292	60,466,270
Less: allowance		(1,910)	(5,416)	(17,853)	(7,248)	(3,040)	(35,467)
	₩	19,647,454	16,124,622	16,490,857	5,189,618	2,978,252	60,430,803

		December 31, 2022					
		LTV of mortgage loans					
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Others	Total
Loans at amortized cost	₩	20,442,384	15,871,664	15,634,149	2,335,250	2,207,516	56,490,963
Less: allowance		(1,031)	(3,266)	(12,224)	(2,702)	(2,484)	(21,707)
	₩	20,441,353	15,868,398	15,621,925	2,332,548	2,205,032	56,469,256

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Governments, Public sector, Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(f) Nature and effect of modification in contractual cash flows

i) For the financial assets for which the loss allowances have been measured at amounts equal to the lifetime expected credit losses, and the contractual cash flows are modified for the years ended December 31, 2023 and 2022, the amortized costs before modification amounted to ₩72,026 million and ₩50,916 million, respectively, and the net losses resulting from the modification amounted to ₩30,101 million and ₩16,297 million, respectively.

ii) As of December 31, 2023 and 2022, the book value of financial asset, for which contractual cash flows have been modified while the loss allowance is measured at an amount equal to lifetime expected credit losses at initial recognition, and the loss allowance reverted to being measured at an amount equal to 12-month expected credit losses for the years ended December 31, 2023 and 2022 are ₩40,595 million and ₩5,686 million.

(g) The contractual amounts outstanding on financial assets that are written-off but are still subject to enforcement activity as of December 31, 2023 and 2022, are ₩5,696,505 million and ₩5,594,676 million, respectively.

(h) As of December 31, 2023 and 2022, there are no assets acquired by the execution of collateral.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(i) Concentration by geographic location

An analysis of concentration by geographic location for financial instruments excluding equity securities as of December 31, 2023 and 2022 is as follows:

Classification(*)	Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Others	Total
					December 31, 2023				
Due from banks:									
Banks	₩ 324,319	2,841,241	19,183	362,621	623,153	303,221	557,827	770,863	5,802,428
Government/Public sector/Central bank/Etc.	16,340,799	455,682	2	1,360,853	1,942	303,831	341,837	1,317,586	20,122,532
	16,665,118	3,296,923	19,185	1,723,474	625,095	607,052	899,664	2,088,449	25,924,960
Loans at amortized cost:									
Banks									
Retail	1,171,988	5,963	152,790	9,178	322,948	1,151,214	955,985	792,020	4,562,086
Residential real estate mortgage loan	52,687,023	233,892	2,421	4,640,584	672	699,642	656,067	1,510,502	60,430,803
Others	100,197,102	179,771	5,450	42,172	1,497	2,377,119	1,219,593	458,718	104,481,422
Government/Public sector/Central bank/Etc.	662,101	-	-	-	221,018	-	-	55,090	938,209
Corporate									
Large enterprises	42,828,265	1,822,234	77,633	466,208	83,686	1,387,301	1,346,285	2,595,395	50,607,007
Small and medium-sized enterprises	102,963,774	1,156,533	179,667	4,726,966	61,906	2,023,841	1,151,306	2,987,810	115,251,803
Special finance	9,493,215	793,927	178,451	698,000	14,175	43,312	-	886,342	12,107,422
Others	262	3	-	-	1	-	-	-	266
Credit cards	11,445	1,020	106	61	31	249,009	79	1,360	263,111
	310,015,175	4,193,343	596,518	10,583,170	705,933	7,931,438	5,329,315	9,287,237	348,642,129
Loans at FVTPL:									
Banks	207,997	-	-	-	-	-	-	-	207,997
Corporate									
Large enterprises	318,929	-	-	-	-	-	-	-	318,929
Small and medium-sized enterprises	9,898	-	-	-	-	-	-	-	9,898
	536,824	-	-	-	-	-	-	-	536,824
Securities at FVTPL:									
Debt securities	22,618,302	110,026	19,036	55,480	29,247	-	-	477,758	23,309,849
Gold/silver deposits	-	-	103,706	-	-	-	-	-	103,706
	22,618,302	110,026	122,742	55,480	29,247	-	-	477,758	23,413,555
Securities at FVTOCI	43,108,301	3,132,644	234,080	445,201	38,468	51,473	671,330	1,674,636	49,356,133
Securities at amortized cost	28,670,122	108,121	-	565,286	-	654,073	110,463	611,098	30,719,163
Off-balance accounts:									
Guarantee contracts	16,885,664	155,883	7,607	55,086	15,639	197,052	595,236	390,962	18,303,129
Loan commitments and other credit related liabilities	107,816,525	1,301,469	221,991	446,365	92,419	2,017,126	2,210,056	4,599,504	118,705,455
	₩ 546,316,031	12,298,409	1,202,123	13,874,062	1,506,801	11,458,214	9,816,064	19,129,644	615,601,348

(*) Geographical breakdown is the book value, net of unamortized balances and allowance for impairment.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. Credit risk (continued)

(i) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instruments excluding equity securities as of December 31, 2023 and 2022 is as follows: (continued)

Classification(*)		Korea	U.S.A	U.K	Japan	Germany	Vietnam	China	Others	Total
					December 31, 2022					
Due from banks:										
Banks	₩	915,724	2,105,351	520,636	447,278	434,080	589,131	934,504	740,629	6,687,333
Government/Public sector/Central bank/Etc		9,801,519	915,306	-	1,404,163	21,674	345,142	441,551	693,362	13,622,717
		10,717,243	3,020,657	520,636	1,851,441	455,754	934,273	1,376,055	1,433,991	20,310,050
Loans at amortized cost:										
Banks		1,516,985	4,773	25,270	431,744	241,290	971,869	2,901,828	2,763,943	8,857,702
Retail										
Residential real estate mortgage loan		48,677,828	293,915	4,641	4,326,107	1,663	671,907	1,190,622	1,302,573	56,469,256
Others		105,714,674	108,124	3,488	31,203	2,053	1,966,639	830,547	347,973	109,004,701
Government/Public sector/Central bank/Etc		670,050	-	-	-	405,073	-	-	2,858	1,077,981
Corporate										
Large enterprises		38,787,387	1,599,839	51,119	515,975	26,792	1,342,401	1,258,553	2,273,109	45,855,175
Small and medium-sized enterprises		101,148,206	978,308	95,019	3,799,641	70,005	1,643,809	1,436,034	2,796,756	111,967,778
Special finance		7,990,243	803,632	197,345	830,825	8,408	87,887	-	903,808	10,822,148
Others		75	12	-	-	-	-	-	16	103
Credit cards		10,840	963	91	65	32	230,770	104	1,230	244,095
		304,516,288	3,789,566	376,973	9,935,560	755,316	6,915,282	7,617,688	10,392,266	344,298,939
Loans at FVTPL:										
Banks		109,099	-	-	-	-	-	-	-	109,099
Corporate										
Large enterprises		863,454	-	-	-	-	-	-	-	863,454
		972,553	-	-	-	-	-	-	-	972,553
Securities at FVTPL:										
Debt securities		20,259,961	129,986	4,817	32,171	21,649	-	2,713	448,781	20,900,078
Gold/silver deposits		-	-	75,969	-	-	-	-	-	75,969
		20,259,961	129,986	80,786	32,171	21,649	-	2,713	448,781	20,976,047
Securities at FVTOCI		42,254,619	2,673,595	157,951	348,241	34,065	92,940	688,085	1,305,456	47,554,952
Securities at amortized cost		26,781,017	106,480	-	214,653	-	726,476	110,884	440,476	28,379,986
Off-balance accounts:										
Guarantee contracts		16,185,620	118,951	23,481	47,806	44,203	303,054	1,015,543	257,040	17,995,698
Loan commitments and other credit related liabilities		100,816,038	732,156	314,626	539,431	41,461	1,834,268	2,455,130	4,377,664	111,110,774
	₩	522,503,339	10,571,391	1,474,453	12,969,303	1,352,448	10,806,293	13,266,098	18,655,674	591,598,999

(*) Geographical breakdown is the book value, net of unamortized balances and allowance for impairment.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector

An analysis of concentration by industry sector for financial instruments excluding equity securities as of December 31, 2023 and 2022 are as follows:

	December 31, 2023								
Classification(*)	**Finance and insurance**	**Manufacturing**	**Retail and wholesale**	**Real estate and service**	**Construction**	**Lodging and restaurant**	**Others**	**Retail customers**	**Total**
Due from banks:									
Banks	₩ 5,802,428	-	-	-	-	-	-	-	5,802,428
Government/Public sector/Central bank/Etc	20,122,532	-	-	-	-	-	-	-	20,122,532
	25,924,960	-	-	-	-	-	-	-	25,924,960
Loans at amortized cost:									
Banks	4,142,348	-	-	-	-	-	419,738	-	4,562,086
Retail									
Residential real estate mortgage loan	-	-	-	-	-	-	-	60,430,803	60,430,803
Others	-	-	-	-	-	-	-	104,481,422	104,481,422
Government/Public sector/Central bank/Etc	905,204	-	-	-	-	-	33,005	-	938,209
Corporate									
Large enterprises	6,632,453	23,867,255	5,116,884	2,678,372	1,268,558	441,493	10,601,992	-	50,607,007
Small and medium-sized enterprises	1,204,569	33,112,872	16,992,589	32,303,271	2,082,311	5,325,468	24,230,723	-	115,251,803
Special finance	3,093,921	26,121	-	5,290,639	223,970	93,967	3,378,804	-	12,107,422
Others	-	-	12	1	-	174	79	-	266
Credit cards	-	-	-	-	-	-	-	263,111	263,111
	15,978,495	57,006,248	22,109,485	40,272,283	3,574,839	5,861,102	38,664,341	165,175,336	348,642,129
Loans at FVTPL:									
Banks	-	-	-	49,526	99,043	-	59,428	-	207,997
Corporate									
Small and medium-sized enterprises	-	198,002	99,667	-	-	-	21,260	-	318,929
Large enterprises	9,898	-	-	-	-	-	-	-	9,898
	9,898	198,002	99,667	49,526	99,043	-	80,688	-	536,824
Securities at FVTPL:									
Debt securities	12,868,932	2,203,227	963,008	628,611	172,598	48,557	6,424,916	-	23,309,849
Gold/silver deposits	103,706	-	-	-	-	-	-	-	103,706
	12,972,638	2,203,227	963,008	628,611	172,598	48,557	6,424,916	-	23,413,555
Securities at FVTOCI									
Securities at amortized cost	21,168,220	1,809,333	484,331	651,660	534,712	20,172	24,687,705	-	49,356,133
Off-balance sheet accounts:	11,229,254	9,961	-	235,243	209,190	-	19,035,515	-	30,719,163
Guarantee contracts	2,517,428	9,125,572	3,486,714	119,473	152,112	36,364	2,586,541	278,925	18,303,129
Loan commitments and other credit related liabilities	18,056,936	31,564,590	9,672,493	3,806,811	1,673,648	287,277	15,015,969	38,627,731	118,705,455
	₩ 107,857,829	101,916,933	36,815,698	45,763,607	6,416,142	6,253,472	106,495,675	204,081,992	615,601,348

(*) Industrial breakdown is the book value, net of unamortized balances and allowance for impairment.

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-1. **Credit risk (continued)**

(j) **Concentration by industry sector (continued)**

An analysis of concentration by industry sector for financial instruments excluding equity securities as of December 31, 2023 and 2022 are as follows:(continued)

| | | | | December 31, 2022 | | | | | | |
Classification(*)	Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Others	Retail customers	Total
Due from banks:									
Banks	₩ 6,687,333	-	-	-	-	-	-	-	6,687,333
Government/Public sector/Central bank/Etc	13,622,717	-	-	-	-	-	-	-	13,622,717
	20,310,050	-	-	-	-	-	-	-	20,310,050
Loans at amortized cost:									
Banks	8,206,048	-	-	-	29,979	-	621,675	-	8,857,702
Retail									
Residential real estate mortgage loan	-	-	-	-	-	-	-	56,469,256	56,469,256
Others	-	-	-	-	-	-	-	109,004,701	109,004,701
Government/Public sector/Central bank/Etc	1,066,103	-	-	-	-	-	11,878	-	1,077,981
Corporate									
Large enterprises	6,721,331	21,426,796	4,502,482	2,566,132	863,862	532,425	9,242,147	-	45,855,175
Small and medium-sized enterprises	1,211,710	34,951,501	17,117,543	29,910,350	2,122,623	5,216,746	21,437,305	-	111,967,778
Special finance	2,347,474	9,299	19,657	4,579,303	354,216	120,974	3,391,225	-	10,822,148
Others	-	-	26	2	-	-	75	-	103
Credit cards	-	-	-	-	-	-	-	244,095	244,095
	19,552,666	56,387,596	21,639,708	37,055,787	3,370,680	5,870,145	34,704,305	165,718,052	344,298,939
Loans at FVTPL:									
Banks	-	-	-	69,533	-	-	39,566	-	109,099
Corporate									
Large enterprises	247,197	504,572	89,651	-	-	-	22,034	-	863,454
Securities at FVTPL:									
Debt securities	10,861,305	1,652,645	988,310	889,125	187,188	59,459	6,262,046	-	20,900,078
Gold/silver deposits	75,969	-	-	-	-	-	-	-	75,969
Securities at FVTOCI	21,057,528	1,989,003	417,514	547,578	562,659	28,371	22,952,299	-	47,554,952
Securities at amortized cost	10,238,931	9,931	-	158,196	218,861	-	17,754,067	-	28,379,986
Off-balance sheet accounts:									
Guarantee contracts	2,340,397	8,934,828	3,380,682	115,812	224,239	89,300	2,560,434	350,006	17,995,698
Loan commitments and other credit related liabilities	18,194,380	27,582,399	9,883,883	2,799,711	1,801,246	308,030	12,322,373	38,218,752	111,110,774
	₩ 102,878,423	97,060,974	36,399,748	41,635,742	6,364,873	6,355,305	96,617,124	204,286,810	591,598,999

(*) Industrial breakdown is the book value, net of unamortized balances and allowance for impairment.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-2. **Market risk**

Market risk is the risk of loss that can be caused by changes in market price such as interest rates, equity prices, and foreign exchange rates, etc. The Group manages securities, foreign exchange positions, derivative financial instruments, etc. held for the purpose of obtaining short-term trading gains as trading positions. In addition, the Group manages interest-sensitive assets consisting of loans, deposits, and debt securities not for the purpose of obtaining short-term trading gains, interest-sensitive liabilities consisting of deposits, borrowings, and debt securities issued, and interest-sensitive derivatives used as hedging instruments as non-trading position. The Group carries out decision-making functions such as policy establishment and setting limits on market risk management by the Risk Policy Committee, and the Risk Engineering Department provides comprehensive market risk management, market risk system management, and Middle Office functions for all operating departments and desks.

The basis of market risk management is limit management to maintain the maximum possible loss due to market risk within a certain level. The Risk Policy Committee sets and operates the one-day risk limit, loss limit, sensitivity limit, investment limit and position limit, and stress loss limit for each operating department and desk. The Risk Engineering Department monitors the operating status independently from the operating department and reports regularly to the Risk Policy Committee and Risk Management Committee. In addition, the Fair Value Assurance Council and the Risk Engineering Department conduct a review of the fair value evaluation method and risk assessment before the launch (or transactions) of new products in each business unit. The Risk Review Council for derivatives and structured products supports rational decision-making such as checking risk factors and reviewing investment limits, so that objective analysis and review of risk factors can be conducted in advance.

(a) Market risk management of trading positions

The transaction data of foreign exchange, stocks, bonds, and derivatives, which are subject to measurement of market risk in trading positions, are managed by entering transactions into the front system and automatically interface with the Market Risk Management System (MARS) to measure daily risk and limit management. In addition, to supplement risk measurement through statistical methods and to manage the sensitivity and the size of losses in a dynamic economic environment, stress testing is regularly conducted to ensure that losses are managed within a certain range in the event of the Group crisis.

i) Measurement method on market risk arising from trading positions

The Group had historically calculated market risk using the historical simulation Value at Risk (VaR) methodology based on Basel II standards until the introduction of Basel III regulations in 2023. Due to the new Basel III regulations, the Group now calculates market risk incurred in trading positions using the standardized calculation methods for market risk capital requirements specified in the Banking Supervisory Rules <Appendix 3-2>, as outlined by the Basel Committee on Banking Supervision. For market risk arising from trading positions, regulatory capital is categorized into required capital for Sensitivity-based approach, Default Risk Capital, and Residual Risk Capital concerning market risk sensitivity.

- Sensitivity-based risk refers to losses that can be caused by a change in the value of the product due to a change in the risk factor inherent within the product.
- Default risk refers to losses that can occur due to a default of an issuer, not losses on financial instruments due to credit spread fluctuations or changes in credit ratings.
- Residual risk is the concept of imposing additional regulatory capital risk if there is a specificity of the profit or loss structure or if the underlying asset is special.

The limit for each type of market risk is set within the Bank's total risk limit, and all regulatory capital is calculated using the revised standardised approach for market risk based on Basel III and used as a means of market risk management. The Risk Engineering Department manages the limits set by the Risk Management Committee or the Risk Policy Committee. For the efficient management of foreign exchange, stocks, bonds, and derivatives, the following market risk limits are set by all administration, management department, and desk, and compliance with the limits is monitored first on a daily basis. If the set limit is exceeded, the head of the operation department reports the details of the excess, the reason for any excess, and the resolution to the head of the group to reduce it within the next working day.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-2. **Market risk (continued)**

(a) Market risk management of trading positions (continued)

ii) Risk of trading positions

The minimum, maximum, average Risk for the year ended December 31, 2023, and the regulatory capital for market risk at December 31, 2023 under Basel III revised standardised approach are as follows:

		December 31, 2023			
		Average	**Maximum**	**Minimum**	**Year-end**
Sensitivity risk					
GIRR (*1)	₩	116,399	155,797	101,067	107,348
CSR (non-securitization) (*2)		154,644	165,117	142,492	153,034
CSR (securitization: Non-CTP)		28,170	34,370	21,625	26,187
Equity securities		43,875	47,598	30,750	30,750
Foreign currency		438,405	458,406	423,287	458,406
Commodity		142	292	-	119
		780,069	820,230	750,291	775,844
Default risk					
Non-securitization		105,604	113,798	88,899	107,695
Securitization (excludes CTP)		59,721	64,795	55,054	59,549
		165,325	175,923	146,003	167,244
Residual risks		2,063	2,175	1,719	1,719
	₩	947,456	992,483	898,320	944,807

(*1) GIRR: General Interest Rate Risk
(*2) CSR: Credit Spread Risk

The minimum, maximum, average VaR and the VaR for the year ended December 31, 2022 are as follows:

		December 31, 2022			
		Average	**Maximum**	**Minimum**	**Year-end**
Interest rate risk	₩	44,719	64,628	24,322	53,777
Equity risk		20,303	24,879	13,443	21,659
Foreign currency risk(*)		191,013	262,319	161,760	252,453
Volatility risk		84	211	25	110
Commodity risk		13	193	-	27
Covariance		(33,760)	(77,335)	(10,872)	(62,957)
	₩	222,372	274,895	188,678	265,069

(*) The Group measured foreign currency risk arising from trading positions and non-trading positions.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-2. **Market risk (continued)**

(b) Market risk management of non-trading positions

The most critical market risk that arises from non-trading positions is the interest rate risk. Accordingly, the Group measures and manages market risk for non-trading positions by considering the effects of interest rate changes on both its net asset value and net interest income.

The Group carries out decision-making functions such as establishing policies and setting detailed limits on interest rate risk management by the Risk Policy Committee, and within these principles and limits, management departments by account, such as overseas branches, subsidiaries, and finance departments, trust headquarters, and general finance departments, primarily recognize and manage interest rate risk. The Risk Management Department and the Risk Engineering Department support the Risk Policy Committee's decision on interest rate risk, monitor whether the interest rate risk limit is exceeded, and evaluate and manage the overall interest rate risk.

The Group measures and manages interest rate risk using various analysis methods such as interest rate gap, duration gap, and scenario based NII (Net Interest Income) simulation through the Asset Liability Management (ALM) system. Limits for interest rate VaR and interest rate EaR (Earnings at Risk) and interest rate gap ratios are set and monitored monthly. In addition, stress testing evaluates the impact on interest rate risk in various crisis situations.

i) Measurement method on market risk arising from non-trading positions

The Group calculates and manages the amount of change in economic value of equity (interest rate VaR) and the maximum expected interest loss (interest rate EaR) over the next year on the application of the IRRBB standardised approach interest rate scenario provided by the Bank for International Settlements ("BIS"). It also manages the risk of interest rate market risk by reflecting the customer behaviour ratio based on IRRBB standardised approach.

In order to calculate the interest rate risk, the Group uses the six scenarios defined by the Basel Committee, 1) Parallel shock up, 2) Parallel shock down, 3) Steepener shock, 4) Flattener shock, 5) Short rates shock up, and 6) Short rates shock down. Based on the six scenarios, the changes in economic value of equity are measured to calculate the maximum loss (VaR: Value at Risk) and the changes in net interest income are measured to calculate the maximum expected changes in profit or loss (EaR: Earning at Risk) based on the two scenarios (parallel shock increases and decreases).

ii) Interest rate VaR and EaR for non-trading positions

Interest rate VaR (maximum expected loss among △EVE) and EaR (maximum expected changes in profit of loss among △ NII) for non-trading positions which were measured by the IRRBB standardised approach provided by BIS as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Interest rate VaR	₩	1,185,973	1,046,136
Interest rate EaR		394,996	599,941

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-2. Market risk (continued)

(c) Foreign exchange risk

The Group manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc. The Risk Policy Committee oversees the Group's foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position. The Group's foreign exchange position is centralized at the S&T Center. Dealers in S&T Center manage the Group's overall position within the set limits through trading of spot exchange and foreign currency related derivatives. The Group's foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), Euro (EUR) and Chinese yuan (CNY). Other foreign currencies are limitedly traded.

Foreign currency denominated assets and liabilities as of December 31, 2023 and 2022 are as follows:

| | December 31, 2023 | | | | | |
	USD	JPY	EUR	CNY	Others	Total
Assets						
Cash and due from banks ₩	9,188,642	2,039,170	68,656	629,844	3,735,614	15,661,926
Securities at FVTPL	1,483,375	3,317	326,277	-	188,659	2,001,628
Derivative assets	406,267	1,448	3,530	32	16,490	427,767
Loans at amortized cost	23,097,671	11,701,633	1,506,431	4,018,660	11,307,958	51,632,353
Securities at FVTOCI	6,067,584	175,740	3,739	564,791	1,131,565	7,943,419
Securities at amortized cost	166,427	553,509	-	110,532	1,281,941	2,112,409
Other financial assets	4,490,867	637,607	823,623	441,906	905,669	7,299,672
	44,900,833	15,112,424	2,732,256	5,765,765	18,567,896	87,079,174
Liabilities						
Deposits	22,488,939	14,309,156	1,529,622	4,131,142	12,439,502	54,898,361
Financial liabilities at FVTPL	-	-	-	-	419,342	419,342
Derivative liabilities	577,069	-	12,208	583	42,961	632,821
Borrowings	8,382,968	1,390,750	208,335	115,798	746,699	10,844,550
Debt securities issued	6,325,087	337,684	713,295	-	1,205,056	8,581,122
Other financial liabilities	4,989,482	183,500	769,799	777,986	772,651	7,493,418
	42,763,545	16,221,090	3,233,259	5,025,509	15,626,211	82,869,614
Net assets (liabilities)	2,137,288	(1,108,666)	(501,003)	740,256	2,941,685	4,209,560
Off-balance sheet items						
Derivative exposures	(153,920)	1,708,664	(236,969)	(326,125)	(611,718)	379,932
Net position ₩	1,983,368	599,998	(737,972)	414,131	2,329,967	4,589,492

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-2. **Market risk (continued)**

(c) Foreign exchange risk (continued)

Foreign currency denominated assets and liabilities as of December 31, 2023 and 2022 are as follows: (continued)

	December 31, 2022					
	USD	JPY	EUR	CNY	Others	Total
Assets						
Cash and due from banks ₩	5,201,254	1,961,565	96,335	688,837	4,329,609	12,277,600
Securities at FVTPL	1,114,580	-	249,734	-	217,562	1,581,876
Derivative assets	588,838	337	6,632	53	7,437	603,297
Loans at amortized cost	28,607,384	10,608,558	1,704,749	5,021,722	9,842,180	55,784,593
Securities at FVTOCI	5,328,349	180,352	3,236	498,367	980,859	6,991,163
Securities at amortized cost	177,584	203,102	-	110,997	1,162,523	1,654,206
Other financial assets	2,850,535	597,067	556,962	344,126	1,498,527	5,847,217
	43,868,524	13,550,981	2,617,648	6,664,102	18,038,697	84,739,952
Liabilities						
Deposits	24,902,919	11,772,467	1,628,441	5,017,756	11,785,781	55,107,364
Financial liabilities at FVTPL	2,958	-	-	-	422,006	424,964
Derivative liabilities	698,396	-	27,933	155	50,918	777,402
Borrowings	8,672,448	1,347,623	182,926	85,862	820,957	11,109,816
Debt securities issued	6,218,177	352,677	675,600	108,864	1,180,452	8,535,770
Other financial liabilities	3,666,954	259,683	621,756	889,138	1,462,188	6,899,719
	44,161,852	13,732,450	3,136,656	6,101,775	15,722,302	82,855,035
Net assets (liabilities)	(293,328)	(181,469)	(519,008)	562,327	2,316,395	1,884,917
Off-balance sheet items						
Derivative exposures	1,652,732	782,057	199,034	(50,107)	(748,669)	1,835,047
Net position ₩	1,359,404	600,588	(319,974)	512,220	1,567,726	3,719,964

(d) Interest rate risk management

The Group is closely monitoring the output and market of various industrial working groups that manage the transition to new interest rate benchmarks. It includes announcements made by LIBOR regulators.

Regulators have clearly stated that they will not persuade or force banks to submit LIBOR by the end of 2021. In response to this announcement, the Group has established a LIBOR-related response plan consisting of work flows such as risk management, accounting, tax, law, IT, and customer management. The plan is dedicated to the Chief Financial Officer (CFO) and important matters are reported to the Board of Directors. The purpose of the plan is to identify the impact and risks associated with reforming interest rate indicators within the business and prepare and implement action plans to facilitate the transition to alternative benchmark rates. As of December 31, 2023, the Group has largely concluded most transition and replacement plans, aiming to finalize the contingency plan in accordance with regulatory guidelines.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-3. **Liquidity risk**

The Group performs decision-making functions related to liquidity risk management, such as policy formulation and detailed limit setting, at the Risk Policy Committee. Following these principles and within the established limits, subsidiary including overseas branches, treasury departments, trust departments, and comprehensive finance departments, recognize and manage liquidity risk as their primary responsibility. The Risk Management Department and Risk Engineering Department support the Risk Policy Committee in decisions related to liquidity risk, monitor liquidity risk tolerance limits, and evaluate and manage entire liquidity risk for the Group.

The Group manages liquidity risk based on following basic principles:

- Raise funding in sufficient amounts at the optimal time and reasonable costs;
- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;
- Develop a funding strategy that effectively diversifies the sources and maturities of funds to minimize losses and secure stable revenue;
- Monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement due under both normal and crisis situations;
- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis;
- Consider liquidity-related costs, benefits and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Group uses various analysis methods such as liquidity gap, liquidity ratio, loan-deposit ratio, and real liquidity gap reflecting the customer behaviour model through the ALM system, while managing its liquidity risks on Korean won and foreign currency through various indices including risk limits, early warning index, and monitoring index. Demand deposits, in analysing the maturity structures of assets and liabilities, can be classified as short-term because they can be withdrawn whenever a customer requests; however, considering customers' behaviours that usually maintain an average balance of a certain percentage, non-core deposits are classified to be short-term.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-3. Liquidity risk (continued)

(a) Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2023 and 2022 are as follows:

		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
December 31, 2023								
Assets								
Cash and due from banks	₩	27,600,504	389,908	49,707	54,495	-	-	28,094,614
Securities at FVTPL		20,309,418	7,005	49,876	27,473	490,267	2,779,071	23,663,110
Derivative assets		3,193,984	4,716	6,652	12,884	72,860	22,761	3,313,857
Loans at amortized cost		22,985,494	39,655,127	56,508,937	87,034,365	110,969,662	94,810,333	411,963,918
Loans at FVTPL		99,427	415,897	21,500	-	-	-	536,824
Securities at FVTOCI		39,952,055	277,530	360,000	2,072,605	7,364,179	582,997	50,609,366
Securities at amortized cost		888,721	3,218,004	1,884,170	4,056,606	19,756,822	3,165,961	32,970,284
Other financial assets		14,549,049	-	-	89,701	-	1,209,962	15,848,712
	₩	129,578,652	43,968,187	58,880,842	93,348,129	138,653,790	102,571,085	567,000,685
Liabilities								
Deposits	₩	199,512,658	48,950,478	41,868,866	63,645,375	23,592,133	2,907,239	380,476,749
Financial liabilities at FVTPL		410,380	357	586	1,202	6,816	-	419,341
Derivative liabilities		2,911,343	29,309	42,175	80,368	385,147	68,456	3,516,798
Borrowings		9,311,244	3,497,822	3,356,370	5,118,301	4,620,190	1,418,382	27,322,309
Debt securities issued		1,535,259	4,915,211	3,872,222	11,476,685	16,452,450	2,077,562	40,329,389
Financial liabilities designated at FVTPL		-	2,255	10,822	-	284,064	-	297,141
Other financial liabilities		29,611,633	25,664	35,514	135,527	210,776	44,086	30,063,200
	₩	243,292,517	57,421,096	49,186,555	80,457,458	45,551,576	6,515,725	482,424,927

These amounts include both the principal and interest cash flows of financial assets and financial liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial assets at FVTPL that can be disposed of immediately and financial instruments at FVTOCI except for assets restricted for sale are classified as the shortest maturity within one month.

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-3. Liquidity risk (continued)

(a) Contractual maturities for financial assets (continued)

Contractual maturities for financial assets and financial liabilities as of December 31, 2023 and 2022 are as follows: (continued)

		December 31, 2022						
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets								
Cash and due from banks	₩	21,335,153	708,790	451,703	122,487	-	-	22,618,133
Securities at FVTPL		18,571,082	3,131	21,263	29,584	411,482	2,165,162	21,201,704
Derivative assets		4,824,149	2,336	3,466	7,204	50,984	24,583	4,912,722
Loans at amortized cost		25,466,474	39,254,939	52,878,562	84,692,694	114,421,259	78,255,311	394,969,239
Loans at FVTPL		139,540	781,525	29,454	-	22,034	-	972,553
Securities at FVTOCI		41,386,166	215,000	496,625	950,714	5,149,929	572,350	48,770,784
Securities at amortized cost		459,842	1,812,362	1,138,319	3,466,130	21,311,738	2,429,089	30,617,480
Other financial assets		12,634,824	-	-	91,777	-	1,190,143	13,916,744
	₩	124,817,230	42,778,083	55,019,392	89,360,590	141,367,426	84,636,638	537,979,359
Liabilities								
Deposits	₩	206,118,736	42,065,346	40,644,536	68,947,374	20,050,918	2,595,957	380,422,867
Financial liabilities at FVTPL		424,964	-	-	-	-	-	424,964
Derivative liabilities		4,896,437	25,005	36,447	62,289	269,131	52,538	5,341,847
Borrowings		6,837,358	3,642,929	3,727,586	4,697,388	4,643,514	1,311,573	24,860,348
Debt securities issued		1,824,687	5,938,290	6,229,650	9,165,966	8,830,476	3,154,340	35,143,409
Financial liabilities designated at FVTPL		-	-	2,090	-	54,180	-	56,270
Other financial liabilities		19,733,853	24,207	32,611	153,613	194,456	52,197	20,190,937
	₩	239,836,035	51,695,777	50,672,920	83,026,630	34,042,675	7,166,605	466,440,642

These amounts include both the principal and interest cash flows of financial assets and financial liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial assets at FVTPL that can be disposed of immediately and financial instruments at FVTOCI except for assets restricted for sale are classified as the shortest maturity within one month.

(b) Contractual maturities for off-balance sheet items

Financial guarantees such as guarantee contracts, loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off-balance sheet accounts as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Guarantee contracts	₩	18,303,129	17,995,698
Loan commitments and other credit related liabilities		118,705,455	111,110,774
	₩	137,008,584	129,106,472

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3.   **Financial risk management (continued)**

3-4. **Measurement of fair value**

The fair values of financial instruments being traded in an active market are determined by the published market prices at each period end. The published market prices of financial instruments being held by the Group are based on Dealer price quotations provided by the trading agencies.

The fair value of financial instruments not traded in active markets, such as OTC (Over-the-Counter market) derivatives, is determined using valuation methods or utilizing independent external valuation agency's valuation results.

The Group uses diverse valuation techniques under reasonable assumptions which are based on the current market conditions as of the end of the reporting period.

The fair value of financial instruments is determined using valuation techniques such as a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forward contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i) Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.
(ii) Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
(iii) Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2023 and 2022 by the level in the fair value hierarchy into which the fair value measurement is categorized:

		December 31, 2023			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Loans at FVTPL:					
Loans	₩	-	515,563	21,261	536,824
Securities at FVTPL:					
Debt securities		1,645,756	17,220,513	4,443,580	23,309,849
Equity securities		62,593	-	186,962	249,555
Gold/silver deposits		103,706	-	-	103,706
		1,812,055	17,220,513	4,630,542	23,663,110
Derivative assets:					
Trading		1,097	3,190,310	59	3,191,466
Hedging		-	71,824	-	71,824
		1,097	3,262,134	59	3,263,290
Securities at FVTOCI:					
Debt securities		16,609,416	32,746,717	-	49,356,133
Equity securities		725,796	-	527,437	1,253,233
		17,335,212	32,746,717	527,437	50,609,366
	₩	19,148,364	53,744,927	5,179,299	78,072,590
Financial liabilities					
Financial liabilities designated at FVTPL:					
Debt securities issued	₩	-	254,832	-	254,832
Financial liabilities at FVTPL:					
Gold/silver deposits		419,342	-	-	419,342
Derivative liabilities:					
Trading		1,037	2,894,562	-	2,895,599
Hedging		-	392,800	224,195	616,995
		1,037	3,287,362	224,195	3,512,594
	₩	420,379	3,542,194	224,195	4,186,768

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2023 and 2022 by the level in the fair value hierarchy into which the fair value measurement is categorized: (continued)

| | | **December 31, 2022** | | | |
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Loans at FVTPL:					
Loans	₩	-	950,519	22,034	972,553
Securities at FVTPL:					
Debt securities		721,935	16,390,587	3,787,556	20,900,078
Equity securities		58,951	-	166,706	225,657
Gold/silver deposits		75,969	-	-	75,969
		856,855	16,390,587	3,954,262	21,201,704
Derivative assets:					
Trading		233	4,821,409	1,300	4,822,942
Hedging		-	81,154	-	81,154
		233	4,902,563	1,300	4,904,096
Securities at FVTOCI:					
Debt securities		18,027,749	29,527,203	-	47,554,952
Equity securities		691,227	-	524,605	1,215,832
		18,718,976	29,527,203	524,605	48,770,784
	₩	19,576,064	51,770,872	4,502,201	75,849,137
Financial liabilities					
Financial liabilities designated at FVTPL:					
Debt securities issued	₩	-	47,327	-	47,327
Financial liabilities at FVTPL:					
Securities sold		2,958	-	-	2,958
Gold/silver deposits		422,006	-	-	422,006
		424,964	-	-	424,964
Derivative liabilities:					
Trading		2	4,883,364	110	4,883,476
Hedging		-	552,392	343,758	896,150
		2	5,435,756	343,868	5,779,626
	₩	424,966	5,483,083	343,868	6,251,917

ii) There were no transfers between level 1 and level 2 financial instruments measured at fair value for the years ended December 31, 2023 and 2022.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iii) Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023				
		Loans at FVTPL	Securities at FVTPL	Securities at FVTOCI	Derivative assets	Derivative liabilities	Total
Beginning balance	₩	22,034	3,954,262	524,605	1,300	(343,868)	4,158,333
Total gain or loss:							
Recognized in profit or loss (*1)		(773)	(111,325)	-	(96)	119,564	7,370
Recognized in other comprehensive income (loss)		-	-	2,689	-	-	2,689
Purchases/issues		-	1,377,024	143	38	-	1,377,205
Settlements		-	(597,076)	-	(1,183)	109	(598,150)
Transfers into level 3 (*2)		-	32,716	-	-	-	32,716
Transfers from level 3 (*2)		-	(25,059)	-	-	-	(25,059)
Ending balance	₩	21,261	4,630,542	527,437	59	(224,195)	4,955,104

		December 31, 2022				
		Loans at FVTPL	Securities at FVTPL	Securities at FVTOCI	Derivative assets	Derivative liabilities	Total
Beginning balance	₩	106,997	3,231,614	458,229	860	(183,597)	3,614,103
Total gain or loss:							
Recognized in profit or loss (*1)		(12,543)	(83,978)	-	793	(160,439)	(256,167)
Recognized in other comprehensive income (loss)		-	-	(8,044)	-	-	(8,044)
Purchases/issues		-	1,102,545	85,330	-	(298)	1,187,577
Settlements		(72,420)	(342,725)	(10,910)	(429)	466	(426,018)
Transfers into level 3 (*2)		-	68,083	-	-	-	68,083
Transfers from level 3 (*2)		-	(21,277)	-	76	-	(21,201)
Ending balance	₩	22,034	3,954,262	524,605	1,300	(343,868)	4,158,333

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial assets measured at fair value (continued)

(*1) Gains or losses among the changes in level 3 of the fair value hierarchy and gains or losses related to financial instruments that the Group held as of December 31, 2023 and 2022, are presented in the consolidated statements of comprehensive income as follows:

		December 31, 2023		December 31, 2022	
		Gains or losses recognized in profit or loss	**Gains or losses recognized in profit or loss for financial instruments held at the end of the period**	**Gains or losses recognized in profit or loss**	**Gains or losses recognized in profit or loss for financial instruments held at the end of the year**
Net gain on financial instruments at FVTPL	₩	(112,194)	(110,774)	(95,157)	(104,108)
Net other operating expense		119,564	119,564	(161,010)	(161,010)
	₩	7,370	8,790	(256,167)	(265,118)

(*2) Changes in the availability of observable market data for the financial instruments have resulted in transfers between levels. The Group has recognized changes in levels at the end of the reporting period when events or situations that cause transfers between levels occur.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

① Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2023 and 2022 are as follows:

	December 31, 2023				
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets					
Loans at FVTPL		₩	515,563	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		17,220,513	Discounted cash flow, Net asset value	Discount rate, Price of underlying assets; such as stocks and bonds
Derivative assets	Trading		3,190,310	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		71,824		
			3,262,134		
Securities at FVTOCI	Debt securities		32,746,717	Discounted cash flow	Discount rate
		₩	53,744,927		
Financial liabilities					
Financial liabilities designated at FVTPL	Debt securities	₩	254,832	Option model	Discount rate, volatility
Derivative liabilities	Trading		2,894,562	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		392,800		
			3,287,362		
		₩	3,542,194		

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

① Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2023 and 2022 are as follows: (continued)

	Type of financial instruments		Book value	Valuation techniques	Inputs
December 31, 2022					
Financial assets					
Loans at FVTPL		₩	950,519	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		16,390,587	Discounted cash flow, Net asset value	Discount rate, Price of underlying assets; such as stocks and bonds
Derivative assets	Trading		4,821,409	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		81,154		
			4,902,563		
Securities at FVTOCI	Debt securities		29,527,203	Discounted cash flow	Discount rate
		₩	51,770,872		
Financial liabilities					
Financial liabilities designated at FVTPL	Debt securities	₩	47,327	Option model	Discount rate, volatility
Derivative liabilities	Trading		4,883,364	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		552,392		
			5,435,756		
		₩	5,483,083		

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

② The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2023 and 2022, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows:

				December 31, 2023			
Financial instruments	**Valuation technique**	**Type of financial assets**	**Book value**	**Input**	**Significant unobservable input**	**Range of input**	**Relationship of unobservable inputs to fair value**
Loans at FVTPL	Option model (*1)	Loans	₩ 21,261	Volatility of underlying assets, Discount rate	Volatility of underlying assets	28.35%	The higher the volatility, the higher the volatility of fair value
Securities at FVTPL	Net asset value method, Option model (*1)(*2)	Debt securities	4,443,580	Volatility of underlying assets, Discount rate, Correlation coefficient	Volatility of underlying assets, Discount rate, Correlation coefficient	19.53%~60.88% 7.40%~16.17% 17.85%~51.47%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases, The effects of trading instruments and market conditions increase or decrease fair value with changes in correlation coefficients
	Discounted cash flow, Comparable company analysis	Equity securities	186,962	Volatility of underlying assets, Discount rate, Stock price	Volatility of underlying assets, Discount rate	26.12% 4.92%~17.19%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases
			4,630,542				
Derivative assets	Option model (*2)	Equity and foreign exchange	59	Volatility of underlying assets, Price of underlying assets, Foreign exchange rates	Volatility of underlying assets	23.68%	The higher the volatility, the higher the volatility of fair value
Securities FVTOCI	Net asset value method, Discounted cash flow, Comparable company analysis, Option model (*1)	Equity securities	527,437	Volatility of underlying assets, Discount rate, Stock price	Volatility of underlying assets, Discount rate	20.6% 9.25%~19.9%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases
			₩ 5,179,299				

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

② The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2023 and 2022, the valuation technique and significant but not observable input variables used to measure the fair value of financial liabilities classified as fair value level 3 are as follows: (continued)

					December 31, 2023		
	Valuation technique	Type of financial assets	Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial liablities							
Derivative liablities	Option model (*2)	Interest rates related	₩ 224,195	Volatility of underlying assets Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets Regression coefficient, Correlation coefficient	0.61%~1.06% 0.0023%~2.7056% 58.95%~90.34%	The higher the volatility, the higher the volatility of fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			₩ 224,195				

(*1) The Group uses Binomial Tree and LSMC option model.

(*2) Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model,   depending on the type of product, methods such as Monte Carlo simulation.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments(continued)

② The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2023 and 2022, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows: (continued)

			December 31, 2022				
Financial instruments	Valuation technique	Type of financial assets	Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Loans at FVTPL	Option model (*1)	Loans	₩ 22,034	Volatility of underlying assets, Discount rate	Volatility of underlying assets	41.99%	The higher the volatility, the higher the volatility of fair value
Securities at FVTPL	Net asset value method, Option model (*1)(*2)	Debt securities	3,787,556	Volatility of underlying assets, Discount rate, Correlation coefficient	Volatility of underlying assets, Discount rate, Correlation coefficient	23.97%~35.54% 7.56%~15.15% 7.45%~66.90%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases, The effects of trading instruments and market conditions increase or decrease fair value with changes in correlation coefficients
	Discounted cash flow, Comparable company analysis	Equity securities	166,706	Volatility of underlying assets, Discount rate, Stock price	Volatility of underlying assets, Discount rate	25.30% 5.59%~15.18%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases
			3,954,262				
Derivative assets	Option model (*2)	Equity and foreign exchange	1,300	Volatility of underlying assets, Price of underlying assets, Foreign exchange rates	Volatility of underlying assets	4.89%~31.73%	The higher the volatility, the higher the volatility of fair value
Securities FVTOCI	Net asset value method, Discounted cash flow, Comparable company analysis, Option model (*1)	Equity securities	524,605	Volatility of underlying assets, Discount rate, Stock price	Volatility of underlying assets, Discount rate	28.62% 9.08%~19.14%	The higher the volatility, the higher the volatility of fair value, Fair value increases as discount rate decreases
			₩ 4,502,201				

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

② The Group uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2023 and 2022, the valuation technique and significant but not observable input variables used to measure the fair value of financial liabilities classified as fair value level 3 are as follows: (continued)

	Valuation technique	Type of financial assets	Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
					December 31, 2022		
Financial liabilities							
Derivative liabilities	Option model (*2)	Equity related	₩ 110	Volatility of underlying assets, Price of underlying assets, Foreign exchange rates	Volatility of underlying assets	4.89%~43.22%	The higher the volatility, the higher the volatility of fair value
	Option model (*2)	Interest rates related	343,758	Volatility of underlying assets Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets Regression coefficient, Correlation coefficient	0.64%~1.02% 0.0026%~1.4568% 52.90%~90.34%	The higher the volatility, the higher the volatility of fair value, The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			₩ 343,868				

(*1) The Group uses Binomial Tree and LSMC option model.
(*2) Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model, depending on the type of product, methods such as Monte Carlo simulation.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2023 and 2022 are as follows:

			December 31, 2023			
			Profit (loss) for the year		Other comprehensive income (loss) for the year	
Type of financial instruments (*1)			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Loans at FVTPL(*2)		₩	1	-	-	-
Securities at FVTPL	Debt securities(*2)		1,521	(1,437)	-	-
	Equity securities(*3)		5,035	(3,743)	-	-
Securities at FVTOCI(*3)	Equity securities		-	-	14,105	(11,374)
		₩	6,557	(5,180)	14,105	(11,374)
Derivative liabilities(*2)	Interest rates related	₩	10,995	(10,419)	-	-
		₩	10,995	(10,419)	-	-

(*1) ₩4,651,295 million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.
(*2) Based on 10% of increase or decrease in unobservable volatility of underlying assets or correlation coefficient.
(*3) Based on changes in unobservable growth rate (-1.0%~1.0%) and discount rate (-1%p~1%p).

			December 31, 2022			
			Profit (loss) for the year		Other comprehensive income (loss) for the year	
Type of financial instruments (*1)			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Loans at FVTPL(*2)		₩	246	(251)	-	-
Securities at FVTPL	Debt securities(*2)		5,145	(4,763)	-	-
	Equity securities(*3)		6,271	(4,613)	-	-
Derivative assets(*2)	Equity and foreign exchange related		243	(242)	-	-
Securities at FVTOCI(*3)	Equity securities		-	-	13,431	(10,682)
		₩	11,905	(9,869)	13,431	(10,682)
Derivative liabilities(*2)	Equity and foreign exchange related	₩	17	(19)	-	-
	Interest rates related		4,960	(6,131)	-	-
		₩	4,977	(6,150)	-	-

(*1) ₩3,893,450 million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.
(*2) Based on 10% of increase or decrease in unobservable volatility of underlying assets or correlation coefficient.
(*3) Based on changes in unobservable growth rate (-1.0%~1.0%) and discount rate (-1%p~1%p).

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost

i) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The book value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. Therefore, the carrying value for deposits approximates fair value.
Loans at amortized cost	The fair value of loans at amortized cost is measured by discounting the expected cash flows anticipated to be received at the market interest rate, credit risk of a borrower, etc.
Securities at amortized cost	An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.
Deposits and borrowings	The book value is used as a fair value for short-term bonds such as demand deposits, cash management account deposits, call money, and the fair value of others is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.
Debt securities	An external professional evaluation agency is used to calculate the valuation amount using the market information, and the fair value is calculated using DCF model.
Other financial assets and other financial liabilities	The book value is used as fair value for short-term and transitional accounts, such as spot exchange, and unpaid/uncollected domestic exchange of payments, and for the remaining financial instruments, the present value of the contractual cash flows at a discount rate which considered residual risk at the market interest rate is calculated as a fair value.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2023 and 2022 are as follows:

		Balance	Unamortized balance	Allowance	Total	Fair value
			December 31, 2023			
			Book value			
Assets						
Cash and due from banks:						
Cash	₩	2,131,816	-	-	2,131,816	2,131,816
Due from banks		25,944,133	-	(19,173)	25,924,960	25,924,960
Loans at amortized cost:						
Household loans		141,541,256	396,422	(455,101)	141,482,577	141,836,304
Corporate loans		201,214,888	88,204	(1,709,997)	199,593,095	200,970,534
Public and other loans		4,247,228	(4,573)	(26,669)	4,215,986	4,253,065
Loans to bank		3,092,561	-	(5,201)	3,087,360	3,087,091
Credit card receivables		277,372	-	(14,261)	263,111	276,658
Securities at amortized cost:						
Government bonds		18,557,061	-	(2,323)	18,554,738	18,484,419
Financial institutions bonds		5,828,569	-	(4,212)	5,824,357	5,866,109
Corporate bonds and others		6,154,094	-	(3,156)	6,150,938	6,063,418
Others		189,130	-	-	189,130	189,130
Other financial assets		17,966,007	(40,173)	(323,019)	17,602,815	17,896,590
	₩	427,144,115	439,880	(2,563,112)	425,020,883	426,980,094
Liabilities						
Deposits:						
Demand deposits	₩	150,527,999	-	-	150,527,999	150,527,999
Time deposits		196,048,390	-	-	196,048,390	196,344,702
Negotiable certificates of deposits		11,752,483	-	-	11,752,483	11,806,982
Note discount deposits		7,664,701	-	-	7,664,701	7,664,012
CMA		4,950,392	-	-	4,950,392	4,950,392
Others		15,684	-	-	15,684	15,682
Borrowings:						
Call money		1,800,849	-	-	1,800,849	1,800,849
Bill sold		11,252	-	-	11,252	11,208
Bonds sold under repurchase agreements		3,994,125	-	-	3,994,125	3,994,125
Borrowings		20,897,013	(2,041)	-	20,894,972	20,960,556
Debt securities issued:						
Debt securities issued in Korean won		29,226,709	(27,731)	-	29,198,978	29,138,611
Debt securities issued in foreign currencies		8,581,123	(29,416)	-	8,551,707	8,581,212
Other financial liabilities		34,215,371	(46,114)	-	34,169,257	34,143,633
	₩	469,686,091	(105,302)	-	469,580,789	469,939,963

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2023 and 2022 are as follows: (continued)

		December 31, 2022				
		Book value				
		Balance	**Unamortized balance**	**Allowance**	**Total**	**Fair value**
Assets						
Cash and due from banks:						
Cash	₩	2,259,832	-	-	2,259,832	2,259,832
Due from banks		20,327,424	-	(17,374)	20,310,050	20,310,050
Loans at amortized cost:						
Household loans		141,550,553	394,250	(420,977)	141,523,826	139,448,925
Corporate loans		192,795,291	111,255	(1,471,833)	191,434,713	190,897,442
Public and other loans		3,680,407	(1,024)	(21,237)	3,658,146	3,655,430
Loans to bank		7,447,411	-	(9,252)	7,438,159	7,419,082
Credit card receivables		251,850	-	(7,755)	244,095	251,406
Securities at amortized cost:						
Government bonds		17,242,773	-	(1,720)	17,241,053	16,725,311
Financial institutions bonds		5,367,661	-	(3,766)	5,363,895	5,327,714
Corporate bonds and others		5,545,119	-	(4,216)	5,540,903	5,208,079
Others		234,135	-	-	234,135	234,135
Other financial assets		15,773,321	(36,887)	(273,165)	15,463,269	15,697,088
	₩	412,475,777	467,594	(2,231,295)	410,712,076	407,434,494
Liabilities						
Deposits:						
Demand deposits	₩	156,340,586	-	-	156,340,586	156,340,586
Time deposits		190,637,968	-	-	190,637,968	190,285,047
Negotiable certificates of deposits		14,843,073	-	-	14,843,073	14,670,388
Note discount deposits		6,631,858	-	-	6,631,858	6,631,276
CMA		4,634,010	-	-	4,634,010	4,634,010
Others		16,694	-	-	16,694	16,692
Borrowings:						
Call money		1,199,600	-	-	1,199,600	1,199,601
Bill sold		15,057	-	-	15,057	15,006
Bonds sold under repurchase agreements		135,711	-	-	135,711	135,710
Borrowings		22,865,012	(2,588)	-	22,862,424	22,714,236
Debt securities issued:						
Debt securities issued in Korean won		24,692,498	(12,474)	-	24,680,024	24,359,200
Debt securities issued in foreign currencies		8,535,770	(29,614)	-	8,506,156	8,468,816
Other financial liabilities		22,888,291	(19,857)	-	22,868,434	22,595,576
	₩	453,436,128	(64,533)	-	453,371,595	452,066,144

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the consolidated statements of financial position as of December 31, 2023 and 2022 are as follows:

		December 31, 2023			
		Level 1	Level 2	Level 3	Total
Assets					
Cash and due from banks:					
Cash	₩	2,131,816	-	-	2,131,816
Due from banks		-	25,924,960	-	25,924,960
Loans at amortized cost:					
Household loans		-	-	141,836,304	141,836,304
Corporate loans		-	-	200,970,534	200,970,534
Public and other loans		-	-	4,253,065	4,253,065
Loans to bank		-	1,662,446	1,424,645	3,087,091
Credit card receivables		-	-	276,658	276,658
Securities at amortized cost:					
Government bonds		7,029,533	11,454,886	-	18,484,419
Financial institutions bonds		2,005,877	3,860,232	-	5,866,109
Corporate bonds and others		-	6,063,418	-	6,063,418
Others		-	189,130	-	189,130
Other financial assets		-	14,324,970	3,571,620	17,896,590
	₩	11,167,226	63,480,042	352,332,826	426,980,094
Liabilities					
Deposits:					
Demand deposits	₩	-	150,527,999	-	150,527,999
Time deposits		-	-	196,344,702	196,344,702
Negotiable certificates of deposits		-	-	11,806,982	11,806,982
Note discount deposits		-	-	7,664,012	7,664,012
CMA		-	4,950,392	-	4,950,392
Others		-	-	15,682	15,682
Borrowings:					
Call money		-	1,800,849	-	1,800,849
Bill sold		-	-	11,208	11,208
Bonds sold under repurchase agreements		-	-	3,994,125	3,994,125
Borrowings		-	-	20,960,556	20,960,556
Debt securities issued:					
Debt securities issued in Korean won		-	27,778,145	1,360,466	29,138,611
Debt securities issued in foreign currencies		-	8,581,212	-	8,581,212
Other financial liabilities		-	18,539,772	15,603,861	34,143,633
	₩	-	212,178,369	257,761,594	469,939,963

86

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the consolidated statements of financial position as of December 31, 2023 and 2022 are as follows: (continued)

		December 31, 2022			
		Level 1	**Level 2**	**Level 3**	**Total**
Assets					
Cash and due from banks:					
Cash	₩	2,259,832	-	-	2,259,832
Due from banks		-	20,310,050	-	20,310,050
Loans at amortized cost:					
Household loans		-	-	139,448,925	139,448,925
Corporate loans		-	-	190,897,442	190,897,442
Public and other loans		-	-	3,655,430	3,655,430
Loans to bank		-	5,911,562	1,507,520	7,419,082
Credit card receivables		-	-	251,406	251,406
Securities at amortized cost:					
Government bonds		5,620,012	11,105,299	-	16,725,311
Financial institutions bonds		1,898,457	3,429,257	-	5,327,714
Corporate bonds and others		-	5,208,079	-	5,208,079
Others		-	234,135	-	234,135
Other financial assets		-	11,946,279	3,750,809	15,697,088
	₩	9,778,301	58,144,661	339,511,532	407,434,494
Liabilities					
Deposits:					
Demand deposits	₩	-	156,340,586	-	156,340,586
Time deposits		-	-	190,285,047	190,285,047
Negotiable certificates of deposits		-	-	14,670,388	14,670,388
Note discount deposits		-	-	6,631,276	6,631,276
CMA		-	4,634,010	-	4,634,010
Others		-	-	16,692	16,692
Borrowings:					
Call money		-	1,199,601	-	1,199,601
Bill sold		-	-	15,006	15,006
Bonds sold under repurchase agreements		-	-	135,710	135,710
Borrowings		-	-	22,714,236	22,714,236
Debt securities issued:					
Debt securities issued in Korean won		-	23,387,638	971,562	24,359,200
Debt securities issued in foreign currencies		-	8,468,816	-	8,468,816
Other financial liabilities		-	8,487,115	14,108,461	22,595,576
	₩	-	202,517,766	249,548,378	452,066,144

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2023 and 2022 are as follows:

		December 31, 2023			
Level	Type of financial instruments		Fair value (*)	Valuation technique	Inputs
Level 2	Securities at amortized cost	₩	21,567,666		Discount rate
Level 3	Loans at amortized cost		348,761,206	Discounted cash flow	Discount rate, Credit spread, Prepayment rate
	Other financial assets		3,571,620		Discount rate
		₩	373,900,492		
Level 2	Debt securities issued	₩	36,359,357		Discount rate
	Deposits(*)		214,212,875		Discount rate
	Borrowings(*)		14,852,579	Discounted cash flow	Discount rate
Level 3	Debt securities issued		1,360,466		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		15,603,861		Discount rate
		₩	282,389,138		

(*) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

		December 31, 2022			
Level	Type of financial instruments		Fair value (*)	Valuation technique	Inputs
Level 2	Securities at amortized cost	₩	19,976,770		Discount rate
Level 3	Loans at amortized cost		335,760,723	Discounted cash flow	Discount rate, Credit spread, Prepayment rate
	Other financial assets		3,750,809		Discount rate
		₩	359,488,302		
Level 2	Debt securities issued	₩	31,856,454		Discount rate
	Deposits(*)		209,709,502		Discount rate
	Borrowings(*)		14,779,693	Discounted cash flow	Discount rate
Level 3	Debt securities issued		971,562		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		14,108,461		Discount rate
		₩	271,425,672		

(*) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-4. **Measurement of fair value (continued)**

(c) Deferred transaction date gain or loss

The changes in transaction date (Day 1) gain and loss that occurred at the initial recognition of financial instruments measured at fair value for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023			
		Beginning balance	New transaction	Profit and loss recognition	Ending balance
Equity options	₩	160	-	(112)	48

		December 31, 2022			
		Beginning balance	New transaction	Profit and loss recognition	Ending balance
Loans at FVTPL	₩	(330)	-	330	-
Equity options		92	261	(193)	160
	₩	(238)	261	137	160

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(d) Classification by category of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets as of December 31, 2023 and 2022 are as follows:

		December 31, 2023					
		Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets designated at FVTOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets							
Due from banks	₩	-	-	-	25,924,960	-	25,924,960
Securities at FVTPL		23,663,110	-	-	-	-	23,663,110
Derivative assets		3,191,466	-	-	-	71,824	3,263,290
Loans at FVTPL		536,824	-	-	-	-	536,824
Loans at amortized cost		-	-	-	348,642,129	-	348,642,129
Securities at FVTOCI		-	49,356,133	1,253,233	-	-	50,609,366
Securities at amortized cost		-	-	-	30,719,163	-	30,719,163
Other financial assets		-	-	-	17,602,815	-	17,602,815
	₩	27,391,400	49,356,133	1,253,233	422,889,067	71,824	500,961,657

		Financial instruments at FVTPL				
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities						
Deposits	₩	-	-	370,959,649	-	370,959,649
Financial liabilities at FVTPL		419,342	-	-	-	419,342
Financial liabilities designated at FVTPL		-	254,832	-	-	254,832
Derivative liabilities		2,895,599	-	-	616,995	3,512,594
Borrowings		-	-	26,701,198	-	26,701,198
Debt securities issued		-	-	37,750,685	-	37,750,685
Other financial liabilities		-	-	34,169,257	-	34,169,257
	₩	3,314,941	254,832	469,580,789	616,995	473,767,557

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(d) Classification by category of financial instruments (continued)

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets as of December 31, 2023 and 2022 are as follows: (continued)

		December 31, 2022					
		Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets designated at FVTOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets							
Due from banks	₩	-	-	-	20,310,050	-	20,310,050
Securities at FVTPL		21,201,704	-	-	-	-	21,201,704
Derivative assets		4,822,942	-	-	-	81,154	4,904,096
Loans at FVTPL		972,553	-	-	-	-	972,553
Loans at amortized cost		-	-	-	344,298,939	-	344,298,939
Securities at FVTOCI		-	47,554,951	1,215,833	-	-	48,770,784
Securities at amortized cost		-	-	-	28,379,986	-	28,379,986
Other financial assets		-	-	-	15,463,269	-	15,463,269
	₩	26,997,199	47,554,951	1,215,833	408,452,244	81,154	484,301,381

		Financial instruments at FVTPL				
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities						
Deposits	₩	-	-	373,104,189	-	373,104,189
Financial liabilities at FVTPL		424,964	-	-	-	424,964
Financial liabilities designated at FVTPL		-	47,327	-	-	47,327
Derivative liabilities		4,883,475	-	-	896,151	5,779,626
Borrowings		-	-	24,212,792	-	24,212,792
Debt securities issued		-	-	33,186,180	-	33,186,180
Other financial liabilities		-	-	22,868,434	-	22,868,434
	₩	5,308,439	47,327	453,371,595	896,151	459,623,512

There are no financial instruments that are reclassified between categories of financial instruments s as of December 31, 2023 and 2022.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(e) Financial income and costs by category for years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023					
		Interest income (expense)	Fees and commission income (expense)	Reversal of (Provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Deposits	₩	358,638	-	(1,757)	-	356,881	-
Securities at FVTPL		555,253	12,731	-	756,034	1,324,018	-
Securities at FVTOCI		1,282,973	17,105	3,698	78,568	1,382,344	1,108,605
Securities at amortized cost		954,911	-	654	(107)	955,458	-
Loans at FVTPL		29,249	-	-	44,672	73,921	-
Loans at amortized cost		17,110,113	122,822	(828,091)	33,919	16,438,763	-
Other financial assets		90,052	117,819	(17,877)	4,212	194,206	-
Financial liabilities at FVTPL		-	(45)	-	(56,772)	(56,817)	-
Financial liabilities designated at FVTPL		(9,804)	-	-	2,495	(7,309)	-
Financial liabilities at amortized cost		(11,968,726)	(589)	-	(281,813)	(12,251,128)	(4,767)
Net derivatives held for hedging		-	-	-	286,494	286,494	864
Allowance for off-balance sheet items		-	-	(21,675)	-	(21,675)	-
	₩	8,402,659	269,843	(865,048)	867,702	8,675,156	1,104,702

		December 31, 2022					
		Interest income (expense)	Fees and commission income (expense)	Reversal of (Provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Deposits	₩	149,225	-	(607)	-	148,618	-
Securities at FVTPL		388,236	14,000	-	47,778	450,014	-
Securities at FVTOCI		822,079	10,205	3,372	(57,622)	778,034	(1,115,966)
Securities at amortized cost		590,960	-	(463)	(60)	590,437	-
Loans at FVTPL		13,496	-	-	(312)	13,184	-
Loans at amortized cost		12,064,439	102,685	(578,730)	13,035	11,601,429	-
Other financial assets		57,380	148,440	(3,401)	2,203	204,622	-
Financial liabilities at FVTPL		-	(225)	-	(33,846)	(34,071)	-
Financial liabilities designated at FVTPL		(1,296)	-	-	2,673	1,377	-
Financial liabilities at amortized cost		(5,879,317)	(63)	-	775,708	(5,103,672)	(29,116)
Net derivatives held for hedging		-	-	-	(737,257)	(737,257)	3,324
Allowance for off-balance sheet items		-	-	(18,460)	-	(18,460)	-
	₩	8,205,202	275,042	(598,289)	12,300	7,894,255	(1,141,758)

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

3. **Financial risk management (continued)**

3-5. Capital risk management

In response to the increased risk of financial institutions following financial deregulation in the 1980s, capital regulations applicable to banks are adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk. Building upon the initial Basel Capital Accord of 1988, capital regulations are developed to reflect additional risks as well. To improve risk management and increasing capital adequacy of banks, Basel Committee on Bank Supervision (BCBS) prepared and announced new Basel Capital Accord (Basel III), and capital adequacy standards based on Basel III is implemented by Regulation on Supervision of Banking Business beginning on December 1, 2013. Under these regulations, all domestic banks including the Group are required to maintain a certain ratio or higher of the common stock capital ratio, basic capital ratio, and total equity capital ratio step by step from the effective date and report whether the Group meet the capital adequacy ratio to the Financial Supervisory Service according to banking-related legislation.

Under *the Banking Act*, the capital of a bank is divided into two categories.

(a) Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)
   i) Common equity Tier 1 capital: Common equity Tier 1 capital that can be compensated firstly and lastly at the time of bank liquidation and is not repaid except at the time of liquidation, including common stock, capital surplus, accumulated other comprehensive income, other capital surplus, capital adjustment, and part of the non-controlling interests of the Bank's subsidiaries.

   ii) Other Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

(b) Tier 2 capital (Supplementary capital)

The Group includes capital securities that meet the recognition requirements to compensate for the Group's losses upon liquidation. This includes some of the associated capital surplus and the amount of external investors' holdings of supplementary capital issued by subsidiaries. Also, it includes the provisions that meet Basel III requirements.

The Group calculates the ratio of equity capital by dividing the equity capital (the amount deducted from the sum of the above basic capital and supplementary capital) into risk-weighted assets. Risk weighted assets are calculated by applying higher weights to reflect the actual risk of the Group. It comprises the sum of credit risk weighted assets, operational risk weighted assets, market risk weighted assets and additional risk assets.

The Group evaluates and manages the capital adequacy ratio pursuant to internally developed standards. It means that the Group assesses whether the level on ratio of available capital to economic capital is sufficient, or not. The Group manages the economic adequacy by the amount of each risk type including credit, market, operation, interest rate, liquidity, concentration, and foreign currency settlement risk, as well as the total amounts of all of those risk types.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)ly**

3-5. **Capital risk management (continued)**

Details of capital categories and the capital adequacy ratio of the Group as of December 31, 2023 and 2022 are as follows:

Category		December 31, 2023	December 31, 2022
Capital:			
Common equity Tier 1 capital	₩	29,029,531	26,729,156
Additional Tier 1 capital		1,988,535	1,788,975
Tier 1 capital		31,018,066	28,518,131
Tier 2 capital		4,882,409	5,241,681
	₩	35,900,475	33,759,812
Risk-weighted assets: (*)			
Credit risk-weighted assets	₩	170,786,341	165,459,759
Market risk-weighted assets		11,810,088	12,959,292
Operating risk-weighted assets		15,988,517	11,560,955
	₩	198,584,946	189,980,006
Capital adequacy ratio:			
Common equity Tier 1 capital ratio		14.62%	14.07%
Tier 1 capital ratio		15.62%	15.01%
Tier 2 capital ratio		2.46%	2.76%
Total capital ratio		18.08%	17.77%

(*) The additional risk weighted assets resulting from the insufficient capital under capital floor is included in credit risk-weighted assets.

The criteria for capital adequacy to be complied with by the Group are 8.0% or more of the total equity capital ratio, 6.0% or higher of the basic capital ratio, and 4.5% or more of the common stock capital ratio. In addition, the minimum regulatory BIS capital ratio required to be observed from 2019 has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation buffer (2.5%p) and Domestic Systematically Important Banks (D-SIB) buffer (1.0%p) and countercyclical capital buffer (2.5%p) to the existing lowest common equity capital ratio, the capital conservation buffer and D-SIB buffer will be raised by 2.5% and 1.0% each year by applying the transitional criteria from 2019, and countercyclical capital buffer can be charged up to 2.5%p during credit expansion period. As of December 31, 2023, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation buffer (2.5%p), D-SIB buffer (1.0%p), and countercyclical capital buffer (0%p).

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

3. **Financial risk management (continued)**

3-6. **Transaction as a transfer of financial instrument**

(a) Transferred financial instruments that are not derecognized

i) Bonds sold under repurchase agreements at a fixed price as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Transferred assets:			
Securities at FVTOCI	₩	758,429	-
Securities at amortized cost		3,622,838	258,579
	₩	4,381,267	258,579
Associated liabilities:			
Bonds sold under repurchase agreements	₩	3,994,125	135,710

ii) When the Group's securities are transferred, the Group transfers the ownership of the securities, but upon termination, the Group will have to return the securities. As a result, securities loaned as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022	Lender
Securities at FVTOCI:				
Government bonds	₩	3,689,953	2,830,091	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		60,693	267,702	Korea Securities Finance Corp., Korea Securities Depository
Securities at amortized cost:				
Government bonds		1,570,134	898,347	Korea Securities Finance Corp., Korea Securities Depository NH investment & securities co., Ltd.
Financial institutions bonds		289,987	89,665	Korea Securities Finance Corp., Korea Securities Depository
	₩	5,610,767	4,085,805	

iii) Securitization of financial assets

The Group uses the securitization of financial assets as a means of financing and to transfer risk. Generally, these securitization transactions result in the transfer of contractual cash flows to the debt securities holders issued from the financial asset portfolio. The Group recognizes debt securities issued without derecognition of assets under individual agreements, partially recognizes assets to the extent of the Group's level of involvement in assets, or recognizes rights and obligations arising from the derecognition and transfer of assets as separate assets and liabilities. The Group derecognizes the entire asset only if it transfers contractual rights to the cash flows of financial assets or if it holds contractual rights but bears contractual obligations to pay cash flows to the other party without significant delays or reinvestment and transfers most of the risks and benefits of ownership (e.g., credit risk, interest rate risk, prepayment risk, etc.). For the years ended December 31, 2023 and 2022, the carrying amounts of financial assets related to securitization transactions that have neither been transferred nor derecognized are ₩5,744,227 million and ₩ 4,765,561 million, respectively; the carrying amounts of related liabilities are ₩2,985,714 million and ₩2,102,965 million, respectively.

(b) Financial instruments that are qualified for derecognition but under continuing involvement.

There is no financial instrument that meets the conditions of derecognition and in which the Group has continuing involvement as of December 31, 2023 and 2022.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

3. Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2023 and 2022 are as follows:

		December 31, 2023					
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position: Financial instruments	Related amounts not set off in the statement of financial position: Cash collateral received	Net amount
Financial assets							
Derivative assets (*1)	₩	3,230,215	-	3,230,215	11,825,025	26,461	1,556,528
Other financial assets (*1)		10,177,799	-	10,177,799			
Bonds sold under repurchase agreements related collateral of securities (*2)		4,303,641	-	4,303,641	3,951,190	-	352,451
Bonds purchased under resale agreement (Loans) (*2)		2,261,833	-	2,261,833	2,261,833	-	-
Securities lent (*2)		5,517,009	-	5,517,009	5,517,009	-	-
Domestic exchange settlements receivables (*3)		47,413,117	42,479,436	4,933,681	-	-	4,933,681
Receivable from disposal of securities, etc. (*4)		24,811	2,210	22,601	-	-	22,601
	₩	72,928,425	42,481,646	30,446,779	23,555,057	26,461	6,865,261
Financial liabilities							
Derivative liabilities (*1)	₩	3,468,740	-	3,468,740	11,623,905	-	832,651
Other financial liabilities (*1)		8,987,816	-	8,987,816			
Bonds sold under repurchase agreements (Borrowings) (*2)		3,994,125	-	3,994,125	3,951,190	-	42,935
Securities sold		-	-	-	-	-	-
Domestic exchange settlement payables (*3)		51,631,363	42,479,436	9,151,927	9,151,927	-	-
Payable from purchase of securities, etc. (*4)		2,728	2,210	518	518	-	-
	₩	68,084,772	42,481,646	25,603,126	24,727,540	-	875,586

(*1) The Bank and its subsidiaries have certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of 'Central Counter Party ("CCP")' system is included in the amount.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

3. Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities (continued)

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2023 and 2022 are as follows (continued):

		December 31, 2022					
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position: Financial instruments	Related amounts not set off in the statement of financial position: Cash collateral received	Net amount
Financial assets							
Derivative assets (*1)	₩	4,884,335	-	4,884,335	10,043,722	74,895	1,783,544
Other financial assets (*1)		7,017,826	-	7,017,826			
Bonds sold under repurchase agreements related collateral of securities (*2)		258,579	-	258,579	132,217	-	126,362
Bonds purchased under resale agreement (Loans) (*2)		3,083,597	-	3,083,597	3,083,597	-	-
Securities lent (*2)		4,085,806	-	4,085,806	4,085,806	-	-
Domestic exchange settlements receivables (*3)		44,745,207	39,051,457	5,693,750	-	-	5,693,750
Receivable from disposal of securities, etc. (*4)		18,901	3,245	15,656	-	-	15,656
	₩	64,094,251	39,054,702	25,039,549	17,345,342	74,895	7,619,312
Financial liabilities							
Derivative liabilities (*1)	₩	5,648,398	-	5,648,398	9,825,349	-	1,633,012
Other financial liabilities (*1)		5,809,963	-	5,809,963			
Bonds sold under repurchase agreements (Borrowings) (*2)		135,710	-	135,710	132,217	-	3,493
Securities sold		2,958	-	2,958	2,958	-	-
Domestic exchange settlement payables (*3)		41,282,964	39,051,457	2,231,507	2,231,507	-	-
Payable from purchase of securities, etc. (*4)		4,235	3,245	990	990	-	-
	₩	52,884,228	39,054,702	13,829,526	12,193,021	-	1,636,505

(*1) The Bank and its subsidiaries have certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of 'Central Counter Party ("CCP")' system is included in the amount.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

4. **Significant estimates and judgments**

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future. Management's estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Income taxes

The Group is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVTOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances for credit losses is determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(d) Defined benefit obligation

The present value of defined benefit obligations can vary depending on various factors determined by actuarial methods. Assumptions used to determine the net cost (benefit) of pensions include discount rates, and changes in these assumptions will affect the book value of defined benefit obligations. The consolidated entity determines appropriate discount rates every six months. These rates represent the interest rates that should be used to determine the present value of estimated future cash outflows expected to occur upon settlement of defined benefit obligations. The entity expresses pensions in the currency in which they are paid and considers the interest rates of high-quality corporate bonds with maturities similar to those of the related pension liabilities when determining appropriate discount rates. Other significant assumptions related to defined benefit obligations are based on certain current market situations.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

5. Operating segment

(a) The general descriptions of the Group's operating segments

The Group has four reportable segments which are strategic business units. Each of these segments is providing different services and managed separately.

Description	Area of business
Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools.
Corporate banking	Loans to or deposits from corporations, including small or medium sized companies and businesses related to investment banking.
International group	Supervision of overseas subsidiaries and branch operations and other international businesses.
Others	Fund management, investment in securities, others and various support businesses

(b) The following table provides information of financial performance of each reportable segment for the years ended December 31, 2023 and 2022.

		Retail banking	Corporate banking	International group	Others	Consolidation adjustments	Total
				December 31, 2023			
Categories							
Net interest income (expense)	₩	4,431,882	3,475,901	1,121,545	(624,495)	(2,174)	8,402,659
Net fees and commission income (expense)		336,452	459,289	129,648	(6,522)	(7,916)	910,951
Net other income (expense)(*)		(2,460,353)	(661,312)	(131,709)	(1,835,784)	(77,255)	(5,166,413)
Operating income (expense)		2,307,981	3,273,878	1,119,484	(2,466,801)	(87,345)	4,147,197
Net non-operating income (expenses)		(27,009)	(23,389)	(29,476)	(24,976)	(9,798)	(114,648)
Share of profit of associates		-	-	-	-	8,556	8,556
Profit (loss) before income tax		2,280,972	3,250,489	1,090,008	(2,491,777)	(88,587)	4,041,105
Income tax expense		(557,660)	(794,691)	(252,417)	623,236	8,418	(973,114)
Profit (loss) for the year	₩	1,723,312	2,455,798	837,591	(1,868,541)	(80,169)	3,067,991
Attributable to:							
Equity holder of the Bank	₩	1,723,312	2,455,798	837,591	(1,868,541)	(80,479)	3,067,681
Non-controlling interests		-	-	-	-	310	310

(*) Profit or loss effect of hedging on net investments in foreign operations was included.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

5. **Operating segment (continued)**

(b) The following table provides information of financial performance of each reportable segment for for the years ended December 31, 2023 and 2022 (continued).

		December 31, 2022					
		Retail banking	**Corporate banking**	**International group**	**Others**	**Consolidation adjustments**	**Total**
Categories							
Net interest income	₩	4,574,304	3,420,604	1,063,425	(856,903)	3,772	8,205,202
Net fees and commission income (expense)		340,473	470,522	119,878	32,643	(8,206)	955,310
Net other income (expense)(*)		(2,253,168)	(714,261)	(503,923)	(1,603,483)	77,073	(4,997,762)
Operating income (expense)		2,661,609	3,176,865	679,380	(2,427,743)	72,639	4,162,750
Net non-operating income (expense)		(36,930)	(24,006)	8,911	(23,802)	(1,598)	(77,425)
Share of loss of associates		-	-	-	-	22,301	22,301
Profit (loss) before income tax		2,624,679	3,152,859	688,291	(2,451,545)	93,342	4,107,626
Income tax expense		(688,346)	(826,866)	(163,636)	615,069	1,885	(1,061,894)
Profit (loss) for the year	₩	1,936,333	2,325,993	524,655	(1,836,476)	95,227	3,045,732
Attributable to:							
Equity holder of the Bank	₩	1,936,333	2,325,993	524,655	(1,836,476)	94,507	3,045,012
Non-controlling interests		-	-	-	-	720	720

(*) Profit or loss effect of hedging on net investments in foreign operations was included.

(c) The following table provides information of net interest income of each reportable operating segment from external consumers and net interest income (expenses) between operating segments for the years ended December 31, 2023 and 2022.

		December 31, 2023					
		Retail banking	**Corporate banking**	**International group**	**Others**	**Consolidation adjustments**	**Total**
Net interest income (expense) from:							
External customers	₩	1,359,877	4,970,289	1,269,062	803,431	-	8,402,659
Internal transactions		3,072,005	(1,494,388)	(147,517)	(1,427,926)	(2,174)	-
	₩	4,431,882	3,475,901	1,121,545	(624,495)	(2,174)	8,402,659

		December 31, 2022					
		Retail banking	**Corporate banking**	**International group**	**Others**	**Consolidation adjustments**	**Total**
Net interest income (expense) from:							
External customers	₩	2,442,269	3,881,809	1,126,161	754,963	-	8,205,202
Internal transactions		2,132,035	(461,205)	(62,736)	(1,611,866)	3,772	-
	₩	4,574,304	3,420,604	1,063,425	(856,903)	3,772	8,205,202

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

5. **Operating segment (continued)**

(d) Financial information of geographical area

i) The following table provides information of operating income from external consumers by geographical area for the years ended December 31, 2023 and 2022.

		Operating revenue		Operating expenses		Operating income	
		December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Domestic	₩	34,011,622	32,933,062	30,859,198	29,575,056	3,152,424	3,358,006
Overseas		3,448,056	2,581,399	2,453,283	1,776,655	994,773	804,744
	₩	37,459,678	35,514,461	33,312,481	31,351,711	4,147,197	4,162,750

ii) The following table provides information of non-current assets by geographical area as of December 31, 2023 and 2022.

Classification(*)		December 31, 2023	December 31, 2022
Domestic	₩	3,962,041	3,459,593
Overseas		268,883	319,316
	₩	4,230,924	3,778,909

(*) Non-current assets include property and equipment, intangible assets and investment properties.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

6. **Cash and due from banks**

(a) Cash and due from banks as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Cash	₩	2,131,816	2,259,832
Deposits in Korean won:			
Reserve deposits		10,732,094	8,477,472
Others		4,511	53,986
		10,736,605	8,531,458
Deposits in foreign currencies:			
Deposits		12,110,033	8,506,913
Time deposits		2,547,930	2,836,102
Others		549,564	452,951
		15,207,527	11,795,966
Allowance for impairment		(19,172)	(17,374)
	₩	28,056,776	22,569,882

(b) Restricted due from banks as of December 31, 2023 and 2022, are as follows:

Classification		December 31, 2023	December 31, 2022	The laws of evidence, etc.
Deposits in Korean won:				
Reserve deposits	₩	10,732,094	8,477,472	Article 55 of the Bank of Korea Act
Others		627	547	Article 387 of Capital Market Act of Korea Act, etc.
		10,732,721	8,478,019	
Deposits in foreign currencies:				
Deposits		6,024,167	1,675,889	Article 55 of the Bank of Korea Act, etc.
Time deposits		74,141	66,533	New York State, etc. Banking Law
Others		17,707	44,257	Derivative contracts
		6,116,015	1,786,679	
	₩	16,848,736	10,264,698	

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

7. **Securities at fair value through profit or loss**

Securities at FVTPL as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Debt securities:			
Government bonds	₩	861,768	760,724
Financial institution bonds		3,915,483	3,353,917
Corporate bonds		2,230,936	2,357,745
Bills bought		6,597,980	4,110,319
CMA		3,473,984	3,850,613
Beneficiary certificates		4,047,138	4,664,866
Others		2,182,560	1,801,894
		23,309,849	20,900,078
Equity securities:			
Stocks		249,555	225,657
Gold/silver deposits		103,706	75,969
	₩	23,663,110	21,201,704

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

8. **Derivatives**

(a) The notional amounts of derivatives as of December 31, 2023 and 2022, are as follows:

		December 31, 2023	December 31, 2022
Foreign currency related			
Over the counter:			
Currency forwards	₩	118,477,888	113,580,287
Currency swaps		43,805,271	40,947,512
Currency options		1,244,696	1,327,752
Exchange traded:			
Currency futures		38,682	38,019
		163,566,537	155,893,570
Interest rates related			
Over the counter:			
Interest rate forwards		205,451	-
Interest rate swaps		30,490,027	30,748,577
Interest rate options		470,000	145,424
Exchange traded:			
Interest rate futures		654,794	159,744
Interest rate swaps(*)		44,929,609	38,396,230
		76,749,881	69,449,975
Equity related			
Over the counter:			
Equity options		207,508	217,834
Exchange traded:			
Equity futures		15,789	25,132
Equity options		2,494	-
		225,791	242,966
Commodity related			
Over the counter:			
Commodity swap and forwards		160,445	241,494
Commodity options		8,000	8,000
		168,445	249,494
Hedge			
Fair value hedge:			
Interest rate swaps		10,112,789	13,530,243
Net investment hedge:			
Currency forwards		683,382	253,460
		10,796,171	13,783,703
	₩	251,506,825	239,619,708

(*) The notional amount of derivatives which is settled in the 'Central Counter Party ("CCP")' system.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

8. **Derivatives (continued)**

(b) Fair values of derivatives as of December 31, 2023 and 2022 are as follows:

		December 31, 2023		December 31, 2022	
		Assets	Liabilities	Assets	Liabilities
Foreign currency related					
Over the counter:					
Currency forwards	₩	1,362,435	1,195,174	2,667,464	2,445,020
Currency swaps		1,414,202	1,234,284	1,589,098	1,833,258
Currency options		12,621	13,065	14,776	13,603
		2,789,258	2,442,523	4,271,338	4,291,881
Interest rates related					
Over the counter:					
Interest rate forwards		-	15,907	-	-
Interest rate swaps		398,077	417,489	536,144	588,793
Interest rate options		-	17,005	3,203	-
Exchange traded:					
Interest rate futures		1,097	982	-	-
		399,174	451,383	539,347	588,793
Equity related					
Over the counter:					
Equity options		30	1,637	1,258	1,279
Exchange traded:					
Equity futures		-	54	233	2
Equity options		-	2	-	-
		30	1,693	1,491	1,281
Commodity related					
Over the counter:					
Commodity swap and forwards		3,004	-	10,766	4
Commodity options		-	-	-	1,516
		3,004	-	10,766	1,520
Hedge					
Fair value hedge:					
Interest rate swaps		65,786	614,219	77,757	895,005
Net investment hedge:					
Currency forwards		6,038	2,776	3,397	1,146
		71,824	616,995	81,154	896,151
	₩	3,263,290	3,512,594	4,904,096	5,779,626

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

8.   **Derivatives (continued)**

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023		December 31, 2022	
		Gain	**Loss**	**Gain**	**Loss**
Foreign currency related					
Over the counter:					
Currency forwards	₩	1,091,585	1,050,074	2,407,263	2,397,550
Currency swaps		528,512	385,811	1,210,590	1,408,598
Currency options		7,435	6,043	12,138	7,890
		1,627,532	1,441,928	3,629,991	3,814,038
Interest rates related					
Over the counter:					
Interest rate forwards		-	15,907	-	-
Interest rate swaps		278,327	168,795	541,025	545,698
Interest rate options		1,927	4,994	1,898	36
Exchange traded:					
Interest rate futures		1,097	983	-	-
		281,351	190,679	542,923	545,734
Equity related					
Over the counter:					
Equity options		2,141	162	4,416	271
Exchange traded:					
Equity futures		-	54	233	2
Equity options		7	-	-	-
		2,148	216	4,649	273
Commodity related					
Over the counter:					
Commodity swap and forwards		3,004	-	10,766	4
Commodity options		1,516	-	5,840	-
		4,520	-	16,606	4
Hedge					
Fair value hedge:					
Interest rate swaps		268,960	22,365	67,614	807,803
Net investment hedge:					
Currency forwards		3,416	705	5,886	8,708
		272,376	23,070	73,500	816,511
	₩	2,187,927	1,655,893	4,267,669	5,176,560

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

8. **Derivatives (continued)**

(d) Hedge accounting

i) Purpose and strategy of hedge accounting

The Group trades derivative financial instruments to hedge the interest rate risk and foreign exchange risk arising from the group's assets and liabilities. The Group applies fair value risk hedge accounting using interest rate swaps to avoid the risk of changes in fair value due to changes in market interest rates on structured bonds in won, foreign currency issued financial bonds, structured deposits in won and foreign currency investment bonds. In addition, to avoid the risk of foreign currency exchange rate fluctuations at foreign operations, the Group applies net investment risk hedge accounting for foreign operations that utilize currency forwards and non-derivative financial instruments.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2023 and 2022 are as follows:

		December 31, 2023						
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges								
Interest rate swaps	₩	2,555,318	141,038	1,366,764	572,494	1,739,426	3,737,749	10,112,789
Average price conditions(*1)		0.48%	0.82%	1.04%	0.93%	1.11%	0.64%	0.75%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%
Hedge of net investments in foreign operations(*2)								
Currency forwards		683,382	-	-	-	-	-	683,382
Borrowings in foreign currencies		63,352	-	-	-	-	-	63,352
Debt securities issued in foreign currencies		241,882	140,159	412,608	59,323	549,471	-	1,403,443
	₩	988,616	140,159	412,608	59,323	549,471	-	2,150,177
Average hedge ratio		100%	100%	100%	100%	100%	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M USD Libor, 3M Euribor and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,278.63, EUR/KRW 1,298.11, JPY/KRW 9.46, CAD/KRW 921.27, CNY/KRW 177.98 and AUD/KRW 877.18.

		December 31, 2022						
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges								
Interest rate swaps	₩	4,553,650	2,540,240	143,969	1,337,001	586,760	4,368,623	13,530,243
Average price conditions (*1)		0.42%	0.48%	0.73%	0.84%	0.71%	0.60%	0.55%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%
Hedge of net investments in foreign operations (*2)								
Currency forwards		253,460	-	-	-	-	-	253,460
Borrowings in foreign currencies		239,044	-	-	-	-	-	239,044
Debt securities issued in foreign currencies		359,079	64,858	113,450	510,608	-	-	1,047,995
	₩	851,583	64,858	113,450	510,608	-	-	1,540,499
Average hedge ratio		100%	100%	100%	100%	-	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M USD Libor, 3M Euribor and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,217.73, EUR/KRW 1,298.11, JPY/KRW 10.13, CAD/KRW 948.79, CNY/KRW 190.96 and AUD/KRW 877.18.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

8. Derivatives (continued)

(e) Impact of hedge accounting on the consolidated financial statements

i) Impact on hedging instruments in the consolidated statements of financial position, as of December 31, 2023 and 2022, and consolidated statements of comprehensive income and consolidated statements of changes in equity for the years ended are as follows:

			December 31, 2023						
				Consolidated statement of financial position				Consolidated statement of comprehensive income	
			Notional amounts	Derivative assets	Derivative liabilities	Borrowings	Debt securities issued	Other comprehensive income (loss) for the year	Changes in fair value for the year
Fair value hedges									
Interest rate risk	Interest rate swaps	₩	10,112,789	65,786	614,219	-	-	-	246,595
Hedge of net investments in foreign operations:									
Foreign exchange Risk	Currency forwards		683,382	6,038	2,776	-	-	864	4,537
	Borrowings in foreign currencies		63,352	-	-	63,352	-	(4,382)	(4,382)
	Debt securities issued in foreign currencies		1,403,443	-	-	-	1,398,977	(385)	(385)
			2,150,177	6,038	2,776	63,352	1,398,977	(3,903)	(230)
		₩	12,262,966	71,824	616,995	63,352	1,398,977	(3,903)	246,365

			December 31, 2022						
				Consolidated statement of financial position				Consolidated statement of comprehensive income	
			Notional amounts	Derivative assets	Derivative liabilities	Borrowings	Debt securities issued	Other comprehensive loss for the year	Changes in fair value for the year
Fair value hedges									
Interest rate risk	Interest rate swaps	₩	13,530,243	77,757	895,005	-	-	-	(740,189)
Hedge of net investments in foreign operations:									
Foreign exchange Risk	Currency forwards		253,460	3,397	1,146	-	-	3,324	(772)
	Borrowings in foreign currencies		239,044	-	-	239,044	-	14,100	14,100
	Debt securities issued in foreign currencies		1,047,995	-	-	-	1,043,317	(43,216)	(43,216)
			1,540,499	3,397	1,146	239,044	1,043,317	(25,792)	(29,888)
		₩	15,070,742	81,154	896,151	239,044	1,043,317	(25,792)	(770,077)

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

8. Derivatives (continued)

(e) Impact of hedge accounting on the consolidated financial statements (continued)

ii) Impact on hedged items in the consolidated statements of financial position, as of December 31, 2023 and 2022, and consolidated statements of comprehensive income and consolidated statements of changes in equity for the years ended are as follows:

December 31, 2023

	Hedging instruments		Consolidated statement of financial position: Securities at FVTOCI	Deposits	Debt securities issued	Consolidated statement of comprehensive income: Other comprehensive income for the year	Fair value hedges Adjusted accumulated amount	Changes in fair value for the year	Reserve of exchange differences on translation
Fair value hedges:									
Interest rate risk	Debt securities issued	₩	-	-	8,407,471	-	(466,233)	(178,901)	-
	Investment bonds		685,340	-	-	-	41,643	12,381	-
	Time deposits		-	816,919	-	-	(113,081)	(74,446)	-
			685,340	816,919	8,407,471	-	(537,671)	(240,966)	-
Hedge of net investments in foreign operations:									
Foreign exchange risk	Net investments in foreign operations		-	-	-	3,903	-	3,903	(36,931)
		₩	685,340	816,919	8,407,471	3,903	(537,671)	(237,063)	(36,931)

December 31, 2022

	Hedging instruments		Consolidated statement of financial position: Securities at FVTOCI	Deposits	Debt securities issued	Consolidated statement of comprehensive income: Other comprehensive income for the year	Fair value hedges Adjusted accumulated amount	Changes in fair value for the year	Reserve of exchange differences on translation
Fair value hedges:									
Interest rate risk	Debt securities issued	₩	-	-	12,169,122	-	(673,601)	679,835	-
	Investment bonds		505,668	-	-	-	69,687	(65,158)	-
	Time deposits		-	542,473	-	-	(187,527)	93,762	-
			505,668	542,473	12,169,122	-	(791,441)	708,439	-
Hedge of net investments in foreign operations:									
Foreign exchange risk	Net investments in foreign operations		-	-	-	25,792	-	25,792	(40,834)
		₩	505,668	542,473	12,169,122	25,792	(791,441)	734,231	(40,834)

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

8. **Derivatives (continued)**

(e) Impact of hedge accounting on the consolidated financial statements (continued)

iii) The amounts recognized as gains or losses due to an ineffective portion of hedge for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023		
		Gains on fair value hedges (hedged items)	**Losses on fair value hedges (hedging instruments)**	**Hedge ineffectiveness recognized in profit or loss (*)**
Fair value hedges				
Interest rate swaps	₩	(240,966)	246,595	5,629
Hedge of net investments in foreign operations				
Foreign exchange risk		3,903	(230)	3,673
	₩	(237,063)	246,365	9,302

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the consolidated statement of comprehensive income.

		December 31, 2022		
		Gains on fair value hedges (hedged items)	**Losses on fair value hedges (hedging instruments)**	**Hedge ineffectiveness recognized in profit or loss (*)**
Fair value hedges				
Interest rate swaps	₩	708,439	(740,189)	(31,750)
Hedge of net investments in foreign operations				
Foreign exchange risk		25,792	(29,888)	(4,096)
	₩	734,231	(770,077)	(35,846)

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the consolidated statement of comprehensive income.

(f) The effects of quantifying the credit risk of derivatives mitigated by collateral held as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	**December 31, 2022**
Deposits, securities, and etc	₩	904,229	1,486,480

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

8. **Derivatives (continued)**

(g) Hedge relationships affected by an interest rate benchmark reform

The revised Standard requires exception to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate benchmark reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate benchmarks are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item and the hedging instrument do not change due to the effect of the interest rate index reform.

KRW CD interest rates will be replaced by Korea Overnight Financing Repo Rates (KOFR). The Group has assumed that in this hedging relationship, the spread which has changed based on Korea Overnight Financing Repo Rates would be similar to the spreads of interest rate swap used as the hedging instrument. Besides this, the Group did not make any assumption on further changes of conditions.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

9. **Loans**

(a) Details of loans as of December 31, 2023 and 2022 are as follows:

		December 31, 2023		December 31, 2022	
		Loans at amortized cost	**Loans at FVTPL**	**Loans at amortized cost**	**Loans at FVTPL**
Household loans	₩	141,541,256	-	141,550,553	-
Corporate loans		201,214,888	328,827	192,795,291	863,454
Public and other loans		4,247,228	207,997	3,680,407	109,099
Loans to banks		3,092,561	-	7,447,411	-
Credit card receivables		277,372	-	251,850	-
		350,373,305	536,824	345,725,512	972,553
Deferred loan origination costs and fees		480,053	-	504,481	-
		350,853,358	536,824	346,229,993	972,553
Less: Allowance for impairment		(2,211,229)	-	(1,931,054)	-
	₩	348,642,129	536,824	344,298,939	972,553

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

9.   Loans (continued)

(b) Changes in allowance for impairment and book value

i) Changes in allowance for impairment of due from banks, loans at amortized cost and other assets for the years ended December 31, 2023 and 2022 are as follows:

December 31, 2023

	Due from banks			Loans at amortized cost — Household			Corporate			Credit card			Others			Other assets			Total
	12-month expected credit losses	Lifetime expected credit losses Not impaired	Impaired	12-month expected credit losses	Lifetime expected credit losses Not impaired	Impaired	12-month expected credit losses	Lifetime expected credit losses Not impaired	Impaired	12-month expected credit losses	Lifetime expected credit losses Not impaired	Impaired	12-month expected credit losses	Lifetime expected credit losses Not impaired	Impaired	12-month expected credit losses	Lifetime expected credit losses Not impaired	Impaired	
Beginning balance ₩	17,273	101	-	156,600	119,591	144,786	468,070	734,526	269,237	3,237	1,079	3,440	14,577	9,217	6,694	266,590	4,176	2,399	2,221,593
Transfer to 12 month expected credit losses	-	-	-	21,542	(20,882)	(660)	80,500	(80,425)	(75)	99	(93)	(6)	213	(213)	-	285	(257)	(28)	-
Transfer to lifetime expected credit losses	(7)	7	-	(20,001)	35,680	(15,679)	(60,911)	65,243	(4,332)	(85)	87	(2)	(305)	305	-	(258)	263	(5)	-
Transfer to credit-impaired financial assets	-	-	-	(3,848)	(16,131)	19,979	(2,093)	(18,134)	20,227	(535)	(127)	662	(7)	(25)	32	(43)	(205)	248	-
Provision for (reversal of) allowance (*1)	1,380	377	-	(114)	47,899	232,438	205,510	66,929	260,008	1,619	1,102	9,453	(252)	1,095	2,403	2,761	1,217	13,900	847,725
Write-offs	-	-	-	-	-	(305,078)	-	-	(269,314)	-	-	(5,723)	-	-	(2,127)	-	-	(445)	(582,687)
Effect of discounting	-	-	-	-	-	(11,425)	-	-	(19,897)	-	-	-	-	-	-	-	-	-	(31,322)
Disposal of loans	-	-	-	-	(177)	(3,569)	-	(240)	(53,498)	-	-	-	-	(9)	(115)	-	-	(178)	(57,786)
Recoveries	-	-	-	-	-	78,278	-	-	58,637	-	-	415	-	-	451	-	-	152	137,933
Others(*2)	46	(5)	-	(1,511)	(1,235)	(1,382)	(5,240)	(4,219)	(513)	(88)	(51)	(222)	(63)	-	-	32,447	-	-	17,964
Ending balance ₩	18,692	480	-	152,668	164,745	137,688	685,836	763,680	260,480	4,247	1,997	8,017	14,163	10,370	7,338	301,782	5,194	16,043	2,553,420

(*1) In order to respond to the end of the financial support program for COVID-19 and internal and external economic uncertainties, provision for allowance additionally accumulated during the current year is included.
The Group has set aside an additional provision of ₩242,747 million (including provisions for debt securities, provisions for off-balance accounts, etc.) through expected credit loss measurement methodology including expected PD and LGD, etc and an additional provision of ₩132,874 million by reflecting additional expected losses on loans in deferral of interest payments and installment of repayments for the year ended December 31, 2023.
(*2) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

9. Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

i) Changes in allowance for impairment of due from banks, loans at amortized cost and other assets for the years ended December 31, 2023 and 2022 are as follows: (continued)

	December 31, 2022																		
	Due from banks			Loans at amortized cost												Other assets			Total
				Household			Corporate			Credit card			Others						
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		
		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired	
Beginning balance ₩	16,151	179	-	97,560	64,357	128,407	443,168	628,563	282,293	1,935	713	4,081	10,589	9,257	5,494	155,928	2,519	2,529	1,853,723
Transfer to 12 month expected credit losses	-	-	-	15,102	(14,288)	(814)	75,533	(73,892)	(1,641)	166	(117)	(49)	403	(403)	-	234	(194)	(40)	-
Transfer to lifetime expected credit losses	-	-	-	(7,463)	23,835	(16,372)	(43,665)	45,444	(1,779)	(51)	57	(6)	(122)	122	-	(104)	125	(21)	-
Transfer to credit-impaired financial assets	-	-	-	(2,164)	(6,762)	8,926	(1,218)	(14,084)	15,302	(194)	(153)	347	(1)	(5)	6	(18)	(152)	170	-
Provision for (reversal of) allowance (*1)	689	(82)	-	53,591	52,482	161,060	(5,773)	148,433	156,858	1,380	579	3,781	3,706	246	2,387	458	1,878	1,064	582,737
Write-offs	-	-	-	-	-	(206,920)	-	-	(199,806)	-	-	(5,253)	-	-	(1,121)	-	-	(1,364)	(414,464)
Effect of discounting	-	-	-	-	-	(5,568)	-	-	(11,169)	-	-	-	-	-	-	-	-	-	(16,737)
Disposal of loans	-	-	-	-	(28)	(3,340)	-	(5)	(10,676)	-	-	-	-	-	(217)	-	-	(61)	(14,327)
Recoveries	-	-	-	-	-	79,410	-	-	39,898	-	-	536	-	-	145	-	-	122	120,111
Others(*2)	433	4	-	(26)	(5)	(3)	25	67	(43)	1	-	3	2	-	-	110,092	-	-	110,550
Ending balance ₩	17,273	101	-	156,600	119,591	144,786	468,070	734,526	269,237	3,237	1,079	3,440	14,577	9,217	6,694	266,590	4,176	2,399	2,221,593

(*1) Additional provision for credit loan allowance is recognized for the year ended December 31, 2023, to cope with prolonged COVID-19 and internal and external economic uncertainty. As of December 31, 2023, the Group has set aside an additional provision of ₩172,679 million (including provisions for debt securities, provisions for off-balance accounts, etc.) through the re-estimation of the forecast default rate that reflected the updated forward-looking information considering worst scenario for the year ended December 31, 2023 and an additional provision of ₩112,467 million through the additional selection and adjustment of cash flows for loans subject to individual assessment, and additional provision of ₩133,638 million was set aside by reflecting additional expected losses on loans in moratorium of interest payments and moratorium of repayment including mature-extended loans and estimated loss loans and mature-extended loans.
(*2) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

9. Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized cost and other assets for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023																		
	Due from banks			Loans at amortized cost												Other assets			Total
				Household			Corporate			Credit card			Others						
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		
		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired	
Beginning balance	₩ 20,326,691	733	-	133,623,495	7,943,389	377,919	163,247,982	28,997,841	660,723	244,414	3,111	4,325	10,447,025	665,678	14,091	15,630,676	101,309	4,449	382,293,851
Transfer to 12 month expected credit losses	1	(1)	-	3,116,437	(3,109,588)	(6,849)	6,036,935	(6,035,842)	(1,093)	419	(411)	(8)	51,588	(51,588)	-	21,620	(21,504)	(116)	-
Transfer to lifetime expected credit losses	(2,484)	2,484	-	(5,061,439)	5,093,168	(31,729)	(13,647,047)	13,661,426	(14,379)	(2,872)	2,875	(3)	(154,268)	154,268	-	(45,291)	45,300	(9)	-
Transfer to credit-impaired financial assets	-	-	-	(173,873)	(185,904)	359,777	(302,128)	(329,278)	631,406	(8,563)	(245)	8,808	(476)	(6,139)	6,615	(1,619)	(2,248)	3,867	-
Origination, recoveries, and others(*1)	5,616,969	(261)	-	1,170,135	(949,575)	164,874	8,103,284	775,471	257,924	29,404	(846)	2,687	(3,860,080)	65,261	8,017	2,149,734	25,699	16,235	13,574,932
Write-offs	-	-	-	-	-	(305,078)	-	-	(269,314)	-	-	(5,723)	-	-	(2,127)	-	-	(445)	(582,687)
Disposal of loans	-	-	-	-	(1,477)	(86,003)	-	(7,325)	(463,494)	-	-	-	-	(500)	(2,150)	-	(5)	(1,818)	(562,772)
Ending balance	₩ 25,941,177	2,955	-	132,674,755	8,790,013	472,911	163,439,026	37,062,293	801,773	262,802	4,484	10,086	6,483,789	826,980	24,446	17,755,120	148,551	22,163	394,723,324

(*) Other changes were due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

9. Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized cost and other assets for the years ended December 31, 2023 and 2022 are as follows (continued):

	December 31, 2022																		
	Due from banks			Loans at amortized cost												Other assets			Total
				Household			Corporate			Credit card			Others						
	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	
Beginning balance	₩ 18,643,132	691	-	137,475,936	7,900,137	346,257	147,222,368	26,481,650	663,321	178,938	2,304	5,140	6,647,449	668,661	17,752	16,628,947	56,926	4,651	362,944,260
Transfer to 12 month expected credit losses	-	-	-	3,331,001	(3,323,000)	(8,001)	7,263,929	(7,257,084)	(6,845)	413	(350)	(63)	55,767	(55,767)	-	15,483	(15,393)	(90)	-
Transfer to lifetime expected credit losses	-	-	-	(4,107,377)	4,140,904	(33,527)	(9,867,090)	9,877,091	(10,001)	(1,605)	1,612	(7)	(52,028)	52,030	(2)	(19,831)	19,939	(108)	-
Transfer to credit-impaired financial assets	-	-	-	(135,798)	(138,470)	274,268	(164,674)	(297,966)	462,640	(3,184)	(327)	3,511	(18)	(12)	30	(688)	(1,807)	2,495	-
Origination, recoveries, and others(*1)	1,683,559	42	-	(2,940,267)	(635,031)	56,021	18,793,449	195,483	(131,114)	69,852	(128)	997	3,795,855	766	180	(993,235)	41,644	(266)	19,937,807
Write-offs	-	-	-	-	-	(206,920)	-	-	(199,806)	-	-	(5,253)	-	-	(1,121)	-	-	(1,364)	(414,464)
Disposal of loans	-	-	-	-	(1,151)	(50,179)	-	(1,333)	(117,472)	-	-	-	-	-	(2,748)	-	-	(869)	(173,752)
Ending balance	₩ 20,326,691	733	-	133,623,495	7,943,389	377,919	163,247,982	28,997,841	660,723	244,414	3,111	4,325	10,447,025	665,678	14,091	15,630,676	101,309	4,449	382,293,851

(*) Other changes were due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

9.   Loans (continued)

(c) Changes in deferred loan origination costs for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beginning balance	₩	504,481	544,087
Loan origination		234,860	215,314
Amortization		(259,288)	(254,920)
Ending balance	₩	480,053	504,481

10.   Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVTOCI and securities at amortized cost as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Securities at FVTOCI:			
Debt securities:			
Government bonds	₩	22,198,828	20,705,591
Financial institutions bonds		18,069,411	16,904,523
Corporate bonds		9,087,894	9,895,483
Others		-	49,355
		49,356,133	47,554,952
Equity securities:			
Stocks		1,222,498	1,173,962
Equity investments		1,464	3,075
Others		29,271	38,795
		1,253,233	1,215,832
	₩	50,609,366	48,770,784
Securities at amortized cost:			
Debt securities:			
Government bonds	₩	18,557,061	17,242,773
Financial institutions bonds		5,828,569	5,367,661
Corporate bonds		6,154,094	5,545,119
Others		189,130	234,135
		30,728,854	28,389,688
Allowance for impairment		(9,691)	(9,702)
	₩	30,719,163	28,379,986

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

10. **Securities at fair value through other comprehensive income and securities at amortized cost (continued)**

(a) Details of securities at FVTOCI and securities at amortized cost as of December 31, 2023 and 2022 are as follows (continued):

Details of equity instruments designated at FVTOCI as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Marketable securities	₩	726,205	691,629
Non-marketable securities		496,292	482,333
Others		30,736	41,870
	₩	1,253,233	1,215,832

Above equity securities are equity securities designated as FVTOCI, and for the retention required by the policy, the option of measuring FVTOCI is exercised.

Cumulative net gains or losses reclassified in equity upon disposition of equity securities for the years ended December 31, 2023 and 2022 are ₩(-)4,152 million and ₩2,943 million and there are no cumulated gains or losses replaced by the reclassification of the account for the years ended December 31, 2023 and 2022, respectively.

(b) Gains and losses on sale of securities at FVTOCI for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Gain on sale of securities at FVTOCI	₩	24,416	9,393
Loss on sale of securities at FVTOCI		(2,719)	(10,602)
	₩	21,697	(1,209)

The Group disposed equity instruments that are measured at FVTOCI for debt-equity swap. At the time of disposal, fair value of equity instruments for the years ended December 31, 2023 and 2022 are ₩56,872million and ₩48,525million, and cumulative net gains or losses for the years ended December 31, 2023 and 2022 are ₩(-)4,152 million and ₩2,943 million, respectively.

(c) Gains and losses on sale of securities at amortized cost

Gains and losses on sale of securities at amortized cost for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Gain on disposal of securities at amortized cost	₩	-	5
Loss on disposal of securities at amortized cost		(107)	(65)
	₩	(107)	(60)

Securities at amortized cost are sold due to the partial redemption of payables.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Changes in allowance for credit loss and total carrying amount of securities at FVTOCI and securities at amortized cost.

i) Changes in allowance for credit loss of securities at FVTOCI and securities at amortized cost for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023							
	Securities at FVTOCI				Securities at amortized cost			
		Lifetime expected credit losses				Lifetime expected credit losses		
	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance ₩	24,634	112	-	24,746	9,545	157	-	9,702
Transfer to 12-month expected credit losses	14	(14)	-	-	-	-	-	-
Transfer to lifetime expected credit losses	(111)	111	-	-	-	-	-	-
Transfer to impaired financial assets	-	-	-	-	-	-	-	-
Reversal	(4,396)	698	-	(3,698)	(631)	(23)	-	(654)
Disposals and Others(*)	(332)	1	-	(331)	637	6	-	643
Ending balance ₩	19,809	908	-	20,717	9,551	140	-	9,691

(*) Other changes are due to foreign exchange rate changes, etc.

	December 31, 2022							
	Securities at FVTOCI				Securities at amortized cost			
		Lifetime expected credit losses				Lifetime expected credit losses		
	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance ₩	28,137	602	-	28,739	9,060	463	-	9,523
Transfer to 12-month expected credit losses	166	(166)	-	-	203	(203)	-	-
Transfer to lifetime expected credit losses	(20)	20	-	-	-	-	-	-
Transfer to impaired financial assets	-	-	-	-	-	-	-	-
Provision(reversal)	(3,016)	(355)	-	(3,371)	557	(94)	-	463
Disposals and Others(*)	(633)	11	-	(622)	(275)	(9)	-	(284)
Ending balance ₩	24,634	112	-	24,746	9,545	157	-	9,702

(*) Other changes are due to foreign exchange rate changes, etc.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Changes in allowance for credit loss and total carrying amount of securities at FVTOCI and securities at amortized cost (continued).

ii) Changes in carrying amount of securities at FVTOCI and securities at amortized cost for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023							
		Securities at FVTOCI				Securities at amortized cost			
			Lifetime expected credit losses				Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Credit unimpaired financial asset	Impaired financial assets	Total
Beginning balance	₩	47,487,752	67,200	-	47,554,952	28,379,171	10,517	-	28,389,688
Transfer to 12-month expected credit losses		18,873	(18,873)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(47,209)	47,209	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Net increase (decrease) in balance		1,804,766	(3,585)	-	1,801,181	2,342,159	(2,993)	-	2,339,166
Ending balance	₩	49,264,182	91,951	-	49,356,133	30,721,330	7,524	-	30,728,854

		December 31, 2022							
		Securities at FVTOCI				Securities at amortized cost			
			Lifetime expected credit losses				Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Credit unimpaired financial asset	Impaired financial assets	Total
Beginning balance	₩	47,431,890	152,786	-	47,584,676	21,298,476	36,290	-	21,334,766
Transfer to 12-month expected credit losses		61,740	(61,740)	-	-	18,544	(18,544)	-	-
Transfer to lifetime expected credit losses		(23,619)	23,619	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Net increase (decrease) in balance		17,741	(47,465)	-	(29,724)	7,062,151	(7,229)	-	7,054,922
Ending balance	₩	47,487,752	67,200	-	47,554,952	28,379,171	10,517	-	28,389,688

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

11. <u>**Property and equipment**</u>

(a) Details of property and equipment as of December 31, 2023 and 2022 are as follows:

		December 31, 2023		
		Acquisition cost	**Accumulated depreciation**	**Carrying amount**
Land	₩	1,285,436	-	1,285,436
Buildings(*)		1,004,307	(480,557)	523,750
Right-of-use assets		1,024,744	(600,371)	424,373
Others		1,534,547	(1,249,513)	285,034
	₩	4,849,034	(2,330,441)	2,518,593

(*) ₩5 million of government subsidy is deducted from book value.

		December 31, 2022		
		Acquisition cost	**Accumulated depreciation**	**Carrying amount**
Land	₩	1,317,048	-	1,317,048
Buildings(*)		905,103	(431,256)	473,847
Right-of-use assets		864,469	(462,887)	401,582
Others		1,576,295	(1,231,290)	345,005
	₩	4,662,915	(2,125,433)	2,537,482

(*) ₩65 million of government subsidy is deducted from book value.

(b) Changes in property and equipment for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023				
		Land	**Buildings**	**Right-of-use assets**	**Others**	**Total**
Beginning balance	₩	1,317,048	473,847	401,582	345,005	2,537,482
Acquisitions (*1)(*2)		1,478	105,044	263,754	59,647	429,923
Disposals and write-offs (*3)		(521)	(947)	(17,416)	(644)	(19,528)
Depreciation		-	(50,933)	(225,304)	(118,993)	(395,230)
Amounts transferred to investment properties		(30,999)	(2,330)	-	-	(33,329)
Amounts transferred to non-current assets held for sale		(1,688)	(755)	-	-	(2,443)
Effects of foreign currency movements		118	(176)	1,757	19	1,718
Ending balance	₩	1,285,436	523,750	424,373	285,034	2,518,593

(*1) ₩82,179 million transferred from construction-in progress is included.
(*2) ₩6,413 million of provision for the asset retirement related to newly acquired assets is included.
(*3) ₩446 million of write-off is included.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

11. Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2023 and 2022 are as follows: (continued):

| | | **December 31, 2022** | | | | |
		Land	**Buildings**	**Right-of-use assets**	**Others**	**Total**
Beginning balance	₩	1,305,608	488,066	416,538	277,173	2,487,385
Acquisitions (*1)(*2)		631	49,071	256,705	176,239	482,646
Disposals and write-offs (*3)		(209)	(405)	(67,717)	(1,646)	(69,977)
Depreciation		-	(45,190)	(208,222)	(107,471)	(360,883)
Amounts transferred to investment properties		12,703	(15,830)	-	-	(3,127)
Amounts transferred to non-current assets held for sale		(1,666)	(1,395)	-	-	(3,061)
Effects of foreign currency movements		(19)	(470)	4,278	710	4,499
Ending balance	₩	1,317,048	473,847	401,582	345,005	2,537,482

(*1) ₩33,983 million transferred from construction-in progress is included.
(*2) ₩6,276 million of provision for the asset retirement related to newly acquired assets is included.
(*3) ₩1,821 million of write-off is included.

(c) Insured assets and liability insurances as of December 31, 2023 are follows:

Type of insurance	Insured assets	Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash & securities	₩ 20,000	Samsung Fire & Marine Insurance Co., Ltd. and 5 other insurance companies
Property insurance	Real estate & movable properties for business purpose, etc.	915,259	Samsung Fire & Marine Insurance Co., Ltd., etc. and 4 other insurance companies
Burglary insurance	Cash & securities	60,000	Samsung Fire & Marine Insurance Co., Ltd., etc and 3 other insurance companies
Compensation liability insurance for officers	-	50,000	Meritz Fire & Marine Insurance Co., Ltd., etc. and 6 other insurance companies
Compensation liability insurance for personal information protection	-	10,000	DB Insurance Co., Ltd.
Compensation liability insurance for electronic financial transaction	-	3,000	Samsung Fire & Marine Insurance Co., Ltd. and 1 other insurance companies
Compensation liability insurance for casualty	Real estate	1,000	Samsung Fire & Marine Insurance Co., Ltd.
Compaensation liability insurance for elevator accidents	-	80	Samsung Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for gas accident		500	Meritz Fire & Marine Insurance Co., Ltd.
		₩ 1,059,839	

Besides the insurances listed above, the Group also has automobile liability insurance, medical insurance for employees, and casualty insurance for protecting property and employees.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

12. **Leases**

(a) Details of lease right-of-use assets by class of underlying asset of the lessee as of December 31, 2023 and 2022 are as follows:

| | | December 31, 2023 | | |
		Acquisition cost	Accumulated depreciation	Book value
Real property	₩	937,796	(545,733)	392,063
Vehicle		50,230	(28,659)	21,571
Others		36,718	(25,979)	10,739
	₩	1,024,744	(600,371)	424,373

| | | December 31, 2022 | | |
		Acquisition cost	Accumulated depreciation	Book value
Real property	₩	787,846	(412,616)	375,230
Vehicle		44,974	(28,814)	16,160
Others		31,649	(21,457)	10,192
	₩	864,469	(462,887)	401,582

(b) Changes in underlying assets for the years ended December 31, 2023 and 2022 are as follows:

| | | December 31, 2023 | | | |
		Real property	Vehicle	Others	Total
Beginning balance	₩	375,230	16,160	10,192	401,582
Acquisitions		238,924	17,980	6,850	263,754
Disposals		(13,976)	(2,253)	(1,187)	(17,416)
Depreciation		(209,872)	(10,316)	(5,116)	(225,304)
Effects of foreign currency movements		1,757	-	-	1,757
Ending balance	₩	392,063	21,571	10,739	424,373

| | | December 31, 2022 | | | |
		Real property	Vehicle	Others	Total
Beginning balance	₩	388,658	16,040	11,840	416,538
Acquisitions		242,593	10,511	3,601	256,705
Disposals		(65,506)	(1,375)	(836)	(67,717)
Depreciation		(194,744)	(9,067)	(4,411)	(208,222)
Effects of foreign currency movements		4,229	51	(2)	4,278
Ending balance	₩	375,230	16,160	10,192	401,582

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

12. **Leases (continued)**

(c) Details of maturity of lease liabilities as of December 31, 2023 and 2022 are as follows:

		December 31, 2023						
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets								
Real property	₩	27,177	23,571	32,413	50,645	200,406	49,958	384,170
Vehicle		6,828	1,659	2,353	4,477	14,170	-	29,487
Others		614	619	1,175	2,385	6,119	-	10,912
	₩	34,619	25,849	35,941	57,507	220,695	49,958	424,569

		December 31, 2022						
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets								
Real property	₩	19,470	22,290	29,712	49,620	184,247	58,127	363,466
Vehicle		6,463	1,376	1,872	3,372	9,965	-	23,048
Others		439	541	1,079	2,076	6,592	10	10,737
	₩	26,372	24,207	32,663	55,068	200,804	58,137	397,251

The abovementioned amounts shown above are classified by the earliest maturity dates on which the Group's payment obligation arises based on undiscounted cash flows.

(d) For the years ended December 31, 2023 and 2022, the lease payment for low value assets is ₩3,637 million and ₩4,194 million. Short-term lease payment does not exist.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

13. **Intangible assets**

(a) Details of intangible assets as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Goodwill	₩ 31,784	32,082
Software	143,655	149,661
Development cost	203,780	144,191
Memberships	46,900	46,897
Others(*)	661,087	263,656
	₩ 1,087,206	636,487

(*) Others include intangible assets related to the rights to be the depository bank of municipal and provincial governments, etc.

(b) Changes in intangible assets for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023					
	Goodwill	Software	Development cost	Membership	Others	Total
Beginning balance	₩ 32,082	149,661	144,191	46,897	263,656	636,487
Acquisitions	-	45,105	108,870	-	564,523	718,498
Disposal	-	-	-	(5)	-	(5)
Impairment	-	(2,833)	-	-	-	(2,833)
Amortization(*1)	-	(48,763)	(49,281)	-	(166,965)	(265,009)
Effects of foreign currency movements	(298)	485	-	8	(127)	68
Ending balance(*2)	₩ 31,784	143,655	203,780	46,900	661,087	1,087,206

(*1) ₩164,492 million among amortization cost of other intangible assets is included in other operating expenses.
(*2) ₩418,784 million of other intangible assets is accounted for as account payables.

	December 31, 2022					
	Goodwill	Software	Development cost	Membership	Others	Total
Beginning balance	₩ 28,199	104,475	78,159	48,379	283,914	543,126
Acquisitions	-	84,235	98,249	1,814	95,402	279,700
Disposal	-	-	-	(3,299)	(67)	(3,366)
Amortization (*1)	-	(39,810)	(32,217)	-	(115,811)	(187,838)
Effects of foreign currency movements	3,883	761	-	3	218	4,865
Ending balance(*2)	₩ 32,082	149,661	144,191	46,897	263,656	636,487

(*1) ₩111,945 million among amortization cost of other intangible assets is included in other operating expenses.
(*2) ₩44,100 million of other intangible assets is accounted for as account payables.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

13. **Intangible assets (continued)**

(c) Goodwill

i) The carrying amounts of goodwill allocated to each Cash-Generating Unit ("CGU") as of December 31, 2023 and 2022 are as follows:

CGU		December 31, 2023	December 31, 2022
Shinhan Bank Vietnam Ltd.	₩	31,784	32,082

ii) Impairment test

The recoverable amount of all cash-generating units required for impairment testing is based on value in use. The recoverable amounts of CGUs are determined on the basis of value-in-use calculations using discounted cash flow (DCF) model.

① Measurement date and projection period
The recoverable amounts are measured as of June 30, 2023. The projection period used in value-in-use calculations is 5.5 years (July 2023 through December 2028) considering synergy effect of business combinations and the value-in-use after projection period is estimated on the assumption that the future cash flows will increase by perpetual growth rate for every year.

② Significant assumptions
The expected future cash flows from the cash-generating unit are based on the CPI growth rate, market size and the market share of the Group. Major unobservable assumptions applied during the forecast period are as follows:

(Unit: %)

Cash-generating units	Net interest income growth rate	Net commission income growth rate	General administrative expenses growth rate	Growth rate
Shinhan Bank Vietnam Ltd.	5.34	2.35	7.23	2.76

The cost of equity capital is calculated by taking into account the systematic risk of the entity in the market risk premium paid in return for risk free rate. Permanent growth rate is estimated based on inflation and did not exceed the projected long-term average growth rate of the relevant industry report.

(Unit: %)

Cash-generating units	Discount rate	Permanent growth rate
Shinhan Bank Vietnam Ltd.	16.10	2.00

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

13. **Intangible assets (continued)**

(c) Goodwill (continued)

ii) Impairment test (continued)

③ The recoverable amounts and carrying amounts

The recoverable amounts and carrying amounts of the CGUs to which goodwill has been allocated as of valuation date are as follows:

		Shinhan Bank Vietnam Ltd.
Recoverable amount	₩	1,754,840
Carrying amount		1,528,283
Recoverable amount in excess of carrying amount	₩	226,557

Based on the impairment assessment conducted for the intangible asset of goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill is allocated is not expected to exceed its recoverable amount.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

14. **Investments in associates**

(a) Investments in associates as of December 31, 2023 and 2022 are as follows:

Investees	Location	Reporting date	Industry sector	Ownership (%) December 31, 2023	December 31, 2022
BNP Paribas Cardif Life Insurance Co., Ltd.(*1)(*4)	Korea	September 30	Insurance	14.99	14.99
KOREA FINANCE SECURITY(*1)(*4)	Korea	September 30	Others	14.91	14.91
DOODOO LOGITECH(*2)(*3)	Korea	December 31	Others	27.96	27.96
One Shinhan Future's Fund 1(*1)	Korea	September 30	Investment	27.78	27.78
KST-SH Laboratory Investment Fund No.1(*1)	Korea	September 30	Investment	20.00	20.00
One Shinhan Future's Fund 2(*1)	Korea	September 30	Investment	29.70	29.70
One Shinhan Future's Fund 3(*1)	Korea	September 30	Investment	29.90	29.90
One-Shinhan Connect New Technology Investment Fund 1(*1)	Korea	September 30	Investment	30.00	30.00
One-Shinhan Connect New Technology Investment Fund 2(*1)	Korea	September 30	Investment	33.33	33.33
Neoplux Technology Valuation Investment Fund	Korea	December 31	Investment	33.33	33.33
Partners 4th Growth Investment Fund(*8)	Korea	-	Investment	-	25.00
Newlake Growth Capital Partners2 PEF(*8)	Korea	-	Investment	-	23.01
MIEL Co., Ltd.(*2)(*3)	Korea	December 31	Others	28.77	28.77
MSTEEL Co., Ltd.(*7)	Korea	-	Others	-	29.45
BACK DOO Co., Ltd.(*2)(*3)	Korea	December 31	Retail	25.90	25.90
Chungwon assets(*2)(*3)	Korea	December 31	Manufacturing	22.53	22.53
Jinmyung Plus(*2)(*3)	Korea	December 31	Manufacturing	22.20	22.20
SEOKWANG T&I (*2)(*3)	Korea	December 31	Manufacturing	28.55	28.55
Korea Credit Bureau(*1)(*4)	Korea	September 30	Credit	4.50	4.50
Goduck Gangil1 PFV Co., Ltd.(*1)(*4)	Korea	September 30	Real estate	1.04	1.04
Goduck Gangil10 PFV Co., Ltd.(*1)(*4)	Korea	September 30	Real estate	14.00	14.00

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

14. <u>**Investments in associates (continued)**</u>

(a) Investments in associates as of December 31, 2023 and 2022 are as follows: (continued)

Investees	Location	Reporting date	Industry sector	Ownership (%) December 31, 2023	December 31, 2022
SBC PFV Co., Ltd.(*1)(*4)(*6)	Korea	September 30	Real estate	12.50	12.50
DDI LVC Master Real Estate Investment Trust Co., Ltd.(*1)(*4)	Korea	September 30	Real estate	15.00	15.00
Logisvalley Shinhan REIT Co., Ltd.(*1)(*4)	Korea	September 30	Real estate	14.95	14.95
ICSF (The Korea's Information Center for Savings & Finance) (*3)	Korea	December 31	Service	32.26	32.26
Shinhan-Albatross Technology Investment Fund(*1)	Korea	November 30	Investment	33.33	33.33
Shinhan-Neoplux Energy Newbiz Fund	Korea	December 31	Investment	23.33	23.33
Stassets-DA Value Healthcare Fund I(*8)	Korea	-	Investment	-	24.10
Shinhan SKS Corporate Recovery Private Equity Fund(*1)	Korea	November 30	Investment	23.90	23.99
BTS 2nd Private Equity Fund(*1)	Korea	November 30	Investment	20.00	20.00
Shinhan global flagship venture fund 1	Korea	December 31	Investment	45.00	45.00
One Shinhan Mezzanine Fund 1(*1)(*5)	Korea	September 30	Investment	46.51	-
Shinhan hyper connect venture fund I(*1)(*5)	Korea	November 30	Investment	33.33	-
Korea Digital Asset Custody(*1)(*4)	Korea	September 30	Service	9.77	14.09
Shinhan VC tomorrow venture fund 1(*8)	Korea	-	Investment	-	21.74
All Together Korea Fund 6(*4)(*5)	Korea	December 31	Investment	99.98	-
All Together Korea Fund 7(*4)(*5)	Korea	December 31	Investment	99.98	-
Shinhan hyper future's venture fund 1 (*5)	Korea	December 31	Investment	29.90	-
Shinhan Private Equity Fund II (*5)	Korea	December 31	Investment	26.09	-

(*1) Financial statements as of September 30, 2023 and November 30, 2023 are used for the equity method accounting since the financial statements as of December 31, 2023 are not available. Significant trades and events occurred within the period are properly reflected.

(*2) In the course of the rehabilitation process, the shares were acquired through debt-equity swap. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before December 31, 2023. Also, it has been reclassified to the investments in associates.

(*3) The latest financial statements available are used for the equity method accounting since the financial statements as of December 31, 2023 are not available. Significant trades and events occurred within the period are properly reflected.

(*4) The equity method is applied for evaluation since it has significant impact on the investee, such as participation in their decision making.

(*5) It is newly acquired or newly incorporated as investments in associates for the year ended December 31, 2023.

(*6) The percentage of voting rights held is 4.65%.

(*7) It was excluded from investments in associates due to incineration sales for the year ended December 31, 2023.

(*8) It is excluded from associates as it lacks the ability to participate in the decision-making process regarding the economic activities of the cooperative (company) as a limited partner (employee), for the purpose of deriving benefits.

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

14. **Investments in associates (continued)**

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023							
Associates	Acqui-sition cost	Beginn-ing balance	Acqui-sition (redemp-tion)	Gain from disposal	Share of profit (loss) of associates	Share of other comprehe-nsive income (loss) of associates	Dividends received	Others (*1)	Ending balance
BNP Paribas Cardif Life Insurance Co., Ltd. ₩	42,204	30,173	-	-	919	8,183	-	-	39,275
KOREA FINANCE SECURITY	3,448	2,411	-	-	(170)	1,004	-	-	3,245
DOODOO LOGITECH	-	1	-	-	-	-	-	-	1
One-Shinhan Future's New Technology Investment Fund 1	1,594	2,567	(612)	-	418	-	-	-	2,373
KST-SH Laboratory Investment Fund No.1	1,740	1,889	(260)	-	61	-	-	-	1,690
One-Shinhan Future's New Technology Investment Fund 2	2,771	3,263	(199)	-	(17)	-	-	-	3,047
One-Shinhan Future's New Technology Investment Fund 3	289	565	(309)	-	(29)	-	-	-	227
One-Shinhan Connect New Technology Investment Fund 1	70,729	77,509	(208)	-	(2,247)	-	-	-	75,054
One-Shinhan Connect New Technology Investment Fund 2	8,870	14,318	(6,130)	-	(380)	-	-	-	7,808
Neoplux Technology Valuation Investment Fund	316	10,445	(1,962)	-	5,204	-	(1,368)	-	12,319
Partners 4th Growth Investment Fund	-	13,541	-	(4,323)	-	-	-	(9,218)	-
Newlake Growth Capital Partners2 PEF	-	9,612	-	388	-	-	-	(10,000)	-
MIEL Co., Ltd.(*2)	-	-	-	-	-	-	-	-	-
BAEK DOO Co., Ltd.	-	117	-	-	1	-	-	-	118
Chungwon assets	-	548	-	-	(36)	-	-	-	512
Jinmyung Plus	-	21	-	-	3	(9)	-	-	15
SEOKWANG T&I	-	-	-	-	(80)	342	-	336	598
Korea Credit Bureau	2,250	2,520	-	-	895	-	(45)	-	3,370
Goduck Gangil1 PFV Co., Ltd.	50	60	-	-	119	-	-	-	179
Goduck Gangil10 PFV Co., Ltd.	700	2,277	-	-	1,298	-	-	-	3,575
SBC PFV Co., Ltd.	18,125	14,231	1,875	-	(716)	-	-	-	15,390
DDI LVC Master Real Estate Investment Trust Co., Ltd.	7,075	6,405	450	-	(272)	-	-	-	6,583
Logisvalley Shinhan REIT Co., Ltd.	2,925	2,836	-	-	(153)	-	-	-	2,683
ICSF (The Korea's Information Center for Savings & Finance)	300	175	-	-	5	-	-	-	180
Shinhan-Albatross Technology Investment Fund	900	9,168	(999)	-	3,037	127	-	-	11,333
Shinhan-Neoplux Energy Newbiz Fund	10,651	15,354	-	-	1,120	-	-	-	16,474
Stassets-DA Value Healthcare Fund I	-	2,379	-	(1,871)	-	-	-	(508)	-
Shinhan SKS Corporate Recovery Private Equity Fund	15,364	8,974	6,384	-	1,055	-	-	-	16,413
BTS 2nd Private Equity Fund	5,226	2,901	2,200	-	(223)	-	-	-	4,878
Shinhan global flagship venture fund 1	36,000	17,588	18,000	-	(998)	-	-	-	34,590
One Shinhan Mezzanine Fund 1	10,000	-	10,000	-	18	-	-	-	10,018
Shinhan hyper connect venture fund I	15,200	-	15,200	-	(373)	-	-	-	14,827
Korea Digital Asset Custody	505	272	-	-	(192)	91	-	-	171
Shinhan VC tomorrow venture fund 1	-	14,773	-	227	-	-	-	(15,000)	-
All Together Korea Fund 6	5,227	-	105	-	148	-	(105)	5,122	5,270
All Together Korea Fund 7	5,227	-	105	-	148	-	(105)	5,122	5,270
Shinhan hyper future's venture fund 1	319	-	319	-	(11)	-	-	-	308
Shinhan Private Equity Fund II	34,456	-	-	-	-	-	-	34,456	34,456
₩	302,461	266,893	43,959	(5,579)	8,552	9,738	(1,623)	10,310	332,250

(*1) No cash flow is involved as acquired from another account as reclassification.
(*2) This item has a book value of zero due to cumulative unrealized losses since its initial acquisition.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

14. Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2023 and 2022 are as follows: (continued)

	December 31, 2022								
Associates	Acqui-sition cost	Beginn-ing balance	Acqui-sition (redemp-tion)	Gain from disposal	Share of profit (loss) of associates	Share of other comprehe-nsive income (loss) of associates	Dividends received	Others (*1)	Ending balance
BNP Paribas Cardif Life Insurance Co., Ltd.	₩ 42,204	44,028	-	-	(1,776)	(12,079)	-	-	30,173
KOREA FINANCE SECURITY	3,448	2,994	-	-	(583)	-	-	-	2,411
One Shinhan Future's Fund 1	2,206	2,845	(794)	-	516	-	-	-	2,567
KST-Shinhan Fund 1	2,000	1,408	500	-	(19)	-	-	-	1,889
One Shinhan Future's Fund 2	2,970	2,892	-	-	371	-	-	-	3,263
One Shinhan Future's Fund 3	598	-	598	-	(33)	-	-	-	565
One-Shinhan Connect New Technology Investment Fund 1	70,937	70,940	(1,063)	-	7,632	-	-	-	77,509
One-Shinhan Connect New Technology Investment Fund 2	15,000	-	15,000	-	(682)	-	-	-	14,318
Neoplux Technology Valuation Investment Fund	2,278	9,055	-	-	1,988	-	(598)	-	10,445
Partners 4th Growth Investment Fund	9,219	13,033	(582)	-	6,916	(4,694)	(1,132)	-	13,541
KTB Newlake Global Healthcare PEF	-	6,275	(488)	495	-	-	-	(6,282)	-
Newlake Growth Capital Partners2 PEF	10,000	9,939	-	-	(191)	-	(136)	-	9,612
Songrim Co., Ltd.	-	-	-	-	-	-	-	-	-
MIEL Co., Ltd.(*2)	-	-	-	-	-	-	-	-	-
MSTEEL Co., Ltd.(*2)	-	1,538	-	-	(1,538)	-	-	-	-
JB AIR	-	22	-	-	(22)	-	-	-	-
BAEK DOO Co., Ltd.	-	152	-	-	(35)	-	-	-	117
Chungwon Assets	-	239	-	-	165	144	-	-	548
Jinmyung Plus	-	26	-	-	(5)	-	-	-	21
SEOKWANG T&I	-	-	-	-	-	-	-	-	-
Korea Credit Bureau	2,250	3,847	-	-	(1,327)	-	-	-	2,520
Goduck Gangil1 PFV Co., Ltd.	50	-	-	-	60	-	-	-	60
Goduck Gangil10 PFV Co., Ltd.	700	-	-	-	2,277	-	-	-	2,277
SBC PFV Co., Ltd	16,250	14,790	-	-	(559)	-	-	-	14,231
DDI LVC Master Real Estate Investment Trust Co., Ltd.	6,625	-	6,625	-	(220)	-	-	-	6,405
Logisvalley Shinhan REIT Co.,Ltd.	2,925	-	2,925	-	(44)	(45)	-	-	2,836
ICSF (The Korea’s Information Center for Savings & Finance)	300	167	-	-	8	-	-	-	175
Shinhan-Albatross Technology Investment Fund	1,900	7,020	(1,200)	-	3,476	(128)	-	-	9,168
Shinhan-Neoplux Energy Newbiz Fund	10,651	10,598	(288)	-	5,044	-	-	-	15,354
Stassets-DA Value Healthcare Fund I	508	739	(107)	-	1,747	-	-	-	2,379
Shinhan SKS Corporate Recovery Private Equity Fund	8,980	3,928	4,965	-	81	-	-	-	8,974
BTS 2nd Private Equity Fund	3,026	-	3,026	-	(125)	-	-	-	2,901
Shinhan global flagship venture fund 1	18,000	-	18,000	-	(412)	-	-	-	17,588
Korea Digital Asset Custody	505	435	-	-	(179)	16	-	-	272
Shinhan VC tomorrow venture fund 1	15,000	5,000	10,000	-	(227)	-	-	-	14,773
	₩ 248,530	211,911	57,117	495	22,304	(16,786)	(1,866)	(6,282)	266,893

(*1) No cash flow is involved as acquired from another account as reclassification.

(*2) This item has a book value of zero due to cumulative unrealized losses since its initial acquisition.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

14. **Investments in associates (continued)**

(c) Condensed financial statements of associates as of December 31, 2023 and 2022 are as follows:

Associates		Assets	Liabilities	Operating revenue	Profit (loss) for the year	Other comprehensive income	Total comprehensive income (loss)
				December 31, 2023			
BNP Paribas Cardif Life Insurance Co., Ltd.	₩	2,937,499	2,675,629	49,330	(17,674)	54,555	36,881
KOREA FINANCE SECURITY		36,392	14,629	48,995	(1,136)	-	(1,136)
DOODOO LOGITECH		2	-	-	-	-	-
One-Shinhan Future's New Technology Investment Fund 1		8,542	-	1,757	1,501	-	1,501
KST-SH Laboratory Investment Fund No.1		8,454	3	496	306	-	306
One-Shinhan Future's New Technology Investment Fund 2		10,257	-	153	(56)	-	(56)
One-Shinhan Future's New Technology Investment Fund 3		760	-	2	(96)	-	(96)
One-Shinhan Connect New Technology Investment Fund 1		250,194	13	21	(7,490)	-	(7,490)
One-Shinhan Connect New Technology Investment Fund 2		23,425	3	-	(1,141)	-	(1,141)
Neoplux Technology Valuation Investment Fund		41,060	4,105	18,567	15,613	-	15,613
MIEL Co., Ltd.		422	565	36	-	-	-
BAEK DOO Co., Ltd.		796	342	1,145	5	-	5
Chungwon assets		3,124	854	4,297	(160)	-	(160)
Jinmyung Plus		538	470	224	12	-	12
SEOKWANG T&I		2,752	657	2,294	(279)	-	(279)
Korea Credit Bureau		129,166	54,287	160,189	19,880	-	19,880
Goduck Gangil1 PFV Co., Ltd.		209,519	192,311	340,451	11,493	-	11,493
Goduck Gangil10 PFV Co., Ltd.		129,399	103,864	158,905	9,272	-	9,272
SBC PFV Co., Ltd.		472,884	309,802	-	(5,733)	-	(5,733)
DDI LVC Master Real Estate Investment Trust Co., Ltd.		43,817	8	-	(1,809)	-	(1,809)
Logisvalley Shinhan REIT Co., Ltd.		80,854	56,307	4,840	(1,017)	-	(1,017)
ICSF (The Korea's Information Center for Savings & Finance)		560	2	102	16	-	16
Shinhan-Albatross		34,294	295	10,919	9,109	383	9,492
Shinhan-Neoplux Energy Newbiz Fund		72,487	1,883	10,434	4,802	-	4,802
Shinhan SKS Corporate Recovery Private Equity Fund		68,817	152	4,900	4,419	-	4,419
BTS 2nd Private Equity Fund		25,132	742	101	(1,116)	-	(1,116)
Shinhan Global Flagship Venture Fund 1		76,867	-	453	(2,217)	-	(2,217)
Korea Digital Asset Custody		520	287	132	(1,960)	-	(1,960)
One Shinhan Mezzanine Fund 1		21,538	-	15	38	-	38
Shinhan hyper connect venture fund I		44,932	450	-	(1,118)	-	(1,118)
All Together Korea Fund 6		5,272	1	223	218	-	218
All Together Korea Fund 7		5,272	1	223	218	-	218
Shinhan hyper future's venture fund 1		1,060	30	4	(38)	-	(38)
Shinhan Private Equity Fund II		142,455	10,372	28,376	28,355	-	28,355
	₩	4,889,062	3,428,064	847,584	62,217	54,938	117,155

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

14. Investments in associates (continued)

(c) Condensed financial statements of associates as of December 31, 2023 and 2022 are as follows: (continued)

Associates		Assets	Liabilities	Operating revenue	Profit (loss) for the year	Other comprehensive loss	Total comprehensive income (loss)
				December 31, 2022			
BNP Paribas Cardif Life Insurance Co., Ltd.	₩	2,528,558	2,327,352	47,631	(11,901)	(80,527)	(92,428)
KOREA FINANCE SECURITY		29,060	12,892	54,341	(3,909)	-	(3,909)
DOODOO LOGITECH		3	-	-	(1)	-	(1)
One-Shinhan Future's New Technology Investment Fund 1		9,245	-	2,177	1,859	-	1,859
KST-SH Laboratory Investment Fund No.1		9,445	-	100	(96)	-	(96)
One-Shinhan Future's New Technology Investment Fund 2		10,984	-	5	1,248	-	1,248
One-Shinhan Future's New Technology Investment Fund 3		1,891	-	-	(109)	-	(109)
One-Shinhan Connect New Technology Investment Fund 1		258,363	-	28,891	25,439	-	25,439
One-Shinhan Connect New Technology Investment Fund 2		42,953	-	-	(2,047)	-	(2,047)
Neoplux Technology Valuation Investment Fund		31,820	487	3,864	5,964	-	5,964
Partners 4th Growth Investment Fund		54,661	496	14,432	27,663	(18,774)	8,889
Newlake Growth Capital Partners2 PEF		42,358	592	-	(829)	-	(829)
MIEL Co., Ltd.		422	565	36	(1)	-	(1)
MSTEEL Co., Ltd.		773	2,032	27,238	(6,481)	-	(6,481)
BAEK DOO Co., Ltd.		777	328	1,333	(137)	-	(137)
Chungwon assets		3,360	929	4,023	731	-	731
Jinmyung Plus		592	495	209	(21)	-	(21)
SEOKWANG T&I		-	-	-	-	-	-
Korea Credit Bureau		144,765	88,766	141,445	(29,498)	-	(29,498)
Goduck Gangil1 PFV Co., Ltd.		212,608	206,893	187,295	21,478	-	21,478
Goduck Gangil10 PFV Co., Ltd.		179,923	163,660	210,961	24,625	-	24,625
SBC PFV Co., Ltd.		444,206	290,391	-	(4,471)	-	(4,471)
DDI LVC Master Real Estate Investment Trust Co., Ltd.		42,665	43	-	(1,466)	-	(1,466)
Logisvalley Shinhan REIT Co., Ltd.		81,182	55,619	1,000	(296)	-	(296)
ICSF (The Korea's Information Center for Savings & Finance)		544	1	100	24	-	24
Shinhan-Albatross		27,870	363	1,469	10,429	(383)	10,046
Shinhan-Neoplux Energy Newbiz Fund		66,779	978	3,371	21,618	-	21,618
Stassets-DA Value Healthcare Fund I		9,877	-	335	7,250	-	7,250
Shinhan SKS Corporate Recovery Private Equity Fund		37,555	145	1,457	337	-	337
BTS 2nd Private Equity Fund		15,018	513	1	(625)	-	(625)
Shinhan Global Flagship Venture Fund 1		39,083	-	187	(917)	-	(917)
Korea Digital Asset Custody		400	60	-	(1,273)	-	(1,273)
Shinhan VC Tomorrow Venture Fund 1		68,808	850	163	(1,042)	-	(1,042)
	₩	4,396,548	3,154,450	732,064	83,545	(99,684)	(16,139)

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

14. <u>**Investments in associates (continued)**</u>

(d) Reconciliation of associates' financial information presented to the carrying amount of the Group's interest in the associates as of December 31, 2023 and 2022 are as follows:

		December 31, 2023				
Associates	Net assets (A)	Proportion of ownership interest (B)	Equity amount of net asset (A) x (B)	Unrealized income and expenses	Other adjustments	Carrying amount
BNP Paribas Cardif Life Insurance Co., Ltd.	₩ 261,870	14.99%	39,280	(5)	-	39,275
KOREA FINANCE SECURITY	21,762	14.91%	3,245	-	-	3,245
DOODOO LOGITECH	2	27.96%	1	-	-	1
One-Shinhan Future's New Technology Investment Fund 1	8,542	27.78%	2,373	-	-	2,373
KST-SH Laboratory Investment Fund No.1	8,451	20.00%	1,690	-	-	1,690
One-Shinhan Future's New Technology Investment Fund 2	10,257	29.70%	3,047	-	-	3,047
One-Shinhan Future's New Technology Investment Fund 3	760	29.90%	227	-	-	227
One-Shinhan Connect New Technology Investment Fund 1	250,181	30.00%	75,054	-	-	75,054
One-Shinhan Connect New Technology Investment Fund 2	23,422	33.33%	7,808	-	-	7,808
Neoplux Technology Valuation Investment Fund	36,955	33.33%	12,319	-	-	12,319
MIEL Co., Ltd.(*2)	(142)	28.77%	(41)	-	41	-
BAEK DOO Co., Ltd.	454	25.90%	118	-	-	118
Chungwon assets	2,270	22.53%	512	-	-	512
Jinmyung Plus	68	22.20%	15	-	-	15
SEOKWANG T&I	2,095	28.55%	598	-	-	598
Korea Credit Bureau	74,879	4.50%	3,370	-	-	3,370
Goduck Gangil1 PFV Co., Ltd.	17,208	1.04%	178	-	-	178
Goduck Gangil10 PFV Co., Ltd.	25,535	14.00%	3,575	-	-	3,575
SBC PFV Co., Ltd.(*3)	163,082	12.50%	20,385	-	(4,995)	15,390
DDI LVC Master Real Estate Investment Trust Co., Ltd.(*1)	43,809	15.00%	6,571	-	12	6,583
Logisvalley Shinhan REIT Co., Ltd.(*1)	24,547	14.95%	3,670	-	(986)	2,684
ICSF (The Korea's Information Center for Savings & Finance)	559	32.26%	180	-	-	180
Shinhan-Albatross	33,999	33.33%	11,333	-	-	11,333
Shinhan-Neoplux Energy Newbiz Fund	70,604	23.33%	16,474	-	-	16,474
Shinhan SKS Corporate Recovery Private Equity Fund	68,665	23.90%	16,413	-	-	16,413
BTS 2nd Private Equity Fund	24,390	20.00%	4,878	-	-	4,878
Shinhan Global Flagship Venture Fund 1	76,867	45.00%	34,590	-	-	34,590
Korea Digital Asset Custody(*1)	233	9.77%	23	-	148	171
One Shinhan Mezzanine Fund 1	21,538	46.51%	10,018	-	-	10,018
Shinhan hyper connect venture fund I	44,482	33.33%	14,827	-	-	14,827
All Together Korea Fund 6	5,271	99.98%	5,270	-	-	5,270
All Together Korea Fund 7	5,271	99.98%	5,270	-	-	5,270
Shinhan hyper future's venture fund 1	1,030	29.90%	308	-	-	308
Shinhan Private Equity Fund II	132,082	26.09%	34,456	-	-	34,456
	₩ 1,460,998		338,035	(5)	(5,780)	332,250

(*1) Other is the fair value adjustment amount incurred during acquisition.
(*2) Other adjustments represent the unrecognized share of accumulated losses resulting from the Group's discontinuing the use of equity method since its interest is reduced to zero by the accumulated losses of the investee.
(*3) It is the amount of adjustment that does not use of the equity method for preferred shares without voting rights issued by the investee.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

14. Investments in associates (continued)

(d) Reconciliation of associates' financial information presented to the carrying amount of the Group's interest in the associates as of December 31, 2023 and 2022 are as follows: (continued)

		December 31, 2022					
Associates		Net assets (A)	Proportion of ownership interest (B)	Equity amount of net asset (A) x (B)	Unrealized income and expenses	Other adjustments	Carrying amount
BNP Paribas Cardif Life Insurance Co., Ltd.	₩	201,205	14.99%	30,181	(8)	-	30,173
KOREA FINANCE SECURITY		16,168	14.91%	2,411	-	-	2,411
DOODOO LOGITECH		3	27.96%	1	-	-	1
One-Shinhan Future's New Technology Investment Fund 1		9,245	27.78%	2,568	-	-	2,568
KST-SH Laboratory Investment Fund No.1		9,445	20.00%	1,889	-	-	1,889
One-Shinhan Future's New Technology Investment Fund 2		10,984	29.70%	3,262	-	-	3,262
One-Shinhan Future's New Technology Investment Fund 3		1,891	29.90%	565	-	-	565
One-Shinhan Connect New Technology Investment Fund 1		258,363	30.00%	77,509	-	-	77,509
One-Shinhan Connect New Technology Investment Fund 2		42,953	33.33%	14,318	-	-	14,318
Neoplux Technology Valuation Investment Fund		31,333	33.33%	10,445	-	-	10,445
Partners 4th Growth Investment Fund		54,165	25.00%	13,541	-	-	13,541
Newlake Growth Capital Partners2 PEF		41,767	23.01%	9,611	-	-	9,611
MIEL Co., Ltd. (*2)		(142)	28.77%	(41)	-	41	-
MSTEEL Co., Ltd. (*2)		(1,259)	29.45%	(371)	-	371	-
BAEK DOO Co., Ltd.		449	25.90%	116	-	-	116
Chungwon Assets		2,430	22.53%	547	-	-	547
Jinmyung Plus		97	22.20%	22	-	-	22
SEOKWANG T&I		-	28.55%	-	-	-	-
Korea Credit Bureau		55,999	4.50%	2,520	-	-	2,520
Goduck Gangil1 PFV Co., Ltd.		5,715	1.04%	59	-	-	59
Goduck Gangil10 PFV Co., Ltd.		16,263	14.00%	2,277	-	-	2,277
SBC PFV Co., Ltd.(*3)		153,815	12.50%	19,227	-	(4,995)	14,232
DDI LVC Master Real Estate Investment Trust Co., Ltd.(*1)		42,621	15.00%	6,393	-	12	6,405
Logisvalley Shinhan REIT Co., Ltd.(*1)		25,564	14.95%	3,822	-	(986)	2,836
ICSF (The Korea's Information Center for Savings & Finance)		543	32.26%	175	-	-	175
Shinhan-Albatross		27,507	33.33%	9,168	-	-	9,168
Shinhan-Neoplux Energy Newbiz Fund		65,802	23.33%	15,354	-	-	15,354
Stassets-DA Value Healthcare Fund I		9,877	24.10%	2,380	-	-	2,380
Shinhan SKS Corporate Recovery Private Equity Fund		37,410	23.99%	8,975	-	-	8,975
BTS 2nd Private Equity Fund		14,505	20.00%	2,901	-	-	2,901
Shinhan global flagship venture fund 1		39,083	45.00%	17,587	-	-	17,587
Korea Digital Asset Custody (*1)		341	14.09%	48	-	224	272
Shinhan VC tomorrow venture fund 1		67,958	21.74%	14,774	-	-	14,774
	₩	1,242,100		272,234	(8)	(5,333)	266,893

(*1) Other is the fair value adjustment amount incurred during acquisition.
(*2) Other adjustments represent the unrecognized share of accumulated losses resulting from the Group's discontinuing the use of equity method since its interest is reduced to zero by the accumulated losses of the investee.
(*3) It is the amount of adjustment that does not use of the equity method for preferred shares without voting rights issued by the investee.

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

14. Investments in associates (continued)

(e) The unrecognized equity method losses and accumulated unrecognized equity losses for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	
		Unrecognized equity method loss	Accumulated unrecognized equity method loss
MIEL Co., Ltd.	₩	-	(41)

		December 31, 2022	
		Unrecognized equity method loss	Accumulated unrecognized equity method loss
MSTEEL Co., Ltd.	₩	(371)	(371)
MIEL Co., Ltd.		-	(41)
	₩	(371)	(412)

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

15. **Investment properties**

(a) Investment properties as of December 31, 2023 and 2022 are as follows:

| | | December 31, 2023 | | |
		Acquisition cost	Accumulated depreciation	Book value
Land	₩	471,733	-	471,733
Buildings		289,885	(136,493)	153,392
	₩	761,618	(136,493)	625,125

| | | December 31, 2022 | | |
		Acquisition cost	Accumulated depreciation	Book value
Land	₩	442,102	-	442,102
Buildings		289,101	(126,263)	162,838
	₩	731,203	(126,263)	604,940

(b) Changes in investment properties for the years ended December 31, 2023 and 2022 are as follows:

| | | December 31, 2023 | | |
		Land	Buildings	Total
Beginning balance	₩	442,102	162,838	604,940
Acquisition		2,118	3,361	5,479
disposal		-	(55)	(55)
Depreciation		-	(12,511)	(12,511)
Amounts transferred from property and equipment		30,999	2,330	33,329
Amounts transferred to assets held for sale		(3,486)	(2,571)	(6,057)
Ending balance	₩	471,733	153,392	625,125

| | | December 31, 2023 | | |
		Land	Buildings	Total
Beginning balance	₩	455,753	150,524	606,277
Acquisition		-	10,091	10,091
Depreciation		-	(12,465)	(12,465)
Amounts transferred from (to) property and equipment		(12,703)	15,830	3,127
Amounts transferred to assets held for sale		(948)	(1,142)	(2,090)
Ending balance	₩	442,102	162,838	604,940

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

15. **Investment properties (continued)**

(c) Fair value of investment properties as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Investment properties (*)	₩	883,528	740,387

(*) Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

(d) Income and expenses on investment properties for the years ended December 31, 2023 and 2022 are as follows

		December 31, 2023	December 31, 2022
Rental income	₩	29,922	26,737
Direct operating expenses for investment properties that generate rental income		5,714	6,325

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

16. **Other assets**

Other assets as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Accounts receivable	₩	9,609,606	6,947,041
Domestic exchange settlement receivables		4,933,681	5,693,750
Guarantee deposits		802,273	806,502
Accrued income		2,212,759	1,942,419
Prepaid expense		131,449	123,307
Suspense payments		402,540	376,719
Sundry assets		222,229	221,751
Others		3,686	7,148
Present value discount		(40,173)	(36,887)
Allowance for impairment		(323,019)	(273,165)
	₩	17,955,031	15,808,585

17. **Non-current assets held for sale**

(a) Non-current assets held for sale as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Property and equipment	₩	36,444	29,211

The Group has classified property and equipment which are highly expected to be sold within one year from December 31, 2023 and 2022, as non-current assets held for sale.

(b) The cumulative income or loss recognized in other comprehensive income

There are no cumulative income or loss recognized in other comprehensive income relating to non-current assets held for sale as of December 31, 2023 and 2022.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

18. **Pledged assets**

(a) Assets pledged as collateral as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022	Reasons for collateral
Securities (*1):				
Securities at FVTOCI	₩	10,037,254	6,800,795	Borrowings, Settlement security for Bank of Korea, Borrowing securities, etc
Securities at amortized cost		17,398,390	14,638,624	Borrowings, Settlement security for Bank of Korea, Customer RP, etc
		27,435,643	21,439,419	
Property and equipment (*2)		2,967	4,246	Establishment of the right to pledge, etc
	₩	27,438,610	21,443,665	

(*1) The carrying amounts of assets pledged as collateral that the third party had the right to sell or repledge regardless of the Group's default as of December 31, 2023 and 2022 are ₩ 4,737,345 million and ₩ 965,951 million, respectively.
(*2) The amounts are based on the notification amount of pledge.

(b) The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger's default as of December 31, 2023 and 2022 are as follows:

		December 31, 2023		December 31, 2022	
		Collateral held	Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	₩	2,764,174	-	3,750,199	-

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

19. Financial liabilities designated at FVTPL

(a) Financial liabilities designated at FVTPL as of December 31, 2023 and 2022 are as follows:

Classification(*1)		December 31, 2023	December 31, 2022
Debt securities issued(*2)	₩	254,832	47,327

(*1) In accordance with K-IFRS No. 1109 *'Financial instruments'*, the Group has designated debt securities issued that are permitted to designate financial liabilities at FVTPL.
(*2) The carrying amount of financial liabilities designated at FVTPL was calculated based on the option valuation model.

(b) The difference between the carrying amount of financial liabilities designated at FVTPL and the amount required to be paid at contractual maturity as of December 31, 2023 and 2022.

		December 31, 2023		
		Redemption amount on a contractual maturity	Carrying amounts	Difference
Debt securities issued	₩	260,000	254,832	5,168

		December 31, 2022		
		Redemption amount on a contractual maturity	Carrying amounts	Difference
Debt securities issued	₩	50,000	47,327	2,673

(c) The details of net gain or loss (excluding interest income and interest expenses) related to financial liabilities designated at FVTPL for the year ended December 31, 2023 and 2022.

		December 31, 2023		
		Gain or loss on valuation	Gain or loss on sale	Total
Debt securities issued	₩	2,495	-	2,495

		December 31, 2022		
		Gain or loss on valuation	Gain or loss on sale	Total
Debt securities issued	₩	2,673	-	2,673

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

20. **Deposits**

Deposits as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	**December 31, 2022**
Demand deposits:			
Korean won	₩	126,861,970	130,929,126
Foreign currencies		23,666,029	25,411,460
		150,527,999	156,340,586
Time deposits:			
Korean won		169,183,751	165,865,497
Foreign currencies		26,977,720	24,959,998
Gain on fair value hedge		(113,081)	(187,527)
		196,048,390	190,637,968
Negotiable certificates of deposits		11,752,483	14,843,073
Note discount deposits		7,664,701	6,631,858
CMA		4,950,392	4,634,010
Others		15,684	16,694
	₩	370,959,649	373,104,189

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

21. **Financial liabilities at fair value through profit or loss**

(a) Financial liabilities at FVTPL as of December 31, 2023 and 2022 are as follows:

	December 31, 2023		December 31, 2022	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Securities sold:				
Equity securities	-	₩ -	-	₩ 2,958
Gold/silver deposits	-	419,342	-	422,006
		₩ 419,342		₩ 424,964

(b) Net gain (loss) on financial liabilities at FVTPL for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Securities sold:		
Gain on sale	₩ 589	1,430
Loss on sale	(51)	(794)
Loss on valuation	-	(44)
Gold/silver deposits:		
Gain on sale	2,000	3,535
Loss on sale	(394)	(810)
Loss on valuation	(60,565)	(38,997)
	₩ (58,421)	(35,680)

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

22. **Borrowings**

Borrowings as of December 31, 2023 and 2022 are as follows:

	December 31, 2023		December 31, 2022	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Call money:				
Korean won	3.35~3.43	₩ 415,500	-	₩ -
Foreign currencies	0.02~5.88	1,385,349	0.05~6.30	1,199,600
		1,800,849		1,199,600
Bill sold	0.00~3.65	11,252	0.00~3.95	15,057
Bonds sold under repurchase agreements:				
Korean won	0.00~3.60	3,951,190	0.00~3.21	1,264
Foreign currencies	6.73~6.74	42,935	5.15~6.80	134,447
		3,994,125		135,711
Borrowings in Korean won:				
Borrowings from Bank of Korea	2.00	2,508,491	0.25~1.75	4,999,051
Others	0.00~3.80	8,972,255	0.00~3.70	8,090,193
		11,480,746		13,089,244
Borrowings in foreign currencies:				
Overdraft due to banks	0.00	34,072	0.00~0.30	48,072
Borrowings from banks	0.00~14.85	7,142,106	0.00~5.75	7,575,602
Sub-lease	0.00~2.28	8,216	0.00~2.28	8,719
Others	0.00~5.72	2,231,873	0.00~22.65	2,143,375
		9,416,267		9,775,768
Deferred origination fees		(2,041)		(2,588)
		₩ 26,701,198		₩ 24,212,792

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

23. **Debt securities issued**

Debt securities issued as of December 31, 2023 and 2022 are as follows:

	December 31, 2023			December 31, 2022		
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:						
Debt securities issued	0.00~6.52	₩	27,492,354	0.05~4.59	₩	22,581,073
Subordinated debt securities issued	2.20~3.53		1,960,105	2.20~3.98		2,460,125
Loss(Gain) on fair value hedges			(225,750)			(348,700)
Discount on debt securities issued			(27,731)			(12,474)
			29,198,978			24,680,024
Debt securities issued in foreign currencies:						
Debt securities issued	0.25~7.36		5,697,364	0.25~6.02		5,792,612
Subordinated debt securities issued	3.75~5.00		3,124,242	3.75~5.00		3,068,059
Loss(Gain) on fair value hedges			(240,483)			(324,901)
Discount on debt securities issued			(29,416)			(29,614)
			8,551,707			8,506,156
		₩	37,750,685		₩	33,186,180

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

24. **Defined benefit liabilities**

The Group operates a defined benefit pension system based on employees' length of service. The Group also trusts plan assets in trust companies, fund companies and other similar companies.

(a) Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Present value of defined benefit obligations	₩	1,618,969	1,395,869
Fair value of plan assets		(1,889,776)	(1,919,023)
Net defined benefit assets	₩	270,807	523,154

(b) Changes in the present value of defined benefit obligations for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beginning balance	₩	1,395,869	1,594,573
Current service cost		109,359	123,323
Interest expense		75,589	52,907
Remeasurements(*1)(*2)		185,395	(295,701)
Effects of foreign currency movements		1,349	(453)
Benefits paid by the plan		(156,992)	(83,570)
Others		8,400	4,790
Ending balance	₩	1,618,969	1,395,869

(*1) Remeasurements for the year ended December 31, 2023 consist of ₩85,999 million of actuarial gain arising from changes in financial assumptions, ₩6,590 million of actuarial loss arising from changes in experience adjustments and ₩105,986 million of actuarial gain arising from changes in demographic assumptions.
(*2) Remeasurements for the year ended December 31, 2022 consist of ₩328,199 million of actuarial gain arising from changes in financial assumptions, ₩32,691 million of actuarial loss arising from changes in experience adjustments and ₩193 million of actuarial gain arising from changes in demographic assumptions.

(c) Changes in the fair value of plan assets for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Beginning balance	₩	1,919,023	1,703,164
Interest income		104,155	58,657
Remeasurements		(30,147)	(26,111)
Contributions paid into the plan		45,000	261,000
Benefits paid by the plan		(148,255)	(77,687)
Ending balance	₩	1,889,776	1,919,023

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

24. **Defined benefit liabilities (continued)**

(d) The amount of major categories of the fair value of plan assets as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	**December 31, 2022**
Deposits	₩	1,624,197	1,719,109
Others		265,579	199,914
	₩	1,889,776	1,919,023

(e) Actuarial assumptions as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	**December 31, 2022**	**Descriptions**
Discount rate	5.10%	5.83%	AA0 Corporate bond yields
Future salary increasing rate	2.24% + Promotion rate	2.36% + Promotion rate	Average for last 5 years

(f) Sensitivity analysis

Sensitivity analysis of the present value fluctuations of defined benefit obligations as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	
		Change in present value when the factor rises by 100 basis points	**Change in present value when the factor falls by 100 basis points**
Discount rate	₩	(141,202)	163,170
Future salary increasing rate		166,325	(146,187)

		December 31, 2022	
		Change in present value when the factor rises by 100 basis points	**Change in present value when the factor falls by 100 basis points**
Discount rate	₩	(113,751)	130,445
Future salary increasing rate		133,804	(118,430)

(g) The maturity analysis of undiscounted retirement benefit payments for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023				
		1 year or less	**1 year~ 2 years or less**	**2 years~ 5 years or less**	**5 years~ 10 years or less**	**More than 10 years**	**Total**
Salary payment amount	₩	37,787	68,950	367,177	685,496	1,675,687	2,835,097

		December 31, 2022				
		1 year or less	**1 year~ 2 years or less**	**2 years~ 5 years or less**	**5 years~ 10 years or less**	**More than 10 years**	**Total**
Salary payment amount	₩	37,569	67,201	364,249	506,729	1,588,437	2,564,185

(h) The weighted average durations of defined benefit obligations as of December 31, 2023 and 2022 are 9.9 years and 9.3 years, respectively.

(i) The Group's estimated contribution will be ₩ 120,000 million as of December 31, 2023.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

25. **Provisions**

(a) Changes in provision for unused credit commitments and guarantee contracts issued for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023						
		Loan commitments and other liabilities for credit			Guarantee contracts			Total
			Lifetime expected credit losses			Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	
Beginning balance	₩	83,638	22,495	-	41,612	7,650	27	155,422
Transfer to 12-month expected credit losses		5,252	(5,252)	-	3,918	(3,918)	-	-
Transfer to lifetime expected credit losses		(4,621)	4,621	-	(7,637)	7,637	-	-
Transfer to impaired financial asset		(109)	(87)	196	(138)	-	138	-
Provision(reversal)		13,798	7,685	(196)	375	26	(14)	21,674
Foreign exchange movements		1,025	26	-	294	92	1	1,438
Others(*)		-	-	-	(6,525)	(4,360)	(139)	(11,024)
Ending balance	₩	98,983	29,488	-	31,899	7,127	13	167,510

(*) These include the new occurrence of guarantee contracts, which are evaluated at the initial fair value, and the effects of changes due to the arrival of maturity and changes in discount rates.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

25. Provisions (continued)

(a) Changes in provision for unused credit commitments and guarantee contracts issued for the years ended December 31, 2023 and 2022 are as follows:(continued)

		December 31, 2022						
		Loan commitments and other liabilities for credit			**Guarantee contracts**			**Total**
			Lifetime expected credit losses			**Lifetime expected credit losses**		
		12-month expected credit losses	**Not impaired financial assets**	**Impaired financial assets**	**12-month expected credit losses**	**Not impaired financial assets**	**Impaired financial assets**	
Beginning balance	₩	69,281	20,427	-	47,825	6,562	27	144,122
Transfer to 12-month expected credit losses		4,068	(4,068)	-	2,680	(2,680)	-	-
Transfer to lifetime expected credit losses		(2,882)	2,882	-	(3,714)	3,714	-	-
Transfer to impaired financial asset		(45)	(48)	93	-	-	-	-
Provision(reversal)		15,284	3,171	(93)	(552)	648	5	18,463
Foreign exchange movements		(2,068)	131	-	909	118	-	(910)
Others(*)		-	-	-	(5,536)	(712)	(5)	(6,253)
Ending balance	₩	83,638	22,495	-	41,612	7,650	27	155,422

(*) These include the new occurrence of guarantee contracts, which are evaluated at the initial fair value, and the effects of changes due to the arrival of maturity and changes in discount rates.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

25. <u>**Provisions (continued)**</u>

(b) Changes in other provisions for the years ended December 31, 2023 and 2022 are as follows:

		Asset retirement	Litigation	Non-guarantee contracts	Others	Total
		December 31, 2023				
Beginning balance	₩	54,496	4,247	27,583	127,453	213,779
Provision (reversal)(*1)		6,371	2,915	(4,857)	288,379	292,808
Provision used		(2,057)	-	-	(3,848)	(5,905)
Foreign exchange movements		-	-	412	1,127	1,539
Others(*2)		6,413	-	23	1,454	7,890
Ending balance	₩	65,223	7,162	23,161	414,565	510,111

(*1) For the year ended December 31, 2023, a total of ₩292,074 million is included for support related to vulnerable groups such as self-employed individuals, small business owners, and institutions supporting vulnerable groups, under the 'Financial Support Plan for Livelihoods' initiated by banking institutions.
(*2) This is the effect of changing the discount rate.

		Asset retirement	Litigation	Non-guarantee contracts	Others	Total
		December 31, 2022				
Beginning balance	₩	48,862	3,113	26,823	182,121	260,919
Provision(reversal)		5,826	1,134	(410)	(46,637)	(40,087)
Provision used		(6,468)	-	-	(6,993)	(13,461)
Foreign exchange movements		-	-	1,351	353	1,704
Others(*)		6,276	-	(181)	(1,391)	4,704
Ending balance	₩	54,496	4,247	27,583	127,453	213,779

(*) This is the effect of changing the discount rate.

(c) Asset retirement obligation liabilities

Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which are discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of the lease contract. Such costs are reasonably estimated using the average lease period and the average restoration expenses. The average lease period is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

26. **Other liabilities**

Other liabilities as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Account payable	₩	10,065,763	7,077,295
Borrowing from trust account		6,530,921	6,563,116
Accrued expenses		4,720,037	3,333,172
Liability incurred by agency relationship		1,608,194	1,384,311
Domestic exchange settlement payable		9,151,927	2,231,507
Lease liabilities(*)		424,569	397,251
Agency business income		794,955	711,510
Guarantee deposits received		515,632	751,949
Foreign exchange settlement payables		302,320	359,394
Suspense payable		40,961	38,104
Unearned income		104,356	111,382
Withholding value-added tax and other taxes		223,832	194,723
Dividends payable		-	965
Sundry liabilities		66,753	55,040
Present value discount		(46,114)	(19,857)
	₩	34,504,106	23,189,862

(*) For the year ended December 31, 2023, expenses for the variable lease payments that are not included in the measurement of lease liabilities amount to ₩21,157 million, the cash outflows from lease liabilities amount to ₩200,418 million, and interest expense on lease liabilities amount to ₩11,256 million. Expenses for variable lease payments not included in the measurement of lease liabilities for the year ended December 31, 2022 amount to ₩12,337 million, cash outflows from lease liabilities amount to ₩201,775 million, and interest expense on lease liability amounts to ₩8,134 million.

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

27. **Equity**

(a) Equity as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Capital stock:			
Common stock	₩	7,928,078	7,928,078
Other equity instruments:			
Hybrid bonds		1,988,535	2,088,542
Capital surplus:			
Share premium		398,080	398,080
Others		5,084	5,084
		403,164	403,164
Capital adjustments:			
Stock options		798	1,744
Others		1,148	771
		1,946	2,515
Accumulated other comprehensive income (loss):			
Net change in fair value of financial instruments at FVTOCI		(227,837)	(1,029,853)
Share of other comprehensive income of associates		(776)	(7,933)
Foreign currency translation differences for foreign operations		(170,240)	(162,244)
Remeasurements of defined benefit plans		(219,272)	(60,799)
Credit risk adjustment of financial liabilities		-	1
		(618,125)	(1,260,828)
Retained earnings:			
Legal reserve(*1)		2,915,735	2,652,548
Voluntary reserve(*2)		15,585,931	14,448,374
Other reserve(*3)		187,488	175,898
Unappropriated retained earnings(*4)		5,126,366	4,720,618
		23,815,520	21,997,438
Non-controlling interests		12,095	8,351
	₩	33,531,213	31,167,260

(*1) According to the Article 40 of the Banking Act, the Group is required to appropriate an amount equal to a minimum of 10% of cash dividends paid for each accounting period as a legal reserve, until such reserve equals 100% of issued capital. The legal reserve is only available to be used to reduce accumulated deficit or transfer to capital stock.

(*2) The amounts include regulatory reserve for loan loss based on separate financial statements of ₩2,418,175 million and ₩2,559,855 million as of December 31, 2023 and 2022, respectively. The amounts also include asset revaluation surplus of ₩355,898 million as of both December 31, 2023 and 2022.

(*3) Other reserve was established according to the laws applicable to some oversea branches and it may be used only to reduce their deficit.

(*4) As of December 31, 2023, the difference between the expected reversal of regulatory reserve of loan loss based on the separate financial statements and consolidated financial statements is ₩ 32,635 million, and this includes the expected reversal of regulatory reserve of loan loss based on consolidated statements amounting ₩ 151,687 million.

As of December 31, 2022, the difference between the expected provision for regulatory reserve of loan loss based on the separate financial statements and consolidated financial statements is ₩ 10,330 million, and this includes the expected provision for regulatory reserve of loan loss based on consolidated statements amounting ₩ 131,349 million.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

27. Equity (continued)

(b) Capital stock

Capital stock of the Group as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Number of authorized shares	2,000,000,000 shares	2,000,000,000 shares
Par value per share in won	₩5,000	₩5,000
Number of issued shares outstanding	1,585,615,506 shares	1,585,615,506 shares

(c) Hybrid bonds

Hybrid bonds as of December 31, 2023 and 2022 are as follows:

		Book value		Interest
Date of issuance	Date of maturity	December 31, 2023	December 31, 2022	rate (%)
Hybrid bonds issued in Korean won:				
June 7, 2013	June 7, 2043	₩ -	299,568	4.63
June 29, 2017	Perpetual bond	69,844	69,844	3.81
October 15, 2018	Perpetual bond	-	199,547	3.70
February 25, 2019	Perpetual bond	299,327	299,327	3.30
February 25, 2020	Perpetual bond	239,459	239,459	2.88
February 25, 2020	Perpetual bond	49,888	49,888	3.08
November 5, 2020	Perpetual bond	299,327	299,327	2.87
May 3, 2022	Perpetual bond	322,277	322,277	4.50
October 17, 2022	Perpetual bond	309,305	309,305	5.70
March 7, 2023	Perpetual bond	399,108	-	4.63
		₩ 1,988,535	2,088,542	
Dividends on hybrid bond holders		₩ 89,140	64,269	
Weighted average interest rate (%)		4.18	3.57	

The above hybrid bonds are subject to early redemption option after five years or ten years from the date of issuance, and the maturity can be extended under the same condition at the maturity date.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

27. **Equity (continued)**

(d) Changes in accumulated other comprehensive income (loss) including reclassification adjustment for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023					
		Items that are or may be reclassified to profit or loss			Items that will not be reclassified to profit or loss		
		Net change in fair value of financial instruments at FVTOCI	Share of other comprehensive income (loss) of associates, net	Foreign currency translation differences for foreign operations	Net change in fair value of financial instruments at FVTOCI	Share of other comprehensive income (loss) of associates, net	Remeasuremens of the defined benefit plans	Total
Beginning balance	₩	(1,029,320)	(7,933)	(162,244)	(532)	-	(60,799)	(1,260,828)
Change due to fair value measurement		887,701	-	-	30,187	-	-	917,888
Change due to equity method measurement		-	9,738	-	-	-	-	9,738
Change due to impairment		(4,029)	-	-	-	-	-	(4,029)
Change due to disposal		215,777	-	-	-	-	-	215,777
Effect of hedge accounting		(28,045)	-	(3,903)	-	-	-	(31,948)
Effect of foreign currency movements		-	-	(553)	2,861	-	-	2,308
Remeasurements of defined benefit plans		-	-	-	-	-	(215,542)	(215,542)
Amounts transferred to retained earnings		-	-	-	4,152	-	-	4,152
Effect of tax		(297,095)	(2,582)	(3,539)	(9,494)	-	57,069	(255,641)
Ending balance	₩	(255,011)	(777)	(170,239)	27,174	-	(219,272)	(618,125)

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

27. **Equity (continued)**

(d) Changes in accumulated other comprehensive income (loss) including reclassification adjustment for the years ended December 31, 2023 and 2022 are as follows (continued):

				December 31, 2022				
		Items that are or may be reclassified to profit or loss			Items that will not be reclassified to profit or loss			
		Net change in fair value of financial instruments at FVTOCI	Share of other comprehensive income (loss) of associates, net	Foreign currency translation differences for foreign operations	Net change in fair value of financial instruments at FVTOCI	Share of other comprehensive income (loss) of associates, net	Remeasurements of the defined benefit plans	Total
Beginning balance	₩	(254,466)	2,253	(142,653)	43,850	-	(256,024)	(607,040)
Change due to fair value measurement		(1,164,128)	-	-	(38,412)	-	-	(1,202,540)
Change due to equity method measurement		-	(16,785)	-	-	-	-	(16,785)
Change due to impairment		(3,992)	-	-	-	-	-	(3,992)
Change due to disposal		30,852	-	-	-	-	-	30,852
Effect of hedge accounting		63,480	-	(25,793)	-	-	-	37,687
Effect of foreign currency movements		-	-	5,658	(823)	-	-	4,835
Remeasurements of defined benefit plans		-	-	-	-	-	269,591	269,591
Amounts transferred to retained earnings		-	-	-	(2,943)	-	-	(2,943)
Effect of tax		298,934	6,599	544	(2,204)	-	(74,366)	229,507
Ending balance	₩	(1,029,320)	(7,933)	(162,244)	(532)	-	(60,799)	(1,260,828)

155

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won, except for dividend per share and par value per share)

27. **Equity (continued)**

(e) Statements of appropriation of retained earnings for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023 **Expected date of appropriation** **March 21, 2024**	December 31, 2022 **Date of appropriation** **March 22, 2023**
Unappropriated retained earnings:			
Balance at beginning of year	₩	-	-
Transfer from other comprehensive income			
through the sale of securities at FVTOCI		(3,055)	2,134
Interest on hybrid bond		(89,140)	(64,269)
Profit for the year		2,612,112	2,631,873
		2,519,917	2,569,738
Transfer from reserves:			
Voluntary reserve		12,532,997	11,253,761
Regulatory reserve		184,323	141,679
		12,717,320	11,395,440
Appropriation of retained earnings:			
Legal reserve		261,211	263,187
Regulatory reserve for loan loss		-	-
Other reserve		13,380	11,590
Voluntary reserves		13,765,365	12,532,997
Loss on redemption of hybrid bond		885	299
Dividends on common stock		1,196,396	1,157,105
(Dividend per share in won:			
2023 ₩754.53 (15.09%)			
2022 ₩729.75 (14.60%))			
		15,237,237	13,965,178
Unappropriated retained earnings to be			
carried over to subsequent year	₩	-	-

These statements of appropriation of retained earnings are based on the separate financial statements of the Bank.

(f) Dividends

Dividends of common stock for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	₩	5,000	5,000
Dividend rate per share		15.09%	14.60%
Dividend per share in won	₩	754.53	729.75

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

27. **Equity (continued)**

(g) Dividends payout ratio

Dividends payout ratio for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Dividends	₩	1,196,396	1,157,105
Profit for the year (*)		3,067,681	3,045,012
Dividends payout ratio to profit for the year		39.00%	38.00%
Profit for the year adjusted for regulatory reserve for loan loss (*)		3,219,368	3,176,361
Dividends payout ratio to profit for the year adjusted for regulatory reserve for loan loss		37.16%	36,43%

(*) Profit for the year and profit for the year adjusted for regulatory reserve for loan loss are the amount attributable to equity holder of the Group.

28. **Regulatory reserve for loan loss**

The Group should calculate and disclose regulatory reserve for loan loss, in accordance with *the Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.*

(a) The regulatory reserve for loan loss as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Regulatory reserve for loan loss	₩	2,500,641	2,631,990
Reversal of regulatory reserve for loan loss		(151,687)	(131,349)
	₩	2,348,954	2,500,641

(b) Profit for the year adjusted for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Reversal of regulatory reserve for loan loss	₩	(151,687)	(131,349)
Adjusted profit after reflecting regulatory reserve for loan loss(*)		3,219,678	3,177,081
Adjusted earnings per share after reflecting regulatory reserve for loan loss in won	₩	1,974	1,963

(*) The adjusted reserve which reflects abovementioned loan loss is not based on K-IFRS and is calculated by assuming that the provisions of loan loss before income tax effects are reflected in profit for the year.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

29. <u>**Net interest income**</u>

(a) Net interest income for the years ended December 31, 2023 and 2022 is as follows:

		December 31, 2023	December 31, 2022
Interest income:			
Cash and due from banks	₩	358,638	149,225
Securities at FVTPL		555,253	388,236
Securities at FVTOCI		1,282,973	822,079
Securities at amortized cost		954,911	590,960
Loans(*)		17,139,362	12,077,935
Others		90,052	57,381
	₩	20,381,189	14,085,816
Interest income from impaired financial assets	₩	31,322	16,737

(*) Interest income from loans at FVTPL for the years ended December 31, 2023 and 2022 are ₩29,249 million and ₩13,497 million, respectively.

(b) Interest expense for the years ended December 31, 2023 and 2022 is as follows:

		December 31, 2023	December 31, 2022
Financial liabilities at amortized cost(*)			
Deposits	₩	9,496,241	4,496,591
Borrowings		911,895	404,739
Debt securities issued		1,361,364	859,837
Others		199,226	118,151
	₩	11,968,726	5,879,318
Financial liabilities designated at fair value			
Debt securities issued	₩	9,804	1,296
		9,804	1,296
	₩	11,978,530	5,880,614

(*) There is no interest expense on financial liabilities at fair value through profit or loss for the years ended December 31, 2023 and 2022.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

30. Net fees and commission income

Net fees and commission income for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Fees and commission income:			
Credit placement fees	₩	69,574	56,812
Commission received as electronic charge receipt		146,412	148,867
Brokerage fees		53,097	62,454
Commission received as agency		265,662	263,411
Investment banking fees		79,981	102,434
Commission received in foreign exchange activities		224,523	223,877
Asset management fees from trust accounts		180,458	177,579
Guarantee fees		96,315	97,213
Others		150,509	147,928
	₩	1,266,531	1,280,575
Fees and commission expense:			
Credit-related fees	₩	40,209	35,822
Brand-related fees		45,851	45,850
Service-related fees		47,839	46,515
Trading and brokerage fees		11,457	9,512
Commission paid in foreign exchange activities		69,816	55,458
Others		140,408	132,108
	₩	355,580	325,265

31. Dividend income

Dividend income for the years ended December 31, 2023 and 2022 is as follows:

		December 31, 2023	December 31, 2022
Securities at FVTPL	₩	3,046	2,411
Securities at FVTOCI(*1)		46,483	18,421
	₩	49,529	20,832

(*) Dividend income for stocks disposed for the year ended December 31, 2023 is ₩2,380 million and dividend income for stocks disposed for the year ended December 31, 2022 is ₩982 million.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

32. **Gain and loss on financial instruments at fair value through profit or loss**

Gain and loss on financial instruments at FVTPL for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Financial instruments at FVTPL		
Debt:		
Gain on valuation of debt securities	₩ 424,602	186,396
Gain on sale of debt securities	97,901	62,130
Loss on valuation of debt securities	(62,626)	(228,484)
Loss on sale of debt securities	(90,263)	(191,634)
Others	188,467	163,052
	558,081	(8,540)
Equity:		
Gain on valuation of equity securities	20,440	9,845
Gain on sale of equity securities	14,858	8,478
Loss on valuation of equity securities	(5,944)	(7,232)
Loss on sale of equity securities	(4,752)	(14,834)
	24,602	(3,743)
Gold/silver:		
Gain on valuation of gold/silver deposits	11,635	2,089
Gain on sale of gold/silver deposits	2,000	3,535
Loss on valuation of gold/silver deposits	(60,565)	(38,997)
Loss on sale of gold/silver deposits	(394)	(810)
	(47,324)	(34,183)
Loans at FVTPL		
Gain on valuation of loans	550	170
Gain on sale of loans	44,902	12,182
Loss on valuation of loans	(773)	(9,024)
Loss on sale of loans	(7)	(3,640)
	44,672	(312)
	580,031	(46,778)
Derivatives		
Foreign currency related:		
Gain on valuation and transaction	11,314,121	14,782,237
Loss on valuation and transaction	(11,195,072)	(14,978,921)
	119,049	(196,684)
Interest rates related:		
Gain on valuation and transaction	1,261,267	1,446,536
Loss on valuation and transaction	(1,235,170)	(1,216,572)
	26,097	229,964
Equity related:		
Gain on valuation and transaction	10,935	29,314
Loss on valuation and transaction	(19,021)	(12,006)
	(8,086)	17,308
Commodity related:		
Gain on valuation and transaction	44,384	39,358
Loss on valuation and transaction	(20,568)	(31,741)
	23,816	7,617
	160,876	58,205
Net gain on financial instruments at FVTPL	₩ 740,907	11,427

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

33. **General and administrative expenses**

General and administrative expenses for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Employee benefits:			
Short and long term employee benefits	₩	2,063,757	2,071,028
Post-employee defined benefits		80,793	117,609
Post-employee defined contributions		613	529
Termination benefits		152,900	133,580
		2,298,063	2,322,746
Amortization:			
Depreciation		169,926	152,661
Amortization of intangible assets		100,517	75,893
Depreciation of right-to-use assets		225,304	208,222
		495,747	436,776
Other general and administrative expenses:			
Rent		69,578	63,790
Service contract expenses		336,102	302,935
Taxes and dues		160,924	121,873
Advertising		133,747	159,579
Electronic data processing expenses		74,813	69,403
Others		244,898	225,190
		1,020,062	942,770
	₩	3,813,872	3,702,292

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

34. **Share-based payments**

(a) Equity-settled share-based payments

i) Equity-settled share-based payments as of December 31, 2023 are as follows:

	Contents
Type	Equity-settled share-based payment(*)
Service period	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)
Performance conditions	Linked to relative stock price (20.0%) and management index for 4 years (80.0%)

(*) The Group granted shares of Shinhan Financial Group. According to the commitment, the amount that the Group pays to the Shinhan Financial Group is recognized as liabilities, and the difference between the amount recognized as liabilities and the compensation cost based on equity-settled share-based payments is recognized in equity.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

34. <u>**Share-based payments (continued)**</u>

(b) Equity-settled share-based payments (continued)

ii) Granted shares and the fair value of grant date as of December 31, 2023 are as follows:

Grant date	Grant shares	Fair value (*1) (in won)	Estimated shares (*2)
January 1, 2017	214,966	45,300	9,366
January 23, 2017	5,236	45,600	2,536
March 7, 2017	31,700	46,950	14,300
January 1, 2018	244,649	49,400	27,349
January 24, 2018	992	52,700	992
January 1, 2019	303,933	39,600	21,363
March 26, 2019	38,586	42,750	15,176
	840,062		91,082

(*1) The fair value per share is evaluated based on the closing price of Shinhan Financial Group at each grant date. As of December 31, 2023, the fair value per share data evaluated by Shinhan Financial Group amounted to ₩40,150.

(*2) Grant shares at grant date were adjusted pursuant to increase rate of stock price(20.0%) and achievement of target ROE(80.0%) based on standard quantity applicable to the days of service among specified period of service, which allows the determination of acquired quantity at the end of the operation period.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won, except for fair value per share)

34. Share-based payments (continued)

(c) Details of performance-based stock compensation as of December 31, 2023 are as follows:

	Expired	**Not expired**
Type	Cash-settled share-based payment	
Performance conditions	Relative stock price linked (20.0%), management index (60.0%), and prudential index (20.0%)	
Exercising period	4 years from the commencement date of the year to which the grant date belongs	
Grant shares	260,777	1,135,206
Estimated number of shares vested at December 31, 2023	229,741	1,033,136
Fair value per share in Korean won(*)	38,156	40,150

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

(d) Stock compensation costs calculated for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023	**December 31, 2022**
Compensation costs recorded for the year	₩ 20,143	11,427

(e) Accrued expenses of the stock compensation costs and residual compensation costs as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	**December 31, 2022**
Accrued expenses	₩ 53,271	42,341

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

35. **Net other operating expenses**

Net other operating expenses for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Other operating income			
Gain on sale of assets:			
Loans at amortized cost	₩	40,161	16,014
Loans written off		10,234	1,062
		50,395	17,076
Others:			
Gain on hedge activity from hedged items		22,093	776,107
Gain on hedge activity from hedging instruments		311,325	82,361
Reversal of allowance for guarantee contracts		4,857	410
Others		36,868	56,866
		375,143	915,744
		425,538	932,820
Other operating expense			
Loss on sale of assets:			
Loans at amortized cost		16,476	4,041
Others:			
Loss on hedge activity from hedged items		293,518	75,233
Loss on hedge activity from hedging instruments		24,831	819,618
Provision for other allowance		8,789	11,706
Contribution to fund		459,200	430,814
Deposit insurance fee		450,947	423,909
Others(*)		635,267	292,298
		1,872,552	2,053,578
		1,889,028	2,057,619
Net other operating expenses	₩	(1,463,490)	(1,124,799)

(*) For the year ended December 31, 2023, a total of ₩292,074 million is included for support related to vulnerable groups such as self-employed individuals, small business owners, and institutions supporting vulnerable groups, under the 'Financial Support Plan for Livelihoods' initiated by banking institutions.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

36. Net non-operating income (expenses)

Net non-operating income (expenses) for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Non-operating income			
Gain on sale of assets:			
Property and equipment	₩	691	714
Intangible assets		-	273
Non-current assets held for sale		1,753	4,990
		2,444	5,977
Investments in associates:			
Dividend income		83	6
Gain from disposal		-	1,113
		83	1,119
Others:			
Rental income on investment property		29,922	26,737
Others		38,194	32,415
		68,116	59,152
		70,643	66,248
Non-operating expenses			
Loss on sale of assets:			
Property and equipment		465	193
Intangible assets		-	91
Non-current assets held for sale		-	150
Assets for non-business		5	114
		470	548
Investments in associates:			
Loss from disposal		7,848	696
Others:			
Investment properties depreciation		12,511	12,465
Donations		71,264	41,150
Impairment loss on Property and equipment		3	-
Impairment loss on intangible assets		-	66
Others		93,195	88,748
		176,973	142,429
		185,291	143,673
Net non-operating expenses	₩	(114,648)	(77,425)

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

37. **Income tax expense and deferred tax**

(a) Details of income tax expense for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Current income tax expense	₩	926,406	1,023,291
Deferred taxes arising from changes in temporary differences		283,155	(234,008)
Deferred taxes arising from utilization of expired unused tax losses		18,851	42,329
Tax adjustment charged or credited directly to equity		(255,298)	230,282
Income tax expense	₩	973,114	1,061,894

(b) The income tax expense calculated by applying statutory tax rates to the Group's taxable income differs from the actual tax expense in the consolidated statements of income for the years ended December 31, 2023 and 2022 for the following reasons:

		December 31, 2023	December 31, 2022
Profit before income tax	₩	4,041,105	4,107,626
Income tax expense at statutory tax rates		1,056,490	1,119,235
Adjustments:			
Non-taxable income		(2,710)	(679)
Non-deductible expense		8,315	7,462
Decrease resulting from consolidated corporate tax system		(79,059)	(45,223)
Income tax paid(refund)		13,375	(629)
Others(impact of tax rate change, etc.)		(23,297)	(18,272)
Income tax expense	₩	973,114	1,061,894
Effective tax rate		24.08%	25.85%

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

37. **Income tax expense and deferred tax**

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 are as follows:

Classification (*5)		Beginning balance	Profit (loss)	Other comprehensive income (loss)	Ending balance(*1)(*4)
				December 31, 2023	
Accrued income	₩	(209,426)	(55,075)	-	(264,501)
Accounts receivable		(23,772)	2,341	-	(21,431)
Securities at FVTPL		121,395	(122,632)	-	(1,237)
Investments in associates and subsidiaries		(438,727)	(117,160)	(2,582)	(558,469)
Deferred loan origination costs and fees		133,687	(6,953)	-	126,734
Revaluation and depreciation on property and equipment		(106,911)	1,507	-	(105,404)
Derivative liabilities		(48,794)	(71,997)	-	(120,791)
Deposits		37,047	(3,494)	-	33,553
Accrued expenses		117,013	5,681	-	122,694
Defined benefit obligations		339,906	(1,755)	57,069	395,220
Plan assets		(478,463)	21,127	-	(457,336)
Other provisions		77,467	85,004	-	162,471
Allowance for guarantees and acceptance		20,371	(3,950)	-	16,421
Allowance for advanced depreciation		(46,937)	178	-	(46,759)
Allowance for expensing depreciation		(202)	62	-	(140)
Net change in fair value of securities at FVTOCI		375,046	12,502	(306,589)	80,959
Donation payables		37,039	630	-	37,669
Allowance and bad debt		84,508	12,655	-	97,163
Compensation expenses associated with stock option		21	-		21
Fictitious dividends		17,068	531	-	17,599
Others		(240,187)	99,994	(3,196)	(143,389)
	₩	(232,851)	(140,804)	(255,298)	(628,953)
Expired unused tax losses					
Appropriation by extinctive prescription of deposit	₩	209,035	(18,851)	-	190,184
Temporary differences not qualified for deferred tax assets or liabilities					
Investments in associates and Subsidiaries (*2)(*3)		(447,465)	(112,297)		(559,762)
	₩	423,649	(47,358)	(255,298)	120,993

(*1) Deferred tax assets of overseas subsidiaries have decreased by ₩650 million due to foreign currency exchange rate changes.

(*2) The effect of income taxes by the valuation of equity method is reasonably estimated based on the both plausibility and the applicable amount of deferred income tax belonging to each associate investee.

(*3) The temporary difference in deferred tax assets not recognized in relation to investment assets in associates is ₩213,415 million and ₩192,508 million for the years ended December 31, 2023 and 2022, respectively. And the temporary difference in deferred tax liabilities not recognized in relation to investment assets in associates is ₩2,333,725 million and ₩1,881,053 million for the years ended December 31, 2023 and 2022, respectively.

(*4) The tax rate was changed due to amendments of the tax law during the year of 2023 , Income tax rate was changed, and accordingly, 26.4% of deferred tax assets (liabilities) expected to be realized after 2024 were applied.

(*5) The Group is applying the temporary exemption provision for deferred corporate tax under K-IFRS No. 1012, and therefore does not recognize deferred corporate tax assets and liabilities related to the global minimum tax legislation, nor does it disclose information related to deferred corporate tax.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

37. **Income tax expense (continued)**

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 are as follows: (continued)

		December 31, 2022		
		Beginning balance	**Profit (loss)**	**Other comprehensive income (loss)**	**Ending balance(*1)(*4)**
Accrued income	₩	(191,515)	(17,911)	-	(209,426)
Accounts receivable		(26,659)	2,887	-	(23,772)
Securities at FVTPL		118,472	2,923	-	121,395
Investments in associates and subsidiaries		(351,280)	(94,047)	6,600	(438,727)
Deferred loan origination costs and fees		(149,624)	283,311	-	133,687
Revaluation and depreciation on property and equipment		(113,764)	6,853	-	(106,911)
Derivative liabilities		(84,920)	36,126	-	(48,794)
Deposits		24,430	12,617	-	37,047
Accrued expenses		64,954	52,059	-	117,013
Defined benefit obligations		406,345	15,359	(81,798)	339,906
Plan assets		(468,370)	(17,525)	7,432	(478,463)
Other provisions		89,046	(11,579)	-	77,467
Allowance for guarantees and acceptance		22,340	(1,969)	-	20,371
Allowance for advanced depreciation		(48,712)	1,775	-	(46,937)
Allowance for expensing depreciation		(274)	72	-	(202)
Net change in fair value of securities at FVTOCI		82,308	(3,993)	296,731	375,046
Donation payables		36,114	925	-	37,039
Allowance and bad debt		71,718	12,790	-	84,508
Compensation expenses associated with stock option		21	-	-	21
Fictitious dividends		16,613	455	-	17,068
Others		121,462	(362,966)	1,317	(240,187)
	₩	(381,295)	(81,838)	230,282	(232,851)
Expired unused tax losses Appropriation by extinctive prescription of deposit	₩	251,364	(42,329)	-	209,035
Temporary differences not qualified for deferred tax assets or liabilities Investments in associates and Subsidiaries (*2)(*3)		(364,697)	(82,768)		(447,465)
	₩	234,766	(41,399)	230,282	423,649

(*1) Deferred tax assets of overseas subsidiaries have decreased by ₩2,797 million due to foreign currency exchange rate changes.
(*2) The effect of income taxes by the valuation of equity method is reasonably estimated based on the both plausibility and the applicable amount of deferred income tax belonging to each associate investee.
(*3) The temporary difference in deferred tax assets not recognized in relation to investment assets in associates is ₩192,508 million and ₩203,473 million for the years ended December 31, 2022 and 2021, respectively. And the temporary difference in deferred tax liabilities not recognized in relation to investment assets in associates is ₩1,881,053 million and ₩1,529,644 million for the years ended December 31, 2022 and 2021, respectively.
(*4) The tax rate was changed due to amendments of the tax law at the end of 2022, Income tax rate was changed, and accordingly, 26.5% of deferred tax assets (liabilities) expected to be realized after 2023 were applied.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

37. **Income tax expense (continued)**

(d) Changes in tax effects that are directly charged or credited to equity for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023		December 31, 2022		Changes in tax effects
	Amount before tax	Tax effects	Amount before tax	Tax effects	
Net change in fair value of securities at FVTOCI	₩ (306,665)	78,828	(1,415,270)	385,417	(306,589)
Share of other comprehensive income (loss) of associates	(1,055)	279	(10,793)	2,861	(2,582)
Foreign currency translation differences for foreign operations	(161,719)	(8,519)	(157,263)	(4,980)	(3,539)
Remeasurements of defined benefit plans	(299,154)	79,883	(83,612)	22,814	57,069
Capital adjustments	1,082	(286)	2,373	(629)	343
	₩ (767,511)	150,185	(1,664,565)	405,483	(255,298)

	December 31, 2022		December 31, 2021		Changes in tax effects
	Amount before tax	Tax effects	Amount before tax	Tax effects	
Net change in fair value of securities at FVTOCI	₩ (1,415,270)	385,417	(299,304)	88,687	296,730
Share of other comprehensive income (loss) of associates	(10,793)	2,861	5,993	(3,738)	6,599
Foreign currency translation differences for foreign operations	(157,263)	(4,980)	(202,514)	(5,525)	545
Remeasurements of defined benefit plans	(83,612)	22,814	(353,203)	97,180	(74,366)
Capital adjustments	2,373	(629)	5,106	(1,403)	774
	₩ (1,664,565)	405,483	(843,922)	175,201	230,282

(e) The current tax assets and liabilities as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Current tax assets:		
Prepaid income taxes	₩ 38,814	31,780
Current tax liabilities:		
Payable due to consolidated tax system	₩ 118,716	426,134
Income taxes payables	45,965	52,590
	₩ 164,681	478,724

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won, except for earnings per share)

37. Income tax expense (continued)

(f) The deferred tax assets (liabilities) and current tax assets (liabilities) presented on a gross basis prior to any offsetting as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Deferred tax assets	₩	2,354,608	3,150,339
Deferred tax liabilities		2,233,615	2,726,690
Current tax assets		638,569	457,452
Current tax liabilities		764,436	904,396

(g) Global minimum corporate tax

The Group is currently assessing the impact of the implementation of the global minimum corporate tax legislation on its financial statements. Due to the complexity of the application of global minimum corporate tax legislation, it is challenging to reasonably estimate its impact on the financial statements. To address this, the Group has engaged tax professionals to conduct a thorough review.

38. Earnings per share

(a) Earnings per share

Earnings per share for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Profit for the year	₩	3,067,681	3,045,012
Less: dividends on hybrid bonds		(89,140)	(64,269)
Profit available for common stock	₩	2,978,541	2,980,743
Weighted average number of common shares outstanding		1,585,615,506 shares	1,585,615,506 shares
Basic and diluted earnings per share in won	₩	1,878	1,880

Considering that the Group had no dilutive potential common shares and that stock options were not included in the calculation of diluted earnings per share because they were anti-dilutive for the reporting periods presented, diluted earnings per share equal to basic earnings per share for the years ended December 31, 2023 and 2022.

(b) Weighted average number of common shares outstanding

Weighted average number of common shares outstanding as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares
Weight	365/365	365/365
Weighted average number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

39. **Commitments and contingencies**

(a) Guarantees, acceptances and credit commitments as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Guarantees:			
Guarantee outstanding	₩	12,471,728	12,041,886
Contingent guarantees		4,336,610	4,565,184
ABS and ABCP purchase commitments		1,494,747	1,378,603
		18,303,085	17,985,673
Commitments to extend credit:			
Loan commitments in Korean won		87,383,214	81,413,452
Loan commitments in foreign currencies		27,077,629	25,145,440
Others		4,244,612	4,551,882
		118,705,455	111,110,774
Endorsed bills:			
Secured endorsed bills		44	10,025
Unsecured endorsed bills		10,519,665	7,046,806
		10,519,709	7,056,831
	₩	147,528,249	136,153,278

(b) Provision for acceptances and guarantees

Provision for acceptances and guarantees, as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Guarantees outstanding	₩	12,471,728	12,041,886
Contingent guarantees		4,336,610	4,565,184
ABS and ABCP purchase commitments		1,494,747	1,378,603
Secured endorsed bills		44	10,025
	₩	18,303,129	17,995,698
Provision for acceptances and guarantees	₩	62,200	76,872
Ratio (%)		0.34	0.43

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

39. **Commitments and contingencies (continued)**

(c) Legal contingencies

Pending litigations in which the Group was involved as a defendant as of December 31, 2023 and 2022 are as follows:

			December 31, 2023	
Case	Number of claim	Claim amount	Description	Status
Deposit return	1	₩ 2,000	When the plaintiff signed a transfer contract to buy a stake in a limited company, the plaintiff set a pledge on the bank's deposit in the name of the transferor, but later requested the execution of the pledge. Hence, filed a lawsuit to claim the payment of a pledge-set deposit.	The first instance is ongoing as of December 31, 2023.
Cheque return	1	2,000	The plaintiff presented a total of nine checks (₩2 billion in total) to the Group. However, the payment was rejected due to the accident report caused by defraudation from the Group. Therefore, the plaintiff claimed to be the legitimate holder of the cashier's check in this case and requested the payment of the check against the Group.	The second instance is ongoing as of December 31, 2023.
Return of unjust earning	1	33,096	The plaintiff believes that the group of lenders including the Group unfairly sold two oil drilling vessels that are the core assets for borrowers and it caused losses to other bankruptcy creditors of the borrower. Therefore, the Plaintiff filed a lawsuit for damages.	The first instance is ongoing as of December 31, 2023.
Others	186	119,021	It includes various cases, such as compensation for loss claim.	
	189	₩ 156,117		

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

39. Commitments and contingencies (continued)

(c) Legal contingencies (continued)

Pending litigations in which the Group was involved as a defendant as of December 31, 2023 and 2022 are as follows: (continued)

			December 31, 2022	
Case	Number of claim	Claim amount	Description	Status
Deposit return	1	₩ 4,606	The plaintiff alleges that the Group has canceled the money received in his account without his consent and requested the Group to pay the deposit equivalent to the amount.	The Group won the first and second instance and the third instance is ongoing as of December 31, 2023.
Cheque return	1	2,000	The plaintiff presented a total of nine checks (₩2 billion in total) to the Group. However, the payment was rejected due to the accident report caused by defraudation from the Group. Therefore, the plaintiff claimed to be the legitimate holder of the cashier's check in this case and requested the payment of the check against the Group.	The first instance is ongoing as of December 31, 2023.
Return of unjust earning	1	33,096	The plaintiff believes that the group of lenders including the Group unfairly sold two oil drilling vessels that are the core assets for borrowers and it caused losses to other bankruptcy creditors of the borrower. Therefore, the Plaintiff filed a lawsuit for damages.	The first instance is ongoing as of December 31, 2023.
Others	166	75,629	It includes various cases, such as compensation for loss claim.	
	169	₩ 115,331		

As of December 31, 2023 and 2022, the Group recorded a provision of ₩7,163 million and ₩4,247 million for litigation for certain of the above lawsuits. Additional losses may be incurred from these legal actions besides the current provision established by the Group, but the amount of loss is not expected to have a material adverse effect on the Group's consolidated financial statements.

(d) Others

The Group recognized ₩367.1 billion and ₩339.9 billion, respectively, in the estimated amount of damages, which is likely to be paid to fulfill its obligations as of December 31, 2023 and 2022, as provisions, for customer losses expected due to delayed redemption of Lime CI funds, etc. according to the Financial Dispute Mediation Committee of the Financial Supervisory Service and Resolution of Board of Directors. In this regard, the amount paid in advance for liquidity supply and the amount compensated through fact-checking is ₩341.1 billion and ₩326.8 billion as of December 31, 2023 and 2022.

An investigation by the Financial Supervisory Service regarding the sale of Equity Linked Trust(ELT) and an investigation by the Fair Trade Commission regarding unfair collaborative practices by four commercial banks are in progress, and the results cannot be predicted at this moment.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

40. **Statements of cash flows**

(a) Cash and cash equivalents reported in the accompanying consolidated statements of cash flows as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Cash	₩	2,131,816	2,259,832
Reserve deposits		10,732,094	8,477,472
Other deposits		15,192,866	11,832,578
Cash and due from banks		28,056,776	22,569,882
Less: Restricted due from banks(*)		(244,751)	(293,956)
Less: Due with original maturities of more than three months		(196,117)	(896,004)
	₩	27,615,908	21,379,922

(*) Items which meets the definition of cash in K-IFRS No. 1007 *'Statements of Cash Flows'* is excluded.

(b) Significant non-cash activities for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Debt-equity swap	₩	916	-
Accounts payable for purchase of property and equipment		92	(3,797)
Accounts payable for purchase of intangible assets		374,685	(117,743)
Recognition of right-of-use assets		263,753	256,704
Recognition of lease liabilities		224,595	216,931

(c) Changes in liabilities resulting from financing activities for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023				
		Derivative assets	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	₩	707,184	24,212,793	33,186,179	397,251	58,503,407
Changes in cash flows		333	2,322,021	4,257,885	(175,624)	6,404,615
Amortization		-	547	(15,058)	11,256	(3,255)
Net foreign currencies transaction gain (loss)		-	165,837	114,312	(4,237)	275,912
Changes in fair value of hedged items		-	-	207,367	-	207,367
Others		(218,731)	-	-	195,923	(22,808)
Ending balance	₩	488,786	26,701,198	37,750,685	424,569	65,365,238

		December 31, 2022				
		Derivative assets	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	₩	(9,449)	20,962,239	37,625,738	414,416	58,992,944
Changes in cash flows		56	2,872,249	(3,589,574)	(185,244)	(902,513)
Amortization		-	(2,495)	(104)	8,134	5,535
Net foreign currencies transaction loss		-	380,799	(167,956)	18,864	231,707
Changes in fair value of hedged items		-	-	(681,924)	-	(681,924)
Others		716,577	-	-	141,081	857,658
Ending balance	₩	707,184	24,212,792	33,186,180	397,251	58,503,407

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions

(a) Significant balances with the related parties as of December 31, 2023 and 2022 are as follows:

Related party	Account		December 31, 2023	December 31, 2022
The parent company				
Shinhan Financial Group	Current tax assets	₩	2,856	1,814
	Deposits		22	2,188
	Current tax liabilities		118,716	426,134
	Other liabilities		65,424	55,204
Entities under common control				
Shinhan Card Co., Ltd.	Derivative assets		305	785
	Loans		168,836	494,622
	Allowance for loan loss		(1,211)	(852)
	Other assets		1,173	9,573
	Deposits		200,188	123,259
	Derivative liabilities		54,177	46,340
	Provisions		739	451
	Other liabilities(*3)		58,171	30,462
Shinhan Securities Co., Ltd.	Cash and due		8	-
	Financial assets designated at FVTPL(*2)		3,939	4,142
	Derivative assets		11,114	18,875
	Loans		29,919	23,634
	Allowance for loan loss		(143)	(187)
	Other assets(*1)		11,076	1,942
	Deposits		748,851	1,121,312
	Derivative liabilities		2,199	1,153
	Provisions		155	133
	Other liabilities(*4)		71,265	40,172
Shinhan Life Insurance	Derivative assets		22,351	15,465
	Loans		15	33
	Other assets		209,269	49
	Deposits		204,378	71,611
	Derivative liabilities		24,866	31,956
	Provisions		20	31
	Other liabilities(*5)		41,089	15,412
Shinhan Capital Co., Ltd.	Loans		280,000	-
	Allowance for loan loss		(30)	-
	Other assets		124	-
	Deposits		1,093	1,923
	Allowance for loan loss		10	16
	Other liabilities(*6)		13,490	13,152
Jeju Bank	Loans		1,825	1,906
	Allowance for loan loss		(1)	(2)
	Other assets		1	
	Deposits		2,612	2,833
	Other liabilities		2,139	2,139
Shinhan Asset Management Co., Ltd.	Financial assets designated at FVTPL (*2)		34,456	26,205
	Deposits		9,670	27,476
	Other liabilities(*7)		1,094	480
Shinhan DS	Loans		6	10
	Other assets		31,395	20,350
	Deposits		5,081	9,363
	Other liabilities		8,035	8,295
Shinhan Savings Bank	Other liabilities		10,356	8,987
Shinhan Fund Partners(*10)	Deposits		22,177	9,878
	Other liabilities		398	58

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(a) Significant balances with the related parties as of December 31, 2023 and 2022 are as follows: (continued)

Related party	Account	December 31, 2023	December 31, 2022
Entities under common control (continued)			
Shinhan AI	Other assets ₩	-	28
	Deposits	30	-
	Other liabilities	-	1,575
Shinhan REITs Management	Deposits	8,361	3,331
	Other liabilities	371	8
Shinhan Asset Trust Co., Ltd.	Loans	3,606	3,982
	Deposits	189,534	310,233
	Other liabilities(*8)	575	592
Shinhan Venture Investment Co., Ltd.	Deposits	8,041	11,003
	Other liabilities	14	10
Shinhan EZ General Insurance, Ltd.(*9)	Deposits	170	4
One-Shinhan Connect Fund 1	Deposits	289	22,009
One-Shinhan Connect Fund 2	Deposits	364	28,983
IMM Long-term Solutions Private Equity Fund	Deposits	3	619
	Other liabilities	-	7
Shinhan hyper connect venture fund Ⅰ	Deposits	5,435	-
SH Global Private Real Estate Investment Trust No.5	Derivative assets	4,282	-
	Derivative liabilities	-	5,837
SH US Nevada Photovoltaic Private Special Asset Investment Trust	Derivative assets	-	333
Shinhan AIM Real Estate Fund No.15	Derivative liabilities	-	93
Shinhan AIM Fund of Fund 4	Derivative assets	-	38
	Derivative liabilities	204	511
SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Derivative liabilities	32	454
Shinhan AIM Real Estate Fund No.22-A	Derivative assets	1,158	-
	Derivative liabilities	-	768
SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Derivative assets	-	29
	Derivative liabilities	-	23
Shinhan Dollar Income Private Security Investment Trust No.2	Derivative assets	-	1,579
Kyobo-AXA Czech Republic-Praha Private Realestate Trust No.1	Derivative liabilities	-	173
Shinhan AIM Credit Fund 4-B	Derivative liabilities	1,730	-
Investments in associates and associates of entities under common control			
BNP Paribas Cardif Life Insurance Co., Ltd.	Deposits	2,984	18,745
Partners 4th Growth Investment Fund(*11)	Deposits	-	742
ICSF (The Korea's Information Center for Savings & Finance)	Deposits	7	2
KOREA FINANCE SECURITY	Deposits	132	415
Hermes Private Equity Fund(*11)	Deposits	-	218

177

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2023 and 2022 are as follows: (continued)

Related party	Account	December 31, 2023	December 31, 2022
Investments in associates and associates of entities under common control(continued)			
Korea Credit Bureau	Deposits	₩ 640	721
Goduck Gangil1 PFV Co., Ltd.	Loans	-	6,825
	Allowance for loan loss	-	(20)
	Deposits	11	3
SBC PFV Co., Ltd.	Deposits	13,113	21,163
Sprott Global Renewable Private Equity Fund I(*11)	Deposits	-	100
Goduck Gangil10 PFV Co., Ltd.	Loans	1,100	3,100
	Allowance for loan loss	(5)	(9)
	Deposits	7,568	26,880
Shinhan Global Healthcare Fund II	Deposits	1	1
IMM Special Situation Private Equity Fund(the number two of one)(*11)	Deposits	-	151
NV Station Private Equity Fund(*11)	Deposits	-	21
Korea Digital Asset Custody	Deposits	34	153
SW-S Fund(*11)	Deposits	-	112
WaveTechnology Co., Ltd.	Deposits	17	41
iPIXEL Co., Ltd.	Deposits	11	225
CJL No.1 Private Equity Fund	Deposits	265	603
Nova New Technology Investment Fund No.1(*11)	Deposits	-	215
DS Power Semicon Private Equity Fund(*11)	Deposits	-	100
Genesis No.1 Private Equity Fund(*11)	Deposits	-	19
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits	923	59
Newlake Growth Capital Partners2 PEF(*11)	Deposits	-	353
Logisvalley Shinhan REIT Co., Ltd.	Loans	33,000	43,000
	Allowance for loan loss	(36)	(28)
	Deposits	1,134	1,421
Shinhan-Albatross Tech Investment Fund	Deposits	2,229	3,402
Shinhan Global Active REIT Co., Ltd.	Deposits	206	393
SEOKWANG T&I	Deposits	1	1
Shinhan Time 1st Investment fund	Deposits	151	238
DeepBlue No.1 Private Equity Fund(*11)	Deposits	-	400
IMM GLOBAL PRIVATE EQUITY FUND(*11)	Deposits	-	4
NH-J&-IBKC Label New Technology Fund	Deposits	301	-
CAPSTONE General Private Real Estate Investment Trust No.26 (Professional Investors)	Deposits	1	-
Key management personnel			
	Loans	5,005	6,563
	Allowance for loan loss	(2)	(2)
	Provisions	2	-

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(a) Significant balances with the related parties as of December 31, 2023 and 2022 are as follows: (continued)

(*1) Includes right-of-use assets.

(*2) It includes the amount related to investments in structured entities.

(*3) As of December 31, 2023, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩29,701 million.

(*4) As of December 31, 2023 and 2022, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩ 31,555 million and ₩ 1,529 million, respectively.

(*5) As of December 31, 2023 and 2022, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩ 32,470 million and ₩ 2,086 million, respectively.

(*6) As of December 31, 2023, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩338 million.

(*7) As of December 31, 2023, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩677 million.

(*8) As of December 31, 2023, the amount of non-controlling interests classified as liabilities for structured entities included in the consolidation is ₩169 million.

(*9) During the year, it has changed to entities under common control from an associate or an associate of entity under common control.

(*10) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.

(*11) It has been removed from the related party as of December 31, 2023.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows:

Related party	Account		December 31, 2023	December 31, 2022
The parent company				
Shinhan Financial Group	Fees and commission income	₩	2	3
	Other operating income		1,523	1,886
	Interest expense		(514)	(221)
	Fees and commission expense		(41,682)	(41,682)
	Other operating expense		(402)	(584)
Entities under common control				
Shinhan Card Co., Ltd.	Interest income		14,085	8,484
	Fees and commission income		176,704	165,870
	Gain related to derivatives		7,698	10,653
	Other operating income		6,312	5,728
	Interest expense(*2)		(650)	(428)
	Fees and commission expense		(8,427)	(9,482)
	Loss related to derivatives		(19,650)	(38,349)
	Reversal of (provision for) allowance		(358)	(412)
	Other operating expense		(288)	(21)
Shinhan Securities Co., Ltd.	Interest income		2,365	1,723
	Fees and commission income		4,243	4,893
	Financial assets measured at FVTPL(*1)		137	(26)
	Gain related to derivatives		48,754	81,994
	Other operating income		8,331	7,318
	Interest expense(*3)		(16,376)	(6,732)
	Fees and commission expense		-	(22)
	Loss related to derivatives		(37,080)	(68,511)
	Reversal of (provision for) allowance		44	49
	Other operating expense		(417)	(637)
Shinhan Life Insurance Co., Ltd.	Fees and commission income		3,557	9,658
	Gain related to derivatives		36,654	54,710
	Other operating income		3,628	3,814
	Interest expense(*4)		(3,772)	(2,261)
	Fees and commission expense		(576)	(569)
	Loss related to derivatives		(16,823)	(53,308)
	Other operating expense		11	-
Shinhan Capital Co., Ltd.	Interest income		5,986	-
	Fees and commission income		27	26
	Other operating income		1,157	920
	Interest expense(*5)		(464)	(236)
	Reversal of (provision for) allowance		(30)	-
	Other operating expense		6	-
Jeju Bank	Interest income		2	2
	Other operating income		635	589
	Interest expense		(71)	(38)
	Reversal of (provision for) allowance		1	-

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(b) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

Related party	Account		December 31, 2023	December 31, 2022
Entities under common control				
Shinhan Asset Management Co., Ltd.	Financial assets measured at FVTPL(*1)	₩	8,251	5,799
	Fees and commission income		37	47
	Gain related to derivatives		262	-
	Other operating income		141	139
	Interest expense(*6)		(102)	(864)
	Fees and commission expense		(1,432)	(1,409)
Shinhan DS	Fees and commission income		4	-
	Other operating income		1,014	899
	Interest expense		(405)	(240)
	Other operating expense		(85,239)	(83,743)
Shinhan Savings Bank	Fees and commission income		1,295	1,520
	Other operating income		939	774
	Interest expense		(322)	(186)
Shinhan Fund Partners(*9)	Fees and commission income		44	47
	Other operating income		168	160
	Interest expense		(803)	(165)
Shinhan REITs Management	Interest expense		(191)	(40)
Shinhan AI	Other operating income		102	100
	Fees and commission expense		(6,365)	(6,921)
Shinhan Asset Trust Co., Ltd.	Interest income		(3,960)	(2,070)
	Fees and commission income		25	24
	Interest expense(*7)		(1,945)	(2,095)
	Fees and commission expense		(25)	(340)
Shinhan Venture Investment Co., Ltd.	Fees and commission income		1	-
	Interest expense		(287)	(199)
Shinhan EZ General Insurance, Ltd.(*8)	Fees and commission income		5	2
	Interest expense		-	(1)
One-Shinhan Connect Fund 1	Fees and commission income		13	-
	Interest expense		(8)	(44)
One-Shinhan Connect Fund 2	Fees and commission income		4	-
	Interest expense		(10)	(18)
IMM Long-term Solutions Private Equity Fund	Interest expense		(2)	(10)
Shinhan hyper connect venture fund I	Interest expense		(6)	-
	Fees and commission income		3	-
SH Global Private Real Estate Investment Trust No.5	Gain related to derivatives		9,715	-
	Loss related to derivatives		(34)	(5,837)
SH US Nevada Photovoltaic Private Special Asset Investment Trust	Gain related to derivatives		2,311	333
Shinhan AIM Real Estate Fund No.15	Loss related to derivatives		(6)	(93)
Shinhan AIM Fund of Fund 4	Gain related to derivatives		1,965	38
	Loss related to derivatives		(354)	(511)
SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Gain related to derivatives		2,025	-
	Loss related to derivatives		(105)	(454)
Shinhan AIM Real Estate Fund No.22-A	Gain related to derivatives		2,095	-
	Loss related to derivatives		-	(768)
SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Gain related to derivatives		932	29
	Loss related to derivatives		(480)	(23)

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(b) Significant transactions with the related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

Related party	Account	December 31, 2023	December 31, 2022
Entities under common control			
Shinhan Dollar Income Private Security Investment Trust No.2	Gain related to derivatives ₩	-	1,579
	Loss related to derivatives	(1,876)	-
Kyobo-AXA Czech Republic-Praha Private Realestate Trust No.1	Gain related to derivatives	617	-
	Loss related to derivatives	-	(173)
SH Lifetime Income TIF Mixed Asset Investment Trust	Gain related to derivatives	18	-
SH Long-Term Growth TDF 2030 Security Investment Trust	Gain related to derivatives	44	-
SH Long-Term Growth TDF 2035 Security Investment Trust	Gain related to derivatives	42	-
Shinhan AIM Credit Fund 4-B	Loss related to derivatives	(1,957)	-
Investments in associates and associates of entities under common control			
BNP Paribas Cardif Life Insurance Co., Ltd.	Fees and commission income	3,695	1,283
	Interest expense	(57)	(52)
Partners 4th Growth Investment Fund(*10)	Interest expense	-	(12)
KOREA FINANCE SECURITY	Fees and commission income	4	6
Korea Credit Bureau	Fees and commission income	14	13
Goduck Gangil1 PFV Co., Ltd	Interest income	143	377
	Reversal of (provision for) allowance	20	31
SBC PFV Co., Ltd	Fees and commission income	-	808
	Interest expense	(13)	(23)
Goduck Gangil10 PFV Co., Ltd	Interest income	69	171
	Interest expense	(647)	(738)
	Reversal of (provision for) allowance	4	14
CJL No.1 Private Equity Fund	Interest expense	(10)	-
iPIXEL Co., Ltd.	Interest income	-	1
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense	(1)	(1)
Logisvalley Shinhan REIT Co., Ltd.	Interest income	1,841	1,018
	Interest expense	(2)	(1)
	Reversal of (provision for) allowance	(8)	(28)
Shinhan-Albatross Tech Investment Fund	Interest expense	(4)	(7)
Newlake Growth Capital Partners2 PEF(*10)	Interest expense	-	(1)
Shinhan Global Active REIT Co., Ltd.	Interest expense	(2)	(1)
DeepBlue No.1 Private Equity Fund(*10)	Interest expense	-	(2)
NH-J&-IBKC Label New Technology Fund	Interest expense	(12)	-
Key management personnel			
	Interest income	242	205

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2022 and 2022 are as follows: (continued)

(*1) The amount of investment related to structured entities is included.
(*2) The amount includes ₩(-)449million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*3) The amount includes ₩46 million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*4) The amount includes ₩98 million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*5) The amount includes ₩(-)14 million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*6) The amount includes ₩(-)28 million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*7) The amount includes ₩(-)7 million of gain or loss on non-controlling interests of structured entities that are subject to the consolidation.
(*8) During the year, it has changed to entities under common control from an associate or an associate of entity under common control.
(*9) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.
(*10) It has been removed from the related party as of December 31, 2023.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(c) Details of transactions with key management for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Short and long-term employee benefits	₩	11,530	11,742
Post-employment benefits		364	395
Share-based payment transactions		6,170	4,345
	₩	18,064	16,482

(d) Payment guarantees of related parties

The guarantees provided between the related parties as of December 31, 2023 and 2022 are as follows:

Guaranteed parties		Amount of guarantees		Account
		December 31, 2023	December 31, 2022	
Shinhan Securities Co., Ltd.	₩	19,000	19,000	Purchase note agreement
		397,633	382,713	Unused credit
Shinhan Card Co., Ltd.		476,221	342,356	Unused credit
		36,877	36,878	Financial guarantee (Letter of credit method)
Shinhan Life Insurance Co., Ltd.		100,087	400,070	Unused credit
Shinhan Capital Co., Ltd.		40,000	40,000	Unused credit
BNP Paribas Cardif Life Insurance Co., Ltd.		10,000	10,000	Unused credit
Shinhan DS		42	17	Unused credit
		21	-	Payment guarantee
Structured entities		742,125	649,432	Securities acquisition agreement(*)
Key management personnel		3,241	2,143	Unused credit limit
	₩	1,825,247	1,882,609	

(*) The amount is for subsidiaries and associates, which are structured entities, under common control.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(e) Collaterals provided to the related parties

i) Details of collaterals provided to the related parties as of December 31, 2023 and 2022 are as follows:

	Related party	Pledged assets	December 31, 2023		December 31, 2022	
			Carrying amounts	Amounts collateralized	Carrying amounts	Amounts collateralized
Entities under common control	Shinhan Life Insurance Co., Ltd.	Securities ₩	10,008	10,008	10,055	10,055

ii) Details of collaterals provided by the related parties as of December 31, 2023 and 2022 are as follows:

	Related party	Pledged assets		December 31, 2023	December 31, 2022
Entities under	Shinhan Securities Co., Ltd.	Deposits	₩	309,650	266,600
	Jeju Bank	Government bonds		40,000	40,000
	Shinhan Life Insurance Co., Ltd.	Government bonds		10,000	378,000
	Shinhan Card Co., Ltd.	Deposits		180	180
		Bonds		237,986	520,000
	Shinhan Capital Co., Ltd.	Government, corporate bonds		364,000	-
Investments in associates	BNP Paribas Cardif Life Insurance Co., Ltd.	Government bonds		2,400	12,400
	iPIXEL Co., Ltd.	Electronic credit guarantee		-	190
	Logisvalley Shinhan REIT Co., Ltd.	Mortgage trust		39,600	51,600
Key management personnel		Real estate		4,417	8,073
		Deposits		1,127	1,306
		Guarantee		1,308	3,092
			₩	1,010,668	1,281,441

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(f) Transactions with related parties

(i) Loan transactions with related parties for the years ended December 31, 2023 and 2022 are as follows:

	Related party		December 31, 2023			
			Beginning(*1)	Loans(*2)	Collections(*2)	Ending(*1)
Entities under common control	Shinhan DS	₩	10	16	(20)	6
	Shinhan Securities Co., Ltd.		23,634	108,281	(101,996)	29,919
	Shinhan Card Co., Ltd.		494,622	285,122	(610,908)	168,836
	Shinhan Life Insurance Co., Ltd.		33	20	(38)	15
	Jeju Bank		1,906	1,892	(1,973)	1,825
	Shinhan Capital Co., Ltd.		-	281,621	(1,621)	280,000
Investments in associates and associates of entities under common control	Goduck Gangil1 PFV Co., Ltd.		6,825	-	(6,825)	-
	Goduck Gangil10 PFV Co., Ltd.		3,100	-	(2,000)	1,100
	Logisvalley Shinhan REIT Co., Ltd.		43,000	33,000	(43,000)	33,000
Key management personnel			6,563	3,154	(4,712)	5,005
		₩	579,693	713,106	(773,093)	519,706

(*1) The amount is before deducting allowance.
(*2) Some of the limit loans are shown in net amount.

	Related party		December 31, 2022			
			Beginning(*1)	Loans(*2)	Collections(*2)	Ending(*1)
Entities under common control	Shinhan DS	₩	7	16	(13)	10
	Shinhan Card Co., Ltd.		96,164	535,117	(136,659)	494,622
	Jeju Bank		2,060	3,893	(4,047)	1,906
	Shinhan Securities Co., Ltd.		192,413	72,765	(241,544)	23,634
	Shinhan Life Insurance Co., Ltd.		13	37	(17)	33
Investments in associates and associates of entities under common control	Goduck Gangil1 PFV Co., Ltd.		12,000	-	(5,175)	6,825
	Goduck Gangil10 PFV Co., Ltd.		7,600	-	(4,500)	3,100
	iPIXEL Co., Ltd.		55	-	(55)	-
	Logisvalley Shinhan REIT Co., Ltd.		-	43,000	-	43,000
Key management personnel			6,150	4,590	(4,177)	6,563
		₩	316,462	659,418	(396,187)	579,693

(*1) The amount is before deducting allowance.
(*2) Some of the limit loans are shown in net amount.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(f) Transactions with related parties (continued)

(ii) Borrowing transactions with related parties for the years ended December 31, 2023 and 2022 are as follows:

| | Related party | Account | | December 31, 2023 | | | |
				Beginning	Loans	Collections	Ending
Entities under common control	Shinhan Securities Co., Ltd.	Deposit(*1)	₩	502,280	23,624	(472,956)	52,948
	Shinhan Card Co., Ltd.	Deposit(*1)		1,794	57,885	(8,031)	51,648
	Shinhan Asset Management Co., Ltd.	Deposit(*1)		10,341	-	(10,341)	-
	Shinhan Fund Partners(*2)	Deposit(*1)		5,000	29,000	(19,000)	15,000
	Shinhan DS	Deposit(*1)		6,786	-	(3,563)	3,223
	Shinhan Asset Trust Co., Ltd.	Deposit(*1)		100,000	50,172	(100,000)	50,172
	Shinhan Life Insurance Co., Ltd.	Deposit(*1)		31,098	18,937	(4,490)	45,545
	Shinhan REITs Management	Deposit(*1)		3,000	6,100	(1,000)	8,100
	Shinhan Venture Investment Co., Ltd.	Deposit(*1)		10,500	5,000	(7,500)	8,000
	IMM Long-term Solutions Private Equity Fund	Deposit(*1)		609	-	(609)	-
Associate of entity under joint control(*3)	NH-J&-IBKC Label New Technology Fund	Deposit(*1)		-	335	(87)	248
	CJL No.1 Private Equity Fund	Deposit(*1)		603	-	(338)	265
			₩	672,011	191,053	(627,915)	235,149

(*1) The details of settlements among related parties' depository liabilities that can be deposited and withdrawn on demand, are excluded.
(*2) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.
(*3) The amount of ₩ 4 million in deposits of DeepBlue No.1 Private Equity Fund, which is excluded from related parties was excluded from the beginning balance.

| | Related party | Account | | December 31, 2022 | | | |
				Beginning	Loans	Collections	Ending
Entities under common control	Shinhan Securities Co., Ltd.(*2)	Debenture	₩	19,100	1,389,588	(1,408,688)	-
	Shinhan Securities Co., Ltd.	Deposit(*1)		143,563	358,717	-	502,280
	Shinhan Card Co., Ltd.	Deposit(*1)		3,212	1,019	(2,437)	1,794
	Shinhan Asset Management Co., Ltd.	Deposit(*1)		78,911	9,968	(78,538)	10,341
	Shinhan Fund Partners(*3)	Deposit(*1)		12,000	10,000	(17,000)	5,000
	Shinhan DS	Deposit(*1)		825	5,961	-	6,786
	Shinhan Asset Trust Co., Ltd.	Deposit(*1)		180,000	50,000	(130,000)	100,000
	Shinhan Life Insurance Co., Ltd.	Deposit(*1)		20,903	12,445	(2,250)	31,098
	Shinhan REITs Management	Deposit(*1)		-	3,000	-	3,000
	Shinhan Venture Investment Co., Ltd.	Deposit(*1)		-	12,000	(1,500)	10,500
	IMM Long-term Solutions Private Equity Fund	Deposit(*1)		-	609	-	609
Associate of entity under joint control.	CJL No.1 Private Equity Fund	Deposit(*1)		-	603	-	603
	DeepBlue No.1 Private Equity Fund	Deposit(*1)		-	400	-	400
			₩	458,514	1,854,310	(1,640,413)	672,411

(*1) The details of settlements among related parties' depository liabilities that can be deposited and withdrawn on demand, are excluded.
(*2) It includes private equity bonds of general investors sold through Shinhan Securities Co., Ltd.
(*3) Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(g) Major commitments related to derivatives

As of December 31, 2023 and 2022, the significant commitments related to derivative assets and liabilities with related parties are as follows:

	Related party	Classification of commitments		December 31, 2023	December 31, 2022
Entities under common control	Shinhan Life Insurance Co., Ltd.	Derivatives	₩	1,507,630	1,001,557
	Shinhan Card Co., Ltd.	Derivatives		857,363	1,037,409
	Shinhan Securities Co., Ltd.	Derivatives		687,749	581,315
	SH US Nevada Photovoltaic Private Special Asset Investment Trust	Derivatives		-	47,524
	SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Derivatives		29,103	27,609
	Shinhan Dollar Income Private Security Investment Trust No.2	Derivatives		-	37,639
	Shinhan AIM Fund of Fund 4	Derivatives		30,715	30,904
	Shinhan AIM Real Estate Fund No.22-A	Derivatives		26,573	24,575
	SH Global Private Real Estate Investment Trust No.5	Derivatives		196,505	194,657
	SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Derivatives		-	11,706
	Kyobo-AXA Czech Republic-Praha Private Realestate Trust No.1	Derivatives		-	8,390
	Shinhan AIM Credit Fund 4-B	Derivatives		66,682	-
	Shinhan AIM Real Estate Fund No.15	Derivatives		-	2,128
			₩	3,402,320	3,005,413

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(h) Major investment and collection transactions

Major investments and collection transactions with related parties for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023			
	Related party		Investment	Collection
Investments in associates	Shinhan-Albatross Technology Investment Fund	₩	-	1,000
	Korea Credit Bureau		-	45
	Neoplux Technology Valuation Investment Fund		-	3,331
	All Together Korea Fund 6		105	105
	All Together Korea Fund 7		105	105
	One Shinhan Connect Fund 1		-	208
	One Shinhan Connect Fund 2		-	6,130
	Shinhan SKS Corporate Recovery Private Equity Fund		6,682	298
	One Shinhan Futures Fund 1		-	612
	One Shinhan Futures Fund 3		-	309
	DDI LVC Master Real Estate Investment Trust Co., Ltd.		450	-
	BTS 2nd Private Equity Fund		2,200	-
	One Shinhan Mezzanine Fund 1		10,000	-
	Shinhan hyper connect venture fund I		15,200	-
	Shinhan Global Flagship Venture Fund1		18,000	
	One Shinhan Futures Fund 2		-	199
	Shinhan hyper future's venture fund 1		319	-
	KST-SH Laboratory Investment Fund No.1		-	260
	SBC PFV Co., Ltd.		1,875	-
Entities under common control and investments in associates under common control	SH YoungNam LNG Combined Cycle Private Special Asset Investment Trust[Infra business]		-	10,147
	SHBNPP Mokpo New Port Professional Investment Type Private Special Asset Investment Trust		-	1,822
	SHBNPP Real Estate Loan Professional Investment Type Private Real Estate Investment Trust No.1		-	8,821
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1		1,204	3,199
	Shinhan AIM Social Enterprise Investment Fund I		48	-
	SHINHAN NPS RENEWABLE FUND NO.1		212	7,238
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2		3,500	3,389
	Shinhan AIM Social Enterprise Investment Fund II		78	-
	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1		7,471	124
	Shinhan AIM FoF Fund 6		4,298	772
	SHBNPP Venture Professional Investment Type Private Investment Trust No.3		3,500	-
	SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1		525	-
	Shinhan ESG Bond Specialized Investment Trust No. 1		-	8,779
	Shinhan AIM Social Enterprise Investment Fund III		1,250	-
	SH Venture Professional Investment Type Private Investment Trust No.4		14,000	-
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.3		14,339	9
	SH Startup Venture Alpha Private Equity Mixed Asset Trust No.2		2,100	-
	Shinhan Digital New Deal Private Mixed Asset		9,414	23
	Shinhan Subway Line No.9 Private Mixed Asset		-	6,619
	Shinhan AIM FoF Fund 9-C		4,335	398
	SH Venture Private Investment Trust No.5		21,000	-
	Shinhan Greenway Corporate Investment FUND NO.1		12,500	-

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022(In millions of Korean won)

41. Related party transactions (continued)

(h) Major investment and collection transactions (continued)

Major investments and collection transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

	December 31, 2023			
	Related party		Investment	Collection
Entities under common control and investments in associates under common control	SH BGT Private Special Asset Investment Trust No.2	₩	8,154	-
	SH-KT Logistics Investment Type Private Real Estate Investment Trust No.1[FoFs]		20	-
	SH Venture Private Investment Trust No.6		8,082	-
	SH-LS Global Green Way Private Special Asset Investment Trust		14,000	-
	Shinhan One Flagship Real Estate Development Fund 1		13,218	-
	Shinhan KKR Global Program Private Investment Trust(USD)		6,255	-
	SH Dollar Short-term Security Investment Trust No.1[Bond]		21,376	-
	SH Brookfield Infrastructure Fund V Private Special Asset Investment Trust No.2-A(USD)[FoFs]		12,894	-
	SH Venture Private Investment Trust No.6		6,125	-
	SH Special Situation Private Real Estate Feeder Investment Trust No.1		10,702	-
	Shinhnan Corporate Opportunities Investment private Mixed Asset Investment Trus		11,807	-
	SH Green Infrastructure Private Special Asset Investment Trust No.1		1,213	-
	Shinhan The Credit Private Mixed Asset Trust No.01		10,000	-
	DB EB private investment fund2		2,000	-
	SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Tru No.3		-	6,993
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investme Trust No.3		-	11,610
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investmei Trust No.2		-	877
	SHBNPP BNCT Professional Investment Type Private Mixed Asset		-	18,743
	SHBNPP Sangju YC Expressway Professional Investment Type Private Special Ass Investment Trust		2	-
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		-	2,690
	Mastern Opportunity Seeking Real Estate Fund II		-	1,575
	SIMONE Mezzanine Fund No.3		-	1,312
	PHAROS DK FUND		-	635
	SH Estate Loan Private Investment No.2		10,989	6,443
	SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		1,396	-
	IGIS Private Real Estate Investment Trust 517-1		18,500	-
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3		4,211	-
	Shinhan Digital Healthcare New Technology Investment Fund 1		-	292
	Shinhan Time Secondary Blind Fund		1,500	-
	Shinhan-soo secondary Fund		1,350	-
	SHINHAN-NEO Market-Frontier 2nd Fund		1,500	-
	T&F2019 SS Private Equity Fund Specializing in Start-up and Venture Business		-	842
	SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		-	6,997

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(h) Major investment and collection transactions (continued)

Major investments and collection transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

	December 31, 2023			
	Related party		**Investment**	**Collection**
Entities under and investments in associates under common control	J& Moorim Jade Investment Fund	₩ -		226
	NH Kyobo AI Solution Investment Fund		-	2,192
	SKS-YOZMA No.1 Fund		-	2,070
	Keistone Unicorn Private Equity Fund		-	2,250
	Forward-NBH New Technology Fund 1		2,000	-
	Kiwoom Materials, Parts and Equipment 3 New Technology Business Investment Fund		2,000	-
	VL Ziegler II Private Equity Fund		9,000	-
	SQUARE NEW PARADIGM INVESTMENT FUND NO.1		2,000	-
	Kiwoom-Time Animation New Technology Business Investment Fund		2,000	-
	Ascent-Welcome Fund2		3,000	-
		₩	340,004	129,689

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. Related party transactions (continued)

(h) Major investment and collection transactions (continued)

Major investments and collection transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

			December 31, 2022	
	Related party		**Investment**	**Collection**
Investments in associates	Shinhan-Albatross Technology Investment Fund	₩	-	1,200
	Shinhan-Neoplux Energy Newbiz Fund		-	288
	Korea Digital Asset Custody		-	-
	Newlake Growth Capital Partners2 PEF		-	136
	Neoplux Technology Valuation Investment Fund		-	598
	Stassets-DA Value Healthcare Fund I		-	107
	KST-SH Laboratory Investment Fund No.1		500	-
	Partners 4th Growth Investment Fund		-	1,714
	One Shinhan Connect Fund 1		11,100	12,163
	One Shinhan Connect Fund 2		15,000	-
	Shinhan SKS Corporate Recovery Private Equity Fund		4,965	-
	Shinhan VC Tomorrow Venture Fund 1		10,000	-
	One Shinhan Futures Fund 1		-	794
	One Shinhan Futures Fund 3		598	-
	DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,625	-
	Logisvalley Shinhan REIT Co., Ltd.(*)		9,800	-
	BTS 2nd Private Equity Fund		3,026	-
	Shinhan Global Flagship Venture Fund1		18,000	-
Entities under common control and investments in associates under common control	SHBNPP Mokpo New Port Professional Investment Type Private Special Asset Investment Trust		-	1,519
	SHBNPP Real Estate Loan Professional Investment Type Private Real Estate Investment Trust No.1		-	720
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1		-	4,223
	Shinhan AIM Social Enterprise Investment Fund I		-	659
	SHINHAN NPS RENEWABLE FUND NO.1		8,927	34
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2		3,500	3,457
	Shinhan AIM Social Enterprise Investment Fund II		324	-
	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1		1,151	-
	Shinhan AIM FoF Fund 6		12,673	-
	SHBNPP Venture Professional Investment Type Private Investment Trust No.3		10,500	-
	SHBNPP Ongoing Peace TDF 2040 Security Investment Trust(H)[Equity Balanced-FoF]		-	1,247
	SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1		525	-
	Shinhan AIM Investment Finance Specialized Investment Trust No. 1		5,396	-
	Shinhan ESG Bond Specialized Investment Trust No. 1		-	70,678
	Shinhan AIM Social Enterprise Investment Fund III		1,775	-
	SH Venture Professional Investment Type Private Investment Trust No.4		21,000	-
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.3		8,234	-
	SH Startup Venture Alpha Private Equity Mixed Asset Trust No.2		1,575	-
	Shinhan Digital New Deal Private Mixed Asset		4,007	-
	Shinhan Subway Line No.9 Private Mixed Asset		115,457	5,112
	Shinhan AIM FoF Fund 9-C		9,560	-
	SH Venture Private Investment Trust No.5		21,000	-
	Shinhan Greenway Corporate Investment FUND NO.1		7,300	-

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(h) Major investment and collection transactions (continued)

Major investments and collection transactions with related parties for the years ended December 31, 2023 and 2022 are as follows: (continued)

	December 31, 2022			
	Related party		**Investment**	**Collection**
Entities under common control and investments in associates under common control	Shinhan Dollar Income Private No.2 Fund	₩	38,019	-
	Shinhan Corporate Investment Type Private No.15 Fund		50,000	-
	SH BGT Private Special Asset Investment Trust No.2		3,995	-
	SH-KT Logistics Investment Type Private Real Estate Investment Trust No.1[FoFs]		11,600	-
	Aone Mezzanine Opportunity Private Mixed Investment		-	2,600
	SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Tru No.3		9,200	669
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investme Trust No.3		-	201
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investmer Trust No.2		-	3,474
	SHBNPP Sangju YC Expressway Professional Investment Type Private Special Ass Investment Trust		5	-
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		-	4,361
	Mastern Opportunity Seeking Real Estate Fund II		-	2,366
	SHBNPP BNCT Professional Investment Type Private Mixed Asset		-	16,452
	SH Estate Loan Private Investment No.2		29,458	1,531
	SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		247	-
	Pacific Private Investment Trust No.49-1		10,000	-
	Shinhan Digital Healthcare New Technology Investment Fund 1		-	587
	Truston Global Professional Investment Type Private Special Asset Investment Trust No.3		-	409
	IMM Long-term Solutions Private Equity Fund		19,434	-
	Synergy-Turnaround 18th New Technology Fund		1,000	-
	Genesis No.1 Private Equity Fund		238	-
	T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		-	842
	SHINHAN-NEO Core Industrial Technology Fund		1,160	-
	SHINHAN-NEO Market-Frontier 2nd Fund		3,000	-
	Synergy-Turnaround 13th New Technology Fund		-	1,374
	J& Moorim Jade Investment Fund		-	131
	Gyeonggi-Neoplux Superman Fund		-	248
	SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		4,732	418
	Genesis Eco No.1 PEF		97	-
	Daishin Newgen New Technology Investment Fund 1st		-	854
	KTB Newlake Global Healthcare PEF		6,283	10,187
	NH-Brain EV Fund		10,000	-
	IGEN2023 No.1 Private Equity Fund		4,000	237
	IP-LD 2023 No.1 Fund		1,000	-
	NH-J&-IBKC Label Technology Fund		5,000	-
	History 2023 Fintech Fund		1,100	-
	NH-Daishin-Kyobo Healthcare No.1 Fund		3,000	-
	IBKC-BEHIGH Fund 1st		1,500	-
	ON No.1 Private Equity Fund		2,000	-
		₩	528,586	151,590

(*)It includes investment without voting rights.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

41. **Related party transactions (continued)**

(i) The main types of transactions between the Group and related parties include deposit transactions, loan transactions, credit offering transactions by local subsidiaries due to the acquisition of L/C opened by the Bank, overdraft transactions related to credit card funds settlement and CLS payment service agreement transactions.

(j) For the years ended December 31, 2023 and 2022, the Group purchased bonds through Shinhan Securities Co., Ltd. at ₩5,335,149 million and ₩ 4,497,237 million, respectively, while the amount sold is ₩1,410,644 million and ₩2,428,750 million, respectively.

(k) As of of December 31, 2023 and 2022, the plan assets deposited in the DB type retirement pension operated and managed by Shinhan Life Insurance are ₩187,228 million and ₩99,992 million, respectively. The plan assets deposited in the DB type retirement pension operated by Shinhan Securities Co., Ltd. and managed by Shinhan Life Insurance are ₩22,026 million and ₩21,221 million, respectively.

(l) As of December 31, 2023 and 2022, the limitation contract amount provided by Shinhan Card, a related party, is ₩67,346 million and ₩66,900 million, respectively.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

42. **Investments in subsidiaries**

(a) Condensed statements of financial positions for the Bank (separate) and its subsidiaries as of December 31, 2023 and 2022 are as follows:

		December 31, 2023			December 31, 2022		
		Total assets	Total liabilities	Total equity	Total assets	Total liabilities	Total equity
Shinhan Bank	₩	469,727,053	438,670,141	31,056,912	454,842,498	425,703,758	29,138,740
Shinhan Bank America		2,256,668	2,016,393	240,275	2,414,659	2,152,709	261,950
Shinhan Bank Canada		1,035,231	939,250	95,981	850,852	763,728	87,124
Shinhan Bank Europe GmbH		1,085,421	976,323	109,098	1,188,733	1,095,161	93,572
Shinhan Bank China Limited		5,213,950	4,597,056	616,894	6,198,889	5,619,181	579,708
Shinhan Kazakhstan Bank Limited		1,344,932	1,219,802	125,130	346,739	291,682	55,057
Shinhan Bank Cambodia		1,087,730	743,577	344,153	1,071,860	869,359	202,501
Shinhan Bank Japan		13,708,217	12,715,499	992,718	12,313,754	11,456,039	857,715
Shinhan Bank Vietnam Ltd.		9,147,925	7,588,696	1,559,229	9,926,850	8,586,360	1,340,490
Shinhan Bank Mexico		379,694	251,269	128,425	326,518	224,579	101,939
Shinhan Bank Indonesia(*)		1,943,475	1,545,711	397,764	1,844,950	1,467,028	377,922
Structured entities		10,010,605	10,072,258	(61,653)	8,791,239	8,884,512	(93,273)

(*) Fair value adjustments at the time of business combination have reflected.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

42. **Investments in subsidiaries (continued)**

(b) Condensed statements of comprehensive income for the Bank (separate) and its subsidiaries for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023			December 31, 2022		
	Operating income	Profit for the year	Total comprehensive income (loss) for the year	Operating income	Profit for the year	Total comprehensive income (loss) for the year
Shinhan Bank ₩	35,256,209	2,612,112	3,265,293	33,807,522	2,631,873	2,027,693
Shinhan Bank America	119,594	(26,696)	(21,675)	93,782	7,201	13,625
Shinhan Bank Canada	60,262	5,163	8,857	35,959	4,344	4,521
Shinhan Bank Europe GmbH	53,987	10,205	15,526	21,941	4,885	5,445
Shinhan Bank China Limited	305,388	39,180	37,186	312,557	45,703	25,942
Shinhan Kazakhstan Bank Limited	190,269	68,695	70,073	35,940	9,357	9,940
Shinhan Bank Cambodia	82,926	9,300	11,882	69,408	23,638	34,774
Shinhan Bank Japan	300,251	127,048	86,540	281,448	116,735	47,676
Shinhan Bank Vietnam Ltd.	806,338	232,822	218,740	632,162	197,766	214,702
Shinhan Bank Mexico	33,617	9,063	26,487	17,977	4,740	15,427
Shinhan Bank Indonesia(*)	147,208	7,616	20,181	92,666	12,548	712
Structured entities	546,962	57,415	57,415	319,026	(106,273)	(105,925)

(*) Fair value adjustments at the time of business combination are applied.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022

43. **Interests in unconsolidated structured entities**

(a) The nature and extent of interests in unconsolidated structured entities

The Group is involved in structured entities through investments in asset-backed securities, structured finance, and investment funds. The main characteristics of the structured entities are as follows:

	Description
Assets-backed securitization	Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators' funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement. The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles' assets, (ii) (even if the Group is able to do so) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities issued or subordinated obligations or by providing other forms of credit support.
Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (Mergers and Acquisitions), BTL (Build-Transfer-Lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.
Investment fund	Investment fund is a type of financial assets where investment funds raise funds from the general public to invest in a group of assets such as stocks or bonds and distribute their income and capital gains to their investors The Group manages assets on behalf of other investors, such as investing in equity in investment funds, collective investment companies, and business members.

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

43. Interests in unconsolidated structured entities (continued)

(a) The nature and extent of interests in unconsolidated structured entities (continued)

The size of unconsolidated structured entities as of December 31, 2023 and 2022 are as follows:

		December 31, 2023			
		Assets-backed securitization	Structured financing	Investment fund	Total
Total assets	₩	154,932,869	296,274,180	211,534,841	662,741,890

		December 31, 2022			
		Assets-backed securitization	Structured financing	Investment fund	Total
Total assets	₩	109,297,670	223,632,461	222,486,034	555,416,165

(b) Nature of risk associated with interests in unconsolidated structured entities

i) The carrying amounts of the assets and liabilities recognized relating to its interests in unconsolidated structured entities as of December 31, 2023 and 2022 are as follows:

		December 31, 2023			
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:					
Loans at amortized cost	₩	571,156	8,012,626	68,102	8,651,884
Securities at FVTPL		3,463,636	51,392	5,626,022	9,141,050
Derivative assets		674	-	-	674
Securities at FVTOCI		572,626	180,179	-	752,805
Securities at amortized cost		4,666,904	-	65	4,666,969
	₩	9,274,996	8,244,197	5,694,189	23,213,382
Liabilities:					
Derivative liabilities	₩	9,939	315	-	10,254

		December 31, 2022			
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:					
Loans at amortized cost	₩	382,894	7,023,732	85,772	7,492,398
Loans at FVTPL		-	46,626	-	46,626
Securities at FVTPL		2,023,694	54,789	6,022,521	8,101,004
Derivative assets		4,432	-	-	4,432
Securities at FVTOCI		1,106,404	175,366	-	1,281,770
Securities at amortized cost		4,082,846	-	-	4,082,846
	₩	7,600,270	7,300,513	6,108,293	21,009,076
Liabilities:					
Derivative liabilities	₩	24,902	91	-	24,993

Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

43. Interests in unconsolidated structured entities (continued)

(b) Nature of risk associated with interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to interests in unconsolidated structured entities as of December 31, 2023 and 2022 are as follows:

		December 31, 2023			
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets owned	₩	9,274,996	8,244,197	5,694,189	23,213,382
Purchase commitments		958,869	10,462	777,162	1,746,493
Providing unused credit		348,690	289,753	-	638,443
	₩	10,582,555	8,544,412	6,471,351	25,598,318

		December 31, 2022			
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets owned	₩	7,600,270	7,300,513	6,108,293	21,009,076
Purchase commitments		891,860	91,858	472,954	1,456,672
Providing unused credit		407,839	251,909	-	659,748
	₩	8,899,969	7,644,280	6,581,247	23,125,496

SHINHAN BANK AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
For the years ended December 31, 2023 and 2022
(In millions of Korean won)

44. **Information of trust business**

(a) Total assets with trust business as of December 31, 2023 and 2022 and operating revenue for the years ended December 31, 2023 and 2022 are as follows:

		Total assets		Operating revenue	
		December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Consolidated	₩	3,603,114	3,764,132	266,404	112,993
Unconsolidated		122,245,925	91,944,641	2,608,100	1,303,281
	₩	125,849,039	95,708,773	2,874,504	1,416,274

(b) Significant balances with trust business as of December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Borrowings from trust accounts	₩	6,530,921	6,563,116
Deposits		9,533	30,094
Accrued revenues from asset management fee from trust accounts		34,762	22,809
Accrued interest expenses		5,547	7,977

(c) Significant transactions with trust business for the years ended December 31, 2023 and 2022 are as follows:

		December 31, 2023	December 31, 2022
Asset management fee from trust accounts	₩	180,458	177,579
Termination fee		1,476	1,056
Interest expense for deposits		590	552
Interest on borrowings from trust accounts		157,565	99,313